    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 3, 1997

                                                 REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                             BELCO OIL & GAS CORP.
             (Exact name of Registrant as specified in its charter)

            NEVADA                           1311                         13-3869719
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)
                                                              ROBERT A. BELFER
                                                         CHAIRMAN OF THE BOARD AND
                                                          CHIEF EXECUTIVE OFFICER
         767 FIFTH AVENUE, 46TH FLOOR                   767 FIFTH AVENUE, 46TH FLOOR
           NEW YORK, NEW YORK 10153                       NEW YORK, NEW YORK 10153
                (212) 644-2200                                 (212) 644-2200
 (Address, including zip code, and telephone        (Name, Address, including zip code,
       number, including area code, of                     and telephone number,
  registrant's principal executive offices)      including area code, of agent for service)

                                    Copy to:

                                 ALAN P. BADEN
                             VINSON & ELKINS L.L.P.
                             2300 FIRST CITY TOWER
                           HOUSTON, TEXAS 77002-6760
                                 (713) 758-2430

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable following the effectiveness of this Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                             ---------------------

                        CALCULATION OF REGISTRATION FEE

=======================================================================================================
               TITLE OF EACH CLASS OF                       AMOUNT TO BE              AMOUNT OF
             SECURITIES TO BE REGISTERED                     REGISTERED            REGISTRATION FEE
-------------------------------------------------------------------------------------------------------
8 7/8% Series B Senior Subordinated Notes due 2007...       $150,000,000               $45,455
=======================================================================================================

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED OCTOBER 3, 1997
PROSPECTUS

BELCO OIL & GAS CORP.
OFFER TO EXCHANGE
8 7/8% SERIES B SENIOR SUBORDINATED NOTES DUE 2007
FOR ALL OUTSTANDING 8 7/8% SERIES A
SENIOR SUBORDINATED NOTES DUE 2007

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M. NEW YORK CITY TIME,
ON                , 1997, UNLESS EXTENDED
--------------------------------------------------------------------------------

Belco Oil & Gas Corp., a Nevada corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal," and together with this Prospectus, the "Exchange Offer"), to exchange $1,000 principal amount of its 8 7/8% Series B Senior Subordinated Notes due 2007 (the "Exchange Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined herein) of which this Prospectus constitutes a part, for each $1,000 principal amount of its outstanding 8 7/8% Series A Senior Subordinated Notes due 2007 (the "Old Notes"), of which $150,000,000 principal amount is outstanding. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Old Notes except for certain transfer restrictions and registration rights relating to the Old Notes. The Exchange Notes will evidence the same debt as the Old Notes and will be issued under and be entitled to the benefits of the Indenture (as defined herein). The Exchange Notes and the Old Notes are collectively referred to herein as the "Notes."

The Notes are senior subordinated obligations of the Company and are subordinated in right of payment to all existing and future Senior Debt (as defined herein) of the Company, including indebtedness under the New Credit Facility (as defined herein), pari passu in right of payment with all existing or future senior subordinated indebtedness of the Company and senior in right of payment to all other subordinated indebtedness of the Company.

The Company will accept for exchange any and all Old Notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the date the Exchange
Offer expires, which will be            , 1997, unless the Exchange Offer is
extended. See "The Exchange Offer -- Expiration Date; Extensions; Amendments." Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date (as defined herein), unless previously accepted for exchange. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain conditions which may be waived by the Company and to the terms and provisions of the Registration Rights Agreement (as defined herein). Old Notes may be tendered only in denominations of $1,000 principal amount and integral multiples thereof. The Company has agreed to pay the expenses of the Exchange Offer. See "The Exchange Offer."

The Exchange Notes will bear interest at the rate of 8 7/8% per annum, payable semi-annually on March 15 and September 15 of each year, commencing March 15, 1998, to holders of record on the March 1 and September 1 immediately preceding such interest payment date. Holders of Exchange Notes of record on March 1, 1998 will receive interest on March 15, 1998 from the date of issuance of the Exchange Notes, plus an amount equal to the accrued interest on the Old Notes from the date of issuance of the Old Notes, September 23, 1997, to the date of exchange thereof. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes.

                         (Cover continued on next page)
--------------------------------------------------------------------------------

SEE "RISK FACTORS" BEGINNING ON PAGE 15 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE NOTES.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

               The date of this Prospectus is             , 1997

The Old Notes were sold by the Company on September 23, 1997 to the Initial Purchasers (as defined herein) in a transaction not registered under the Securities Act in reliance upon Section 4(2) of the Securities Act. The Old Notes were thereupon offered and sold by the Initial Purchasers only to "qualified institutional buyers" (as defined in Rule 144A under the Securities
Act), each of whom agreed to comply with certain transfer restrictions and other conditions. Accordingly, the Old Notes may not be offered, resold or otherwise transferred unless registered under the Securities Act or unless an applicable exemption from the registration requirements of the Securities Act is available. The Exchange Notes are being offered hereunder in order to satisfy the obligations of the Company under the Registration Rights Agreement entered into with the Initial Purchasers in connection with the offering of the Old Notes. See "The Exchange Offer" and "Exchange and Registration Rights Agreement."

Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission" or "SEC") to third parties, including Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13, 1989), Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991) (the "Morgan Stanley Letter") and Mary Kay Cosmetics, Inc., SEC No-Action Letter (available June 5, 1991), the Company believes that the Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by the respective holders thereof (other than a "Restricted Holder," being (i) a broker-dealer who purchased Old Notes exchanged for such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder is not participating in, and has no arrangement with any person to participate in, the distribution (within the meaning of the Securities Act) of such Exchange Notes. Eligible holders wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Holders who tender Old Notes in the Exchange Offer with the intention to participate in a distribution of the Exchange Notes may not rely upon the Morgan Stanley Letter or similar no-action letters. See "The Exchange Offer -- General." Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

The Company will not receive any proceeds from the Exchange Offer.

The Exchange Notes will constitute a new issue of securities with no established trading market, and there can be no assurance as to the liquidity of any markets that may develop for the Exchange Notes or as to the ability of or price at which the holders of Exchange Notes would be able to sell their Exchange Notes. Future trading prices of the Exchange Notes will depend on many factors, including, among others, prevailing interest rates, the Company's operating results and the market for similar securities. The Company does not intend to apply for listing of the Exchange Notes on any securities exchange. Chase Securities Inc., Goldman, Sachs & Co. and Smith Barney Inc. (together, the "Initial Purchasers") have informed the Company that they currently intend to make a market for the Exchange Notes. However, they are not so obligated, and any such market making may be discontinued at any time without notice. Accordingly, no assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of or the trading market for the Exchange Notes.

THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

                               TABLE OF CONTENTS

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                                                              PAGE NO.
                                                              --------
Available Information.......................................      3
Incorporation of Certain Documents by Reference.............      4
Prospectus Summary..........................................      5
Forward-Looking Statements..................................     15
Risk Factors................................................     15
Private Placement...........................................     24
Use of Proceeds.............................................     24
Capitalization..............................................     24
Selected Historical Financial Data..........................     25
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     26
Business and Properties.....................................     34
Management..................................................     53
Certain Affiliate Transactions..............................     56
Security Ownership of Management and Certain Beneficial
  Owners....................................................     58
The Exchange Offer..........................................     59
Description of the Notes....................................     66
Exchange and Registration Rights Agreement..................     98
Transfer Restrictions on Old Notes..........................    100
Plan of Distribution........................................    102
Legal Matters...............................................    102
Experts.....................................................    103
Glossary of Oil and Gas Terms...............................    104
Index to Financial Statements...............................    F-1

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy and information statements and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission, at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a site on the World Wide Web that contains reports, proxy and information statements and other information filed electronically by the Company with the Commission which can be accessed over the Internet at http://www.sec.gov. While any Old Notes remain outstanding, the Company will make available, upon request, to any holder and any prospective purchaser of Old Notes, the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to the Secretary of the Company, 767 Fifth Avenue, 46th Floor, New York, New York 10153.

     This Prospectus constitutes part of a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby.

Statements contained herein concerning the provisions of contracts or other documents are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of the applicable contract or other document filed with the Commission. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-12634) and are incorporated herein by reference:

          (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; and

          (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; and

          (3) the Company's Proxy Statement for the Annual Meeting of Stockholders held May 13, 1997.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the information that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference herein unless such exhibits are specifically incorporated by reference in such information). Requests for such copies should be directed to the Secretary of the Company at 767 Fifth Avenue, 46th Floor, New York, New York, 10153. In order to ensure timely delivery of such documents prior to the Expiration Date, any
request should be made by             .

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE EXCHANGE AGENT. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING LETTER OF TRANSMITTAL, OR BOTH TOGETHER, CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless the context requires otherwise, all references in this Prospectus to "Belco" or the "Company" refer to Belco Oil & Gas Corp. and its consolidated subsidiaries. Certain terms relating to the oil and gas business are defined in "Glossary of Oil and Gas Terms."

                                  THE COMPANY

     Belco Oil & Gas Corp. ("Belco" or the "Company") is an independent energy company engaged in the exploration for and exploitation, development and production of natural gas and oil primarily in the Rocky Mountains, Texas, Louisiana and Michigan. Since its inception in April 1992, the Company has grown and diversified its reserve base largely through a balanced program of exploration and development drilling. The Company concentrates its activities in core areas in which it has accumulated detailed geologic knowledge and has developed significant management and technical expertise. Additionally, the Company structures its participation in natural gas and oil exploration and development activities to minimize initial costs and risks, while permitting substantial follow on investment. For the twelve months ended June 30, 1997, the Company generated natural gas and oil revenues of $125.6 million and EBITDA of $105.5 million.

     The Company has achieved substantial growth in reserves, production, revenues and EBITDA since 1992. Belco's estimated proved reserves have increased at a compound annual growth rate of 46.1%, from 67 Bcfe as of December 31, 1992 to 305 Bcfe as of December 31, 1996. Over this period, average daily production has increased from 4 MMcfe per day in 1992 to over 153 MMcfe per day in 1996. Similarly, the growth in the Company's natural gas and oil revenues and EBITDA has been substantial, increasing from $3.5 million and $2.9 million, respectively, for the year ended December 31, 1992, to $119.7 million and $105.5 million, respectively, for the year ended December 31, 1996. The Company's low cost structure is evidenced by its general and administrative expenses of $0.06 per Mcfe and lease operating expenses of $0.14 per Mcfe in 1996. For the three years ended December 31, 1996, the Company's operating cash inflows per Mcfe averaged $1.65 and its finding costs averaged approximately $0.80 per Mcfe.

     The Company's operations are currently focused on the Green River Basin (which includes the Moxa Arch Trend), the Wind River and Big Horn Basins, all of which are in Wyoming, the Giddings Field in east central Texas, the Austin Chalk Trend in Louisiana and the Central Basin in Michigan. At December 31, 1996, the Company had estimated proved reserves of 305 Bcfe with a pre-tax Present Value of $416 million after adjusting for oil and gas commodity hedges. On an Mcfe basis, the Company's estimated proved reserves were 65% proved developed and 93% natural gas. As of June 30, 1997, Belco held or controlled interests in approximately 2.8 million gross (1.3 million net) undeveloped acres and the Company had an interest in 533 gross (170 net) wells.

BUSINESS STRENGTHS

     The Company believes that it has certain strengths that provide it with significant competitive advantages, including the following:

          Proven Growth Record. The Company has generated consistent growth through a balanced exploration and development program. Over the last four years, on a compound annual basis, the Company has increased proved reserves by 46.1%, production by 148.7% and EBITDA by 146.0%.

          Substantial Drilling Inventory. The Company has identified over 750 potential drilling locations based on geological and geophysical evaluations. Additionally, the Company has spent $82.8 million since January 1, 1996 to increase its acreage position from approximately 330,000 gross (146,000 net) undeveloped acres to approximately 2.8 million gross (1.3 million net) undeveloped acres at June 30, 1997.

          Strategic Alliances. The Company has formed key strategic alliances with experienced industry partners such as Amoco Production Company, Union Pacific Resources Group and OXY USA. In cases where the Company is not the operator, the alliance has been structured to enable the Company to become integrally involved with the drilling and production decision making process. These strategic alliances also provide the Company with the benefits of shared technological expertise, while affording the Company the opportunity to diversify risk.

          Successful Drilling Record. Since inception through December 31, 1996, the Company has drilled 438 gross (122.2 net) development wells of which 408 gross (114.1 net) are currently producing. Additionally, the Company has drilled 36 gross (16.3 net) exploratory wells of which 20 gross (13 net) are currently producing. During this period, the Company's drilling efforts resulted in over 436 Bcfe of proved reserves (including revisions) at a finding cost of approximately $0.72 per Mcfe.

          High Operating Margins. The Company's drilling success, its high impact wells and low cost structure have enabled the Company to generate high gross cash margins (unhedged oil and gas sales less general and administrative and operating expenses) of $2.09 per Mcfe pre tax ($1.99 per Mcfe net of tax) for the twelve months ended June 30, 1997. This margin compares favorably to an average of $1.71 per Mcfe experienced by public companies which the Company believes are peer companies (and based on publicly filed industry data) for the same period.

          Experienced and Committed Management. Belco's senior management team has extensive experience in the oil and gas industry. In particular, the Company's Chief Executive Officer, Robert A. Belfer, began his career in the oil and gas industry in 1958 with Belco Petroleum Corporation ("BPC"), which grew to become a Fortune 500 company with operations primarily in the Rocky Mountains and offshore Peru. In 1983, BPC merged with InterNorth, a predecessor of Enron Corp. Mr. Belfer and his family own an approximate 77.3% equity interest in the Company.

BUSINESS STRATEGY

     The key elements of the Company's strategy are as follows:

          Pursue a Balanced Drilling Program. Belco believes that there are significant exploratory and development opportunities in the Rocky Mountain, Texas, Louisiana and Michigan acreage positions that the Company has assembled. The Company has identified potentially more than three years of drilling inventory based on its existing holdings. Through June 30, 1997, the Company has made capital expenditures of approximately $72 million and plans to spend approximately $78 million through the remainder of 1997.

          Utilize Advanced Technology. The Company extensively uses advanced technology, including equipment designed specifically for drilling deep horizontal wells, the application of innovative hydraulic fracturing techniques and 3-D seismic. Additionally, the Company has acquired approximately 144 square miles of 3-D seismic data and 54 thousand miles of 2-D seismic data in its core geographic areas and plans to acquire an additional 130 square miles of 3-D seismic data. The Company's experienced technical staff includes six petroleum engineers, nine geologists and one geophysicist, who have, on average, over 17 years of experience in the oil and gas industry.

          Maintain Low Cost Structure. The Company's management team is focused on maintaining a low cost structure to maximize cash flow and earnings. As part of this strategy, the Company focuses on core operating areas where it can achieve economies of scale. The Company believes that maintaining its low cost structure permits the Company to be consistently profitable in various pricing environments.

          Reduce Commodity Price Volatility. The Company engages in a wide variety of commodity price risk management transactions with the objective of achieving more predictable revenues and cash flows and reducing its exposure to fluctuations in natural gas and oil prices.

          Maintain Financial Flexibility. The Company is committed to maintaining financial flexibility in order to pursue exploration and development activities and to take advantage of other opportunities that may arise. Historically, the Company has funded its growth through internally generated cash flow, bank credit facilities and proceeds from its initial public offering in March 1996. The issuance of the Notes offered hereby in conjunction with the Company's New Credit Facility will increase liquidity and diversify the Company's capital structure.

          Pursue Selective Acquisitions. To augment its growth through the drillbit, the Company continually reviews potential acquisitions of oil and gas properties or businesses that complement its existing operations and that provide long term growth opportunities. The Company focuses its attention on potential acquisitions principally within its core operating areas or in areas that may establish a new core area and generally have (i) high working interests; (ii) long lived reserves; (iii) operational control or the ability to exercise significant influence over operations; and, (iv) significant development potential.
                             ---------------------

     The Company's executive offices are located at 767 Fifth Avenue, 46th Floor, New York, New York 10153, and its telephone number is (212) 644-2200.

                   THE PRIVATE PLACEMENT AND USE OF PROCEEDS

     The Old Notes were sold by the Company on September 23, 1997 to the Initial Purchasers and were thereupon offered and sold by the Initial Purchasers only to certain qualified buyers. A portion of the $145 million net proceeds received by the Company in connection with the sale of the Old Notes was used to repay all borrowings outstanding under the Old Credit Facility (as defined herein). It is anticipated that the remainder of the net proceeds from the sale of the Old Notes will be used to provide working capital to the Company to fund further exploration and development of the Company's oil and gas properties, the acquisition of additional oil and gas properties or businesses, and other general corporate purposes. See "Private Placement" and "Capitalization."

                               THE EXCHANGE OFFER

     The Exchange Offer relates to the exchange of up to $150,000,000 principal amount of Exchange Notes for up to $150,000,000 principal amount of Old Notes. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Old Notes except that the Exchange Notes have been registered under the Securities Act and will not contain certain transfer restrictions and hence are not entitled to the benefits of the Registration Rights Agreement relating to the contingent increases in the interest rate provided for pursuant thereto. The Exchange Notes will evidence the same debt as the Old Notes and will be issued under and be entitled to the benefits of the Indenture governing the Old Notes. See "Description of the Notes."

The Exchange Offer.........  Each $1,000 principal amount of Exchange Notes will be issued in exchange for each $1,000 principal amount of outstanding Old Notes. As of the date hereof, $150,000,000 principal amount of Old Notes are issued and outstanding. The Company will issue the Exchange Notes to tendering holders of Old Notes on or as promptly as practicable after the Expiration Date.

Resale.....................  The Company believes that the Exchange Notes issued pursuant to the Exchange Offer generally will be freely transferable by the holders thereof without registration or any prospectus delivery requirement under the Securities Act, except for certain Restricted Holders who may be required to deliver copies of this Prospectus in connection with any resale of the Exchange Notes issued in exchange for such Old Notes. See "The Exchange Offer -- General" and "Plan of Distribution."

Expiration Date............  5:00 p.m., New York City time, on             ,
                             1997, unless the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date to which the Exchange Offer is extended. See "The Exchange Offer -- Expiration
                             Date; Extensions; Amendments."

Interest on the Notes......  The Exchange Notes will bear interest payable semi-annually on March 15 and September 15 of each year, commencing March 15, 1998. Holders of Exchange Notes of record on March 1, 1998 will receive interest on March 15, 1998 from the date of issuance of the Exchange Notes, plus an amount equal to the accrued interest on the Old Notes from the date of issuance of the Old Notes, September 23, 1997, to the date of exchange thereof. Consequently, assuming the Exchange Offer is consummated prior to the record date in respect of the March 15, 1998 interest payment for the Old Notes, holders who exchange their Old Notes for Exchange Notes will receive the same interest payment on March 15, 1998 that they would have received had they not accepted the Exchange Offer. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes. See "The Exchange Offer -- Interest on the Exchange Notes."

Procedures for Tendering
Old Notes..................  Each holder of Old Notes wishing to accept the
                             Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, or an Agent's Message (as defined herein) together with the Old Notes to be exchanged and any other required documentation to the Exchange Agent at the address set forth herein and therein or effect a tender of Old Notes pursuant to the procedures for book-entry transfer as provided for herein. See "The Exchange Offer -- Procedures for Tendering."

Special Procedures for
  Beneficial Holders.......  Any beneficial holder whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on the beneficial holder's behalf. If such beneficial holder wishes to tender directly, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering the Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time. See "The Exchange
                             Offer -- Procedures for Tendering."

Guaranteed Delivery
  Procedures...............  Holders of Old Notes who wish to tender their Old
                             Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes and a properly completed Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer on a timely basis and deliver an Agent's Message, may tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery Procedures."

Withdrawal Rights..........  Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for exchange. See "The Exchange Offer -- Withdrawal of Tenders."

Termination of the Exchange
  Offer....................  The Company may terminate the Exchange Offer if it determines that the Exchange Offer violates any applicable law or interpretation of the staff of the Commission. Holders of Old Notes will have certain rights against the Company under the Registration Rights Agreement should the Company fail to consummate the Exchange Offer. See "The Exchange Offer -- Termination" and "Exchange and Registration Rights Agreement."

Acceptance of Old Notes and
  Delivery of Exchange
  Notes....................  Subject to certain conditions (as summarized above in "Termination of the Exchange Offer" and described more fully in "The Exchange
                             Offer -- Termination"), the Company will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered as promptly as possible following the Expiration Date. See "The Exchange Offer -- General."

Exchange Agent.............  The Bank of New York is serving as exchange agent
                             (the "Exchange Agent") in connection with the Exchange Offer. The mailing address of the Exchange Agent is: The Bank of New York, 101 Barclay Street, 7th Floor, Reorganization Section, New York, New
                             York 10286, Attention:           . Hand deliveries
                             and deliveries by overnight courier should be sent to: The Bank of New York, 101 Barclay Street, New York, NY 10286, Corporate Trust Services Window, Ground Level, Attention: Reorganization Section. For information with respect to the Exchange Offer, the telephone number for the Exchange Agent is
                             (212)           and the facsimile number for the
                             Exchange Agent is (212)           . See "The
                             Exchange Offer -- Exchange Agent."

Use of Proceeds............  There will be no cash proceeds payable to the
                             Company from the issuance of the Exchange Notes pursuant to the Exchange Offer. See "Use of Proceeds." For a discussion of the use of the net proceeds received by the Company from the sale of the Old Notes, see "Private Placement."

                               TERMS OF THE NOTES

Notes Outstanding..........  $150 million aggregate principal amount of 8 7/8%
                             Senior
                             Subordinated Notes due 2007.

Maturity...................  September 15, 2007.

Interest Payment Dates.....  March 15 and September 15 of each year, commencing on March 15, 1998.

Mandatory Redemption.......  None.

Optional Redemption........  Except as otherwise described below, the Notes will not be redeemable at the Company's option prior to September 15, 2002. Thereafter, the Notes will be subject to redemption at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest thereon to the applicable redemption date. In addition, prior to September 15, 2000, the Company may, at its option, on any one or more occasions, redeem up to 33 1/3% of the original aggregate principal amount of the Notes at a redemption price equal to 108.875% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date with all or a portion of the net proceeds of public sales of Common Stock of the Company; provided that at least 66 2/3% of the original aggregate principal amount of the Notes remains outstanding immediately after the occurrence of such redemption. See "Description of the Notes -- Optional Redemption."

Change of Control..........  Upon the occurrence of a Change of Control, (i) the
                             Company will have the option, at any time, on or prior to September 15, 2002 (but in no event more than 90 days after the occurrence of such Change of Control) to redeem the Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Premium as of, and accrued and unpaid interest, if any, thereon to, the date of redemption, and (ii) if the Company does not so redeem the Notes, the Company will be required to offer to repurchase all or a portion of each Holder's Notes at an offer price in cash equal to 101% of aggregate principal amount of such Notes plus accrued and unpaid interest, if any, thereof to the date of repurchase, and to repurchase all Notes tendered pursuant to such offer. The Company's New Credit Facility (the "New Credit Facility") will prohibit the Company from repurchasing any Notes pursuant to a Change of Control offer prior to the repayment in full of the Senior Debt under the New Credit Facility. If a Change of Control were to occur, the Company may not have sufficient available funds to purchase all Notes tendered pursuant to the Change of Control offer after first satisfying its obligations under the New Credit Facility or other Senior Debt that may then be outstanding, if accelerated. The failure by the Company to purchase all Notes tendered pursuant to the Change of Control offer would constitute an Event of Default (as defined). If any Event of Default occurs, the Trustee (as defined) or holders of at least 25% in principal amount of the Notes then outstanding may declare the principal of and the accrued and unpaid interest on such Notes to be due and payable immediately. However, such repayment would be subject to certain subordination provisions in the Indenture (as defined). See "Risk
                             Factors -- Payment Upon a

                             Change of Control" and "Description of the Notes -- Ranking and Subordination" and
                             "-- Repurchase at the Option of Holders -- Change of Control" and "-- Events of Default and Remedies."

Ranking....................  The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Debt of the Company, which will include borrowings under the New Credit Facility. The Notes will rank pari passu in right of payment with all other senior subordinated debt of the Company and any other indebtedness which does not expressly provide that it is subordinated in right of payment to the Notes. The Notes will be effectively subordinated in right of payment to the liabilities of the Subsidiaries of the Company. As of June 30, 1997, on a pro forma basis, after giving effect to the application of the net proceeds from the Offering, the Company would have had no Senior Debt outstanding (including no outstanding borrowings under the New Credit Facility), and there would be no senior subordinated debt outstanding (exclusive of the Notes). The Notes will also be effectively subordinated to all secured debt of the Company. In addition, the Notes may be structurally subordinated to all existing and future liabilities of the Company's subsidiaries. See "Capitalization," "Description of the Notes -- Ranking and Subordination" and "Description of Other Indebtedness."

Certain Covenants..........  The Notes will be issued pursuant to an indenture
                             (the "Indenture") containing certain covenants that will, among other things, limit the ability of the Company and its Restricted Subsidiaries to incur additional indebtedness and issue Disqualified Capital Stock (as defined), pay dividends, make distributions, make investments, make certain other Restricted Payments (as defined), enter into certain transactions with affiliates, dispose of certain assets, incur liens securing Indebtedness (as defined) of any kind other than Permitted Liens (as defined), and engage in mergers and consolidations. See "Description of the
                             Notes -- Certain Covenants."

Transfer Restrictions......  The Old Notes were not registered under the
                             Securities Act and unless so registered may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. See "Transfer Restrictions on Old Notes".

Exchange Offer.............  Pursuant to a registration rights agreement (the
                             "Registration Rights Agreement") by and among the Company and the Initial Purchasers, the Company agreed to (i) file a registration statement with the Commission (the "Exchange Offer Registration Statement") with respect to an offer to exchange the Old Notes (the "Exchange Offer") for senior subordinated debt securities of the Company with terms substantially identical to the Notes (the "New Notes") (except that the New Notes generally will not contain terms with respect to transfer restrictions) within 60 days after the date of original issuance of the Old Notes, September 23, 1997, and (ii) use its best efforts to cause such registration statement to become effective under the Securities Act within 120 days after such issue date. The Registration Statement of which this Prospectus is a part constitutes such Exchange Offer Registration Statement. In the event that appli-cable law or interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or if certain holders of the Notes notify the Company that they are not permitted to participate in, or would not receive freely tradeable Notes pursuant to, the Exchange Offer, the Company will use its best efforts to cause to become effective a registration statement (the "Shelf Registration Statement") with respect to the resale of the Old Notes and to keep the Shelf Registration Statement effective until two years after the date of original issuance of the Old Notes. The interest rate on the Old Notes is subject to increase under certain circumstances if the Company is not in compliance with its obligations under the Registration Rights Agreement. See "Exchange and Registration Rights Agreement."

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered in connection with an investment in the Exchange Notes, the uncertainty of oil and gas prices and certain risks associated with an investment in the Exchange Notes.

                             SUMMARY FINANCIAL DATA

     The following table sets forth summary historical financial data for the Company as of and for each of the periods indicated. The following information should be read in conjunction with "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company and the related notes thereto included elsewhere in this Prospectus.

                                                                             SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,            JUNE 30,
                                           ------------------------------   ------------------
                                             1994       1995       1996      1996       1997
                                           --------   --------   --------   -------   --------
                                                  (DOLLARS IN THOUSANDS, EXCEPT RATIOS)
STATEMENT OF OPERATIONS DATA:
Revenues
  Oil and gas sales......................  $ 40,362   $ 68,767   $119,710   $56,646   $ 62,578
  Commodity price risk management
     activities..........................       550      9,480     (5,967)    2,633     (3,098)
  Interest...............................       195        353      2,653       886      1,268
                                           --------   --------   --------   -------   --------
Total revenues...........................    41,107     78,600    116,396    60,165     60,748
                                           --------   --------   --------   -------   --------
Costs and expenses
  Oil and gas operating expenses.........     5,510      5,824      7,847     3,879      4,504
  Depreciation, depletion and
     amortization........................    14,072     27,590     40,904    19,320     21,698
  General and administrative.............     2,269      2,597      3,059     1,756      1,670
                                           --------   --------   --------   -------   --------
Total costs and expenses.................    21,851     36,011     51,810    24,955     27,872
                                           --------   --------   --------   -------   --------
Income before taxes......................    19,256     42,589     64,586    35,210     32,876
Pro forma provision for income
  taxes(1)...............................     5,030     13,852     21,953    11,790     11,260
                                           --------   --------   --------   -------   --------
Pro forma net income(1)..................  $ 14,226   $ 28,737   $ 42,633   $23,420   $ 21,616
                                           ========   ========   ========   =======   ========

OPERATING AND OTHER DATA:
EBITDA(2)................................  $ 33,328   $ 70,179   $105,490   $54,530   $ 54,574
Capital expenditures.....................    52,230     71,387    142,712    59,778     71,693
Net cash provided by operating
  activities.............................    28,126     62,037    108,059    48,643     53,215

PRO FORMA FINANCIAL DATA:
EBITDA to pro forma interest(3)..........       N/A        N/A       7.7x       N/A       7.9x
Pro forma debt to EBITDA(3)..............       N/A        N/A       1.4x       N/A        N/A
Pro forma interest(3)....................       N/A        N/A   $ 13,773       N/A   $  6,886

BALANCE SHEET DATA (END OF PERIOD):
Working capital..........................  $ 14,357   $    446   $ 48,667             $  9,673
Total assets.............................   101,625    145,550    303,918              328,082
Long term debt, including current
  maturities.............................     6,930     22,000         --               10,000
Total stockholders' equity...............    89,890    105,015    233,203              254,972

---------------

(1) Gives pro forma effect to the application of federal and state income taxes to the Company as if it were a taxable corporation for the periods presented. 1996 excludes a one-time non-cash deferred tax charge of $30.1 million recognized as a result of the Combination (as defined) consummated on March 29, 1996 in connection with the Company's initial public offering.

(2) EBITDA represents income from continuing operations plus income taxes, interest expense and depletion, depreciation and amortization expense. EBITDA is not presented as an indicator of the Company's operating performance, an indicator of cash available for discretionary spending or a measure of liquidity. EBITDA may not be comparable to other similarly titled measures of other companies. On a historical basis, EBITDA data has been substantially similar to "Consolidated Cash Flow" as used in the Indenture. See "Description of the Notes" for the detailed definition of "Consolidated Cash Flow."

(3) Gives effect to the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds" as if such transaction had occurred at the beginning of the periods on January 1, 1996 and January 1, 1997.

                       SUMMARY RESERVE AND OPERATING DATA

    The following tables set forth summary information with respect to the Company's estimated net proved oil and gas reserves as of December 31, 1994, 1995 and 1996 and the Company's operating data for the periods indicated. Information in this Prospectus as of December 31, 1995 and 1996 relating to estimated net proved oil and gas reserves and the estimated future net revenues attributable thereto is based upon the reserve reports ("Miller and Lents Reports") prepared by Miller and Lents, Ltd. ("Miller and Lents"), independent petroleum engineers. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the Commission and, except as otherwise indicated, give no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and gas. The present value of estimated future net revenues has been calculated using a discount factor of 10%. See "Risk Factors -- Oil and Gas Reserves" and "Reserve Engineers."

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                              1994(1)     1995(2)       1996
                                                              --------    --------    --------
ESTIMATED PROVED RESERVES (AT DECEMBER 31)(2):
  Oil and condensate (MBbls)................................     1,929       2,452       3,327
  Natural gas (MMcf)........................................   114,655     204,170     284,992
  Natural gas equivalents (MMcfe)...........................   126,229     218,882     304,954
  Percent natural gas.......................................       91%         93%         93%
  Percentage proved developed...............................       88%         69%         65%
PRODUCT PRICES (AT DECEMBER 31)(3):
  Oil (per Bbl).............................................  $  16.57    $  18.38    $  25.13
  Natural gas (per Mcf).....................................      1.73        1.96        3.68
FUTURE NET CASH FLOWS BEFORE TAXES ($000)(2)(4):
  Undiscounted..............................................  $180,763    $294,567    $747,330
  Discounted................................................   109,785     206,509     415,530
RESERVE ADDITIONS (MMCFE):
  Acquisition...............................................        --          --      22,965
  Extensions, discoveries and revisions.....................    55,225     135,466     119,160
                                                              --------    --------    --------
  Total additions...........................................    55,225     135,466     142,125
                                                              ========    ========    ========
COSTS INCURRED ($000):
  Property acquisitions.....................................  $ 10,916    $ 13,643    $ 74,401
  Exploration and development...............................    41,314      57,744      68,311
                                                              --------    --------    --------
  Total costs incurred......................................  $ 52,230    $ 71,387    $142,712
                                                              ========    ========    ========
RESERVE REPLACEMENT COST (PER MCFE)(5)......................  $   0.95    $   0.53    $   1.00
RESERVE REPLACEMENT RATIO(6)................................      255%        316%        254%
PRODUCTION DATA:
  Oil and condensate (MBbls)................................       691         961         794
  Natural gas (MMcf)........................................    17,482      37,047      51,289
  Natural gas equivalent (MMcfe)............................    21,628      42,813      56,053
UNIT ECONOMICS:
  Data per Mcfe:
  Oil and gas sales revenues (unhedged).....................  $   1.86    $   1.61    $   2.14
  Commodity price risk management activities -- Cash........       .03         .22         .06
                                         -- Non-Cash........        --          --        (.17)
  Oil and gas operating expenses............................      (.25)       (.14)       (.14)
  General and administrative................................      (.10)       (.06)       (.06)
  Depreciation, depletion and amortization..................      (.65)       (.64)       (.73)
  Interest income...........................................        --          --         .05
                                                              --------    --------    --------
  Pre-tax operating profit..................................  $   0.89    $   0.99    $   1.15
                                                              ========    ========    ========
  Gross cash margin(7)......................................  $   1.54    $   1.63    $   2.05
                                                              ========    ========    ========

---------------

(1) The December 31, 1994 information relating to estimated net proved oil and gas reserves and the estimated future net revenue attributable thereto is based upon the data compiled by Company engineers in accordance with the rules and regulations of the Commission and, except as otherwise indicated, gives no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and gas.

(2) Excludes 228 MBbls of oil, 15,926 MMcf of gas and 17,294 MMcfe of proved undeveloped reserves (the "Incremental Reserves") which were included in the Miller and Lents Report as of December 31, 1995. Consequently, also excludes $18,089,000 and $11,838,000 of Future Net Cash Flows Before Taxes, Undiscounted and Discounted, respectively, for the year ended December 31, 1995, attributable to such Incremental Reserves. The Incremental Reserves related to the Company's contractual option right at December 31, 1995 to participate in certain undeveloped wells in addition to its leasehold position. No such option rights are reflected in the Miller and Lents Report as of December 31, 1996.

(3) Prices shown were used in the calculation of proved reserves and future net cash flows before taxes.

(4) Oil and gas commodity hedges included in future cash inflows totaled $14.0 million, $7.6 million and ($60.8) million at December 31, 1994, 1995 and 1996, respectively, and such hedges included in discounted future net cash flows before income taxes totaled $12.4 million, $7.2 million and ($55.2) million at December 31, 1994, 1995 and 1996, respectively.

(5) Reserve replacement costs are calculated by dividing costs incurred by total reserve additions.

(6) Reserve replacement is calculated as total reserve additions divided by the Company's actual production for the period, both on an Mcfe basis.

(7) Includes cash gains (losses) on price risk management activities and interest income.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included in this Prospectus, including without limitation statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business and Properties" regarding planned capital expenditures, the availability of capital resources to fund capital expenditures, estimates of proved reserves, the number of anticipated wells to be drilled in 1997 and thereafter, the Company's financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary from one another. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revisions of such estimate and such revisions, if significant, would change the schedule of any further production and development drilling. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered. Additional important factors that could cause actual results to differ materially from the Company's expectations are disclosed under "Risk Factors" and elsewhere in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

                                  RISK FACTORS

     In addition to the other information set forth elsewhere in this Prospectus, the following factors relating to the Company should be carefully considered when evaluating an investment in the Exchange Notes.

VOLATILITY OF OIL AND GAS PRICES; MARKETABILITY OF PRODUCTION

     The Company's revenue, profitability and future rate of growth are substantially dependent upon the prevailing prices of, and demand for, oil and natural gas. The Company's ability to maintain or increase its borrowing capacity and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of oil and natural gas, the price of oil and gas imports and overall economic conditions. From time to time, oil and gas prices have been depressed by excess domestic and imported supplies. There can be no assurance that current price levels will be sustained. It is impossible to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices may adversely affect the Company's financial condition, liquidity and results of operations and may reduce the amount of the Company's oil and natural gas that can be produced economically. Additionally, substantially all of the Company's sales of oil and natural gas are made in the spot market or pursuant to contracts based on spot market prices and not pursuant to long-term fixed price contracts. With the objective of reducing price risk, the Company enters into hedging transactions with respect to a portion of its expected future production. There can be no assurance, however, that such hedging transactions will reduce risk or mitigate the effect of any substantial or extended decline in oil or natural gas prices. Any substantial or extended decline in the prices of oil or natural gas would have a material adverse effect on the Company's financial condition and results of operations.

     In addition, the marketability of the Company's production depends upon the availability and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions and changes in supply and demand all could adversely affect the Company's ability to produce and market its oil and natural gas. If market factors were to change dramatically, the financial impact on the Company could be substantial. The availability of markets and the volatility of product prices are beyond the control of the Company and represent a significant risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Business and
Properties -- Marketing."

     Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploration projects.

UNCERTAINTY OF ESTIMATES OF OIL AND GAS RESERVES

     This Prospectus contains estimates of the Company's proved oil and gas reserves and the estimated future net revenues therefrom based upon the Company's estimates and the Miller and Lents Report that rely upon various assumptions, including assumptions required by the Commission as to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. As a result, such estimates are inherently imprecise. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those estimated in the Company's estimates and the Miller and Lents Report. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Offering Memorandum. In addition, the Company's proved reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to the Company's reserves will likely vary from the estimates used, and such variances may be material.

     Approximately 35% of the Company's total proved reserves at December 31, 1996 were undeveloped, which are by their nature less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. The reserve data set forth in the Company's estimates and the Miller and Lents Report assumes that substantial capital expenditures by the Company will be required to develop such reserves. Although cost and reserve estimates attributable to the Company's oil and gas reserves have been prepared in accordance with industry standards, no assurance can be given that the estimated costs are accurate, that development will occur as scheduled or that the results will be as estimated. See "Business and Properties -- Oil and Gas Reserves."

     The present value of future net revenues referred to in this Prospectus should not be construed as the current market value of the estimated oil and gas reserves attributable to the Company's properties. In accordance with applicable requirements of the Commission, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by increases in consumption by gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and gas properties. In addition, the 10% discount factor, which is required by the Commission to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and gas industry in general.

RESERVE REPLACEMENT

     As is customary in the oil and gas exploration and production industry, the Company's future success depends upon its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless the Company replaces its estimated proved reserves (through development, exploration or acquisition), the Company's proved reserves will generally decline as they are produced.

     Exploratory drilling and, to a lesser extent, development drilling involve a high degree of risk that no commercial production will be obtained or that the production will be insufficient to recover drilling and completion costs. The costs of drilling, completing and operating wells are uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment. Furthermore, completion of a well does not assure a profit on the investment or a recovery of drilling, completion and operating costs. See "Business and Properties -- Costs Incurred and Drilling Results."

     The Company's current strategy includes increasing its reserve base through acquisitions of leaseholds with drilling potential and by continuing to exploit its existing properties. There can be no assurance, however, that the Company's exploration and development projects will result in significant additional reserves or that the Company will have continuing success drilling productive wells at economically viable costs. Furthermore, while the Company's revenues may increase if prevailing oil and gas prices increase significantly, the Company's finding costs for additional reserves could also increase. For a discussion of the Company's reserves, see "Business and Properties -- Oil and Gas Reserves."

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company makes, and will continue to make, substantial expenditures for the development, exploration, acquisition and production of oil and natural gas reserves. The Company incurred capital expenditures of $71.4 million during 1995 and $142.7 million during 1996. The Company plans to make capital expenditures, excluding expenditures for acquisitions, of approximately $150 million in 1997. Management believes that the Company will have sufficient cash provided by operating activities, borrowings under the New Credit Facility and the proceeds from the Offering to fund planned capital expenditures in 1997. However, if revenues or cash flows from operations decrease as a result of lower oil and natural gas prices or operating difficulties, the Company may be limited in its ability to expend the capital necessary to undertake or complete its planned drilling program, or it may be forced to raise additional debt or equity proceeds to fund such expenditures. The New Credit Facility will limit the amounts the Company may borrow to an initial availability of $50 million subject to increase or decrease based upon borrowing base adjustments. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

ACQUISITION RISKS

     The Company continues to pursue the acquisition of oil and gas properties and businesses. Although no definitive agreements have been reached regarding any such acquisitions, if consummated such acquisitions may have a material impact on the Company's business. Any acquisition by the Company must satisfy the applicable covenants set forth in the Indenture.

     Successful acquisition of producing properties generally requires accurate assessments of (i) recoverable reserves; (ii) future oil and gas prices and operating costs; (iii) potential environmental and other liabilities; and, (iv) other factors. Such assessments are necessarily inexact and their accuracy inherently uncertain. It generally is not feasible to review in detail every individual property involved in an acquisition. Ordinarily, review efforts are focused on the higher-valued properties. Nevertheless, even a detailed review of all properties and records may not reveal existing or potential problems nor will it permit the Company to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections are not always performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken.

HOLDING COMPANY STRUCTURE

     The Company conducts all of its operations through subsidiaries. Accordingly, the Company relies on dividends and cash advances from its subsidiaries to provide funds necessary to meet its obligations, including the payment of principal and interest on the Notes. The ability of any such subsidiary to pay dividends or make cash advances is subject to applicable laws and contractual restrictions, including restrictions under credit agreements between such subsidiary and third party lenders, as well as the financial condition and operating requirements of such subsidiary.

OPERATING HAZARDS AND UNINSURED RISKS; PRODUCTION CURTAILMENTS

     Oil and gas drilling and production activities are subject to numerous risks, many of which are beyond the Company's control. These risks include the risk that no commercially productive oil or natural gas reservoirs will be encountered, that operations may be curtailed, delayed or canceled and that title problems, weather conditions, compliance with governmental requirements, mechanical difficulties or shortages or delays in the delivery of drilling rigs, work boats and other equipment may limit the Company's ability to market its production. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. In addition, the Company's properties may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties.

     Industry operating risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Additionally, many of the Company's oil and gas operations are located in an area that is subject to tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production. In accordance with customary industry practice, the Company maintains insurance against some, but not all, of the risks described above. There can be no assurance that any insurance will be adequate to cover losses or liabilities. The Company cannot predict the continued availability of insurance at premium levels that justify its purchase. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the financial condition and results of operations of the Company.

     From time to time, due primarily to contract terms, pipeline interruptions or weather conditions, the producing wells in which the Company owns an interest may be subject to production curtailments. The curtailments may vary from a few days to several months. In most cases the Company will be provided only limited notice as to when production will be curtailed and the duration of such curtailments. The Company is currently not curtailed on any of its production.

COMPETITION

     The Company operates in a highly competitive environment. The Company competes with major and independent oil and gas companies for the acquisition of desirable oil and gas properties, as well as for the equipment and labor required to develop and operate such properties. Many of these competitors have financial and other resources substantially greater than those of the Company. See "Business and Properties -- Competition."

RISKS OF PRICE RISK MANAGEMENT TRANSACTIONS

     In order to manage its exposure to price risks in the marketing of its oil and natural gas, the Company has in the past and expects to continue to enter into oil and natural gas price risk management arrangements with respect to a portion of its expected production. These arrangements may include futures contracts on the New York Mercantile Exchange ("NYMEX"), fixed price delivery contracts and financial swaps. While intended to reduce the effects of volatility of the price of oil and natural gas, such transactions may limit potential gains by the Company if oil and natural gas prices were to rise or fall substantially over the price established by the arrangement. In addition, such transactions may expose the Company to the risk of financial loss in certain circumstances, including instances in which (i) production is less than expected; (ii) if there is a widening of price differentials between delivery points for the Company's production and the delivery point assumed in the arrangement; (iii) the counterparties to the Company's future contracts fail to perform under the contract; or (iv) a sudden, unexpected event materially impacts oil or natural gas prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business and Properties -- Price Risk Management Transactions."

GOVERNMENTAL REGULATION

     Oil and gas operations are subject to various United States federal, state and local governmental regulations that change from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. In addition, the production, handling, storage, transportation and disposal of oil and gas, by-products thereof and other substances and materials produced or used in connection with oil and gas operations are subject to regulation under federal, state and local laws and regulations primarily relating to protection of human health and the environment. The Company may also be subject to substantial clean-up costs for any toxic or hazardous substance that may exist under any of its properties. To date, expenditures related to complying with these laws and for remediation of existing environmental contamination have not been significant in relation to the results of operations of the Company.

     Although the Company believes it is in substantial compliance with all applicable laws and regulations, the requirements imposed by such laws and regulations are frequently changed and subject to interpretation. In addition, the recent trend toward stricter standards in environmental legislation and regulation is likely to continue. For instance, legislation has been proposed in Congress from time to time that would reclassify certain crude oil and natural gas exploration and production wastes as "hazardous wastes" which would make the reclassified wastes subject to much more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. The Company could incur substantial costs to comply with environmental laws and regulations, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its production. See "Business and Properties -- Regulation."

EFFECTS OF LEVERAGE

     As of June 30, 1997, as adjusted for the issuance of the Old Notes and the application of the proceeds therefrom, the Company's long-term debt would have been $150 million. See "Capitalization." In addition, the Indenture allows the Company to incur additional indebtedness on a secured basis. As of June 30, 1997, after giving effect to the sale of the Old Notes and the application of the net proceeds therefrom, the Company estimates that it would have had $150 million committed but undrawn under the New Credit Facility, subject to the borrowing base formula at the time of draw.

     The Company's level of indebtedness will have several important effects on its operations, including (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of interest on its indebtedness and will not be available for other purposes; (ii) the covenants contained in the Indenture limit its ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in business conditions; and, (iii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired. Moreover, future acquisition or development activities may require the Company to alter its capitalization significantly. These changes in capitalization may significantly alter the leverage of the Company. The Company's ability to meet its debt service obligations and to reduce its total indebtedness will be dependent upon the Company's future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. There can be no assurance that the Company's future performance will not be adversely affected by such economic conditions and financial, business and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Furthermore, to the extent that the Company is unable to repay the principal amount of the Notes at maturity out of cash on hand, it will need to refinance the Notes, or repay the Notes with the proceeds of an equity offering, at or prior to their maturity. There can be no assurance that the Company will be able to generate sufficient cash flow to service its interest payment obligations under its indebtedness or that future borrowings or equity financing will be available for the payment or refinancing of the Company's indebtedness. To the extent that the Company is not successful in negotiating renewals of its borrowings or in arranging new financing, it may have to sell significant assets, which would have a material adverse effect on the Company's business and results of operations. Among the factors that will affect the Company's ability to effect an offering of its capital stock or refinance the Notes are financial market conditions and the value and performance of the Company at the time of such offering or refinancing. There can be no assurance that any such offering or refinancing can be successfully completed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

PAYMENT UPON A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each holder of the Notes may, if the Company has not under certain circumstances previously redeemed the Notes, require the Company to purchase all or a portion of such Holder's Notes at 101% of the principal amount of the Notes, together with accrued and unpaid interest, if any, to the date of purchase. Prior to any such repurchase of the Notes, the Company may be required to (i) repay all or a portion of indebtedness under the New Credit Facility or (ii) obtain any requisite consent to permit the repurchase. If the Company is unable to repay all of such indebtedness or is unable to obtain the necessary consents, the Company would be unable to offer to repurchase the Notes, which would constitute an Event of Default under the Indenture. There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) as described above. The definition of "Change of Control" in the Indenture includes a sale, lease, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries, taken as a whole, to a person or group of persons. There is little case law interpreting the phrase "all or substantially all" in the context of an indenture. Because there is no precise established definition of this phrase, the ability of a holder of the Notes to require the Company to repurchase such Notes as a result of a sale, lease, conveyance or transfer of all or substantially all of the Company's assets to a person or group of persons may be uncertain. See "Description of the Notes -- Repurchase at the Option of Holders -- Change of Control."

     The events that constitute a Change of Control under the Indenture may also be events of default under the New Credit Facility or other Senior Debt of the Company. Such events may permit the lenders under such debt instruments to reduce the borrowing base thereunder or accelerate the debt and, if the debt is not paid, to enforce security interests on, or commence litigation that could ultimately result in a sale of, substantially all the assets of the Company, thereby limiting the Company's ability to raise cash to repurchase the Notes and receive the special benefit of the offer-to-purchase provisions to the Holders of the Notes.

SUBORDINATION OF NOTES

     The Indenture governing the Notes limits, but does not prohibit, the incurrence by the Company of additional indebtedness that is senior in right of payment to the Notes. In the event of bankruptcy, liquidation, reorganization or other winding up of the Company, the assets of the Company will be available to pay the Company's obligations on the Notes only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on the Notes. In addition, under certain circumstances, no payments may be made with respect to principal of, premium, if any, or interest on the Notes if a default exists with respect to any Senior Debt. See "Description of the Notes -- Ranking and Subordination."

     In addition, the Notes will be effectively subordinated to any indebtedness and liabilities (including trade payables) of the Company's future Subsidiaries that are not Subsidiary Guarantors (as defined herein).

     The Indenture imposes limits on the ability of the Company and its future Restricted Subsidiaries (as defined herein) to incur additional indebtedness and liens and to enter into agreements that would restrict the ability of such future Restricted Subsidiaries to make distributions, loans or other payments to the Company. These limitations are subject to various qualifications. Subject to certain limitations, the Company and its Subsidiaries may incur additional secured indebtedness. For additional details of these provisions and the applicable qualifications, see "Description of the Notes -- Ranking and Subordination" and "-- Certain Covenants."

FRAUDULENT CONVEYANCE CONSIDERATIONS RELATING TO FUTURE SUBSIDIARY GUARANTEES

     Although the Company currently has no subsidiaries that will be Subsidiary Guarantors, the Company's obligations under the Notes may under certain circumstances be guaranteed on an unsecured senior subordinated basis by Restricted Subsidiaries. Various fraudulent conveyance laws have been enacted for the protection of creditors and may be utilized by a court of competent jurisdiction to subordinate or avoid any Subsidiary Guarantee issued by a Subsidiary Guarantor. It is also possible that under certain circumstances a court could hold that the direct obligations of a Subsidiary Guarantor could be superior to the obligations under the Subsidiary Guarantee.

     To the extent that a court were to find that at the time a Subsidiary Guarantor entered into a Subsidiary Guarantee either (x) the Subsidiary Guarantee was incurred by a Subsidiary Guarantor with the intent to hinder, delay or defraud any present or future creditor or that a Subsidiary Guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others or (y) the Subsidiary Guarantor did not receive fair consideration or reasonably equivalent value for issuing the Subsidiary Guarantee and, at the time it issued the Subsidiary Guarantee, the Subsidiary Guarantor (i) was insolvent or rendered insolvent by reason of the issuance of the Subsidiary Guarantee; (ii) was engaged or about to engage in a business or transaction for which the remaining assets of the Subsidiary Guarantor constituted unreasonably small capital; or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, the court could avoid or subordinate the Subsidiary Guarantee in favor of the Subsidiary Guarantor's other credits. Among other things, a legal challenge of a Subsidiary Guarantee issued by a Subsidiary Guarantor on fraudulent conveyance grounds may focus on the benefits, if any, realized by the Subsidiary Guarantor as a result of the issuance by the Company of the Notes. To the extent a Subsidiary Guarantee is avoided as a fraudulent conveyance or held unenforceable for any other reason, the Holders of the Notes would cease to have any claim in respect of such Subsidiary Guarantor and would be creditors solely of the Company.

     The measure of insolvency for purposes of determining whether a transfer is avoidable as a fraudulent transfer varies depending upon the law of the jurisdiction that is being applied. Generally, however, a debtor would be considered insolvent if the sum of all its debts, including contingent liabilities, was greater than the value of all its assets at a fair valuation or if the present fair saleable value of the debtor's assets was less than the amount required to repay its probable liability on its debts, including contingent liabilities, as they become absolute and mature. To the extent that proceeds from the Offering are used to refinance the indebtedness of the Company, a court might find that the Company did not receive fair consideration or reasonably equivalent value for the incurrence of the indebtedness represented by the Notes.

     To the extent that a Subsidiary Guarantee of any Subsidiary Guarantor is avoided as a fraudulent conveyance or found unenforceable for any other reason, Holders of the Notes would cease to have any claim in respect of such Subsidiary Guarantor. In such event, the claims of the Holders of the Notes against such Subsidiary Guarantor would be subject to the prior payment of all liabilities and preferred stock claims of such Subsidiary Guarantor. There can be no assurance that, after providing for all prior claims and preferred stock interests, if any, there would be sufficient assets to satisfy the claims of the Holders of the Notes relating to any voided portion of the Subsidiary Guarantee of such Subsidiary Guarantor.

RELIANCE ON KEY PERSONNEL

     The Company depends, and will continue to depend in the foreseeable future, on the services of the officers and key employees with extensive experience and expertise in evaluating and analyzing producing oil and gas properties and drilling prospects, maximizing production from oil and gas properties and marketing oil and gas production. The ability of the Company to retain its officers and key employees is important to the continued success and growth of the Company.

     The Company is dependent upon Robert A. Belfer, the Company's Chairman and Chief Executive Officer, and Laurence D. Belfer, the Company's President and Chief Operating Officer, in addition to certain of its other executive officers. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on the Company. The Company does not maintain key man life insurance on any of its officers or key employees. See "Management."

CONTROL BY CERTAIN STOCKHOLDERS

     Robert A. Belfer, his spouse, his children, his sisters, their spouses, their children and trusts for their children and grandchildren own approximately 77.3% of the outstanding shares of the Company's common stock, par value $0.01 per share (the "Common Stock"). As a result, such stockholders will be able to effectively control the outcome of certain matters requiring a stockholder vote, including the election of directors. Such ownership of Common Stock may have the effect of delaying, deferring or preventing a change of control of the Company and may adversely affect the voting and other rights of other stockholders.

CERTAIN POTENTIAL CONFLICTS OF INTERESTS

     Robert A. Belfer is a director of Enron Corp. ("Enron"). Enron, primarily through its majority owned subsidiary, Enron Oil & Gas Company ("EOG"), is involved in the exploration, development and production of oil and gas. Mr. Belfer is not a director of EOG. While the Company's activities have not historically overlapped with the activities of Enron or EOG, the Company may in the future compete for certain opportunities with Enron or EOG. To the extent any conflict from such future competition may arise, Mr. Belfer intends to excuse himself from participating in any decisions of the Board of Directors of Enron related to such opportunities.

ABSENCE OF PUBLIC MARKET FOR THE NOTES; RESTRICTIONS ON TRANSFER

     The Notes will be new securities for which currently there is no trading market. The Company does not intend to apply for listing of the Notes on any securities exchange or stock market. The Notes are expected to be eligible for trading the Private Offerings, Resale and Trading through Automated Linkages ("PORTAL") market. Although the Initial Purchases have informed the Company that they currently intend to make a market in the Notes, the Initial Purchasers are not obligated to do so, and any such market making may be discontinued at any time without notice. The liquidity of any market for the Notes will depend upon the number of Holders of the Notes, the interest of securities dealers in making a market in the Notes and other factors. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes, and even if a market does develop, the price at which the holders of Exchange Notes will be able to sell such Notes is not assured and the Exchange Notes could trade at a price above or below either their purchase price or face value.

     Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. There can be no assurance that the market, if any, for the Notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on the Holders of the Notes.

                               PRIVATE PLACEMENT

     On September 23, 1997, the Company completed the private sale to the Initial Purchasers of $150,000,000 principal amount of the Old Notes at a price of 100.00% of the principal amount thereof in a transaction not registered under the Securities Act in reliance upon Section 4(2) of the Securities Act. The Initial Purchasers thereupon offered and resold the Old Notes only to qualified institutional buyers at an initial price to such purchasers of 100.00% of the principal amount thereof. A portion of the $145 million net proceeds received by the Company in connection with the sale of the Old Notes was used to repay all borrowings outstanding under the Old Credit Facility. It is anticipated that the remainder of the net proceed will be used to provide working capital to the Company to fund further exploration and development of the Company's oil and gas properties, the acquisition of additional oil and gas properties or businesses and other general corporate purposes.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive in exchange a like principal amount of Old Notes, the terms of which are identical in all material respects to the Exchange Notes. The Old Notes surrendered in exchange for the Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any change in capitalization of the Company.

                                 CAPITALIZATION

     The following table sets forth as of June 30, 1997, (i) the actual capitalization of the Company and (ii) the as adjusted capitalization of the Company giving effect to the sale of the Old Notes, the New Credit Facility and the application of the net proceeds therefrom. The table should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                  JUNE 30, 1997
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Long-term debt (including current maturities):
  Old Credit Facility.......................................  $ 10,000    $     --
  New Credit Facility.......................................        --          --
  8 7/8% Senior Subordinated Notes due 2007.................        --     150,000
                                                              --------    --------
     Total long-term debt, including current maturities.....    10,000     150,000

Total stockholders' equity..................................   254,972     254,972
                                                              --------    --------
Total capitalization........................................  $264,972    $404,972
                                                              ========    ========

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth selected financial data regarding the Company as of and for each of the periods indicated. The historical financial data, exclusive of the various ratio data, as of and for the three years ended December 31, 1996, are derived from the financial statements of the Company audited by Arthur Andersen LLP, independent public accountants. The financial data as of June 30, 1997 and for the six months ended June 30, 1997 and 1996, are derived from the Company's unaudited financial statements, which, in the opinion of management, include all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations of the Company for such interim periods. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto.

                                PERIOD FROM
                                 INCEPTION
                                 (APRIL 30,                                                  SIX MONTHS ENDED
                                  1992) TO              YEAR ENDED DECEMBER 31,                  JUNE 30,
                                DECEMBER 31,   -----------------------------------------   --------------------
                                    1992         1993       1994       1995       1996       1996        1997
                                ------------   --------   --------   --------   --------   ---------   --------
                                                                                  (IN THOUSANDS, EXCEPT RATIOS)
STATEMENT OF OPERATIONS DATA:
Revenues
  Oil and gas sales...........    $  3,536     $ 19,255   $ 40,362   $ 68,767   $119,710   $  56,646   $ 62,578
  Commodity price risk
    management activities.....          --           --        550      9,480     (5,967)      2,633     (3,098)
  Interest....................          80           57        195        353      2,653         886      1,268
                                  --------     --------   --------   --------   --------   ---------   --------
  Total revenues..............       3,616       19,312     41,107     78,600    116,396      60,165     60,748
                                  --------     --------   --------   --------   --------   ---------   --------
Costs and expenses
  Oil and gas operating
    expenses..................         289        2,495      5,510      5,824      7,847       3,879      4,504
  Depreciation, depletion and
    amortization..............         401        4,098     14,072     27,590     40,904      19,320     21,698
  General and
    administrative............         424          856      2,269      2,597      3,059       1,756      1,670
                                  --------     --------   --------   --------   --------   ---------   --------
Total costs and expenses......       1,114        7,449     21,851     36,011     51,810      24,955     27,872
                                  --------     --------   --------   --------   --------   ---------   --------
Income before taxes...........       2,502       11,863     19,256     42,589     64,586      35,210     32,876
Pro forma provision for income
  taxes (1)...................         637        1,504      5,030     13,852     21,953      11,790     11,260
                                  --------     --------   --------   --------   --------   ---------   --------
Pro forma net income (1)......    $  1,865     $ 10,359   $ 14,226   $ 28,737   $ 42,633   $  23,420   $ 21,616
                                  ========     ========   ========   ========   ========   =========   ========
Pro forma earnings per share
  (1)(2)......................    $    .07     $    .41   $    .57   $   1.15   $   1.42   $     .82   $    .69
                                  ========     ========   ========   ========   ========   =========   ========
Weighted Average Common Shares
  Outstanding (2).............      25,000       25,000     25,000     25,000     29,986      28,447     31,500
STATEMENT OF CASH FLOWS DATA:
EBITDA(3).....................    $  2,903     $ 15,961   $ 33,328   $ 70,179   $105,490   $  54,530   $ 54,574
Capital expenditures..........      15,744       32,647     52,230     71,387    142,712      59,778     71,693
Cash flow from operating
  activities..................         729       14,351     28,126     62,037    108,059      48,643     53,215
Cash flow from investing
  activities..................     (13,086)     (33,698)   (52,670)   (65,133)  (143,826)    (55,223)   (94,810)
Cash flow from financing
  activities..................      14,115       18,708     30,376     (2,299)    77,684      77,339         --
BALANCE SHEET DATA:
Working capital...............    $  1,184     $  3,108   $ 14,357   $    446   $ 48,667               $  9,673
Total assets..................      19,671       50,248    101,625    145,550    303,918                328,082
Long-term debt, including
  current maturities..........          --           --      6,930     22,000         --                 10,000
Total stockholders' equity....      16,617       47,188     89,890    105,015    233,203                254,972

---------------

(1) Gives pro forma effect to the application of federal and state income taxes to the Company as if it were a taxable corporation for the periods presented. 1996 excludes a one-time non-cash deferred tax charge of $30.1 million recognized as a result of the Combination consummated on March 29, 1996 in connection with the Company's initial public offering.

(2) Pro forma earnings per share has been computed as if the 25,000,000 shares of Common Stock that were issued in connection with Combination (as defined herein) had been outstanding for all years prior to 1996.

(3) EBITDA represents income from continuing operations plus income taxes, interest expense and depletion, depreciation and amortization expense. EBITDA is not presented as an indicator of the Company's operating performance, an indicator of cash available for discretionary spending or a measure of liquidity. EBITDA may not be comparable to other similarly titled measures of other companies. On a historical basis, EBITDA data has been substantially similar to "Consolidated Cash Flow" as used in the Indenture. See "Description of the Notes" for the detailed definition of "Consolidated Cash Flow."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to assist in the understanding of the Company's historical financial position and results of operations for each year in the two year period ended December 31, 1996 and for the six months ended June 30, 1997 and 1996. Financial Statements and notes thereto included elsewhere in this Prospectus should be referred to in conjunction with the following discussion.

OVERVIEW

     Since its inception in April 1992, the Company has grown rapidly, with substantially all of its growth coming "through the drillbit."

     The Company's participation in exploration and development activities in the Moxa Arch Area of Wyoming and in the Austin Chalk Trend in the Giddings Field of Texas are principally responsible for the substantial expansion of production, revenues and reserves since the Company's inception.

     The Company was organized as a Nevada corporation in January 1996 in connection with the Combination (the "Combination") of ownership interests (the "Combined Assets") in certain entities (the "Predecessors") and direct interests in oil and gas properties and certain hedge transactions owned by members of the Robert A. Belfer family and by employees of the Predecessors and entities related thereto ("Direct Interests"). The Company and the owners of the Combined Assets entered into an Exchange and Subscription Agreement and Plan of Reorganization, dated as of January 1, 1996 (the "Exchange Agreement"), that provided for the issuance by the Company of an aggregate of 25,000,000 shares of Common Stock to such owners in exchange for the Combined Assets on March 29, 1996, the date the Company's initial public offering closed. The owners of the Combined Assets received shares of Common Stock proportionate to the value of the Combined Assets underlying their ownership interests in the Predecessors and the Direct Interests.

     Pursuant to the Exchange Agreement, the owners of the Combined Assets received all revenues attributable to production and are responsible for all incurred expenses related to the Combined Assets for all periods prior to January 1, 1996. Effective with the Combination (which was contemporaneous with the closing of the Company's initial public offering), the Company is entitled to receive all revenues and is responsible for all expenses related to the Combined Assets on and after January 1, 1996.

     From inception through the date of the Combination, March 29, 1996, the Predecessors were not required to pay federal income taxes due to their status as either a partnership, individual owner, Subchapter S corporation, limited liability corporation or joint venture, which are "pass-through" entities that are not subject to federal income taxation; instead, taxes relating to the Combined Assets for such periods were required to be paid by the owners of the Predecessors and the Direct Interests.

     Although the effective date of the Exchange Agreement is January 1, 1996, each owner of the Combined Assets was required to include in its taxable income, for all periods ending on the date of or prior to the completion of the Combination, such owner's allocable portion of the taxable income attributable to the Combined Assets and was entitled to all tax benefits attributable to the Combined Assets through completion of the Combination.

     The Company's revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for natural gas, oil and condensate. These prices are dependent upon numerous factors beyond the Company's control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been very volatile, and there can be no assurance that oil and natural gas prices will not be subject to wide fluctuations in the future. A substantial or extended decline in oil and natural gas prices could have a material adverse effect on the Company's financial position, results of operations and access to capital, as well as the quantities of natural gas and oil reserves that the Company may economically produce. Natural gas produced is sold under contracts that primarily reflect spot market conditions for their particular area. The Company markets its oil with other working interest owners on spot price contracts and typically receives a premium compared to the price posted for such oil. As of June 30, 1997, approximately 90% of the Company's production volumes relate to the sale of natural gas.

     The Company utilizes commodity swaps and options and other commodity price risk management transactions for a portion of its oil and natural gas production to achieve a more predictable cash flow and to reduce its exposure to price fluctuations. The Company accounts for these transactions as hedging activities or uses mark-to-market accounting for those contracts that do not qualify for hedge accounting. As of December 31, 1996, the Company had various natural gas and oil price risk management contracts in place with respect to portions of its estimated production for 1997 and with respect to lesser portions of its estimated production for 1998 and 1999. The Company expects from time to time to either add or reduce the amount of price risk management contracts that it has in place in keeping with its hedging strategy.

     The following table sets forth certain operations data of the Company for the periods presented:

                                                                           SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,          JUNE 30,
                                            ----------------------------   -----------------
                                             1994      1995       1996      1996      1997
                                            -------   -------   --------   -------   -------
Oil and Gas Sales (in thousands) (1)......  $40,362   $68,767   $119,710   $56,646   $62,578
Weighted Average Sales Prices (Unhedged):
  Oil (per Bbl)...........................  $ 16.48   $ 17.35   $  21.30   $ 19.93   $ 20.49
  Gas (per Mcf)...........................  $  1.67   $  1.42   $   2.00   $  1.81   $  2.12
Net Production Data:
  Oil (MBbl)..............................      691       961        794       414       453
  Gas (MMcf)..............................   17,482    37,047     51,289    26,787    25,100
  Gas equivalent (MMcfe)..................   21,628    42,813     56,053    29,271    27,818
Data per Mcfe:
  Oil and gas sales revenues (unhedged)...  $  1.86   $  1.61   $   2.14   $  1.94   $  2.25
  Commodity price risk management
     activities
       -- Cash............................      .03       .22        .06       .09      (.21)
       -- Non-Cash........................       --        --       (.17)       --       .10
  Oil and gas operating expenses..........     (.25)     (.14)      (.14)     (.13)     (.16)
  General and administrative..............     (.10)     (.06)      (.06)     (.06)     (.06)
  Depreciation, depletion and
     amortization.........................     (.65)     (.64)      (.73)     (.66)     (.78)
  Interest income.........................       --        --        .05       .02       .04
                                            -------   -------   --------   -------   -------
  Pre-tax operating profit................  $  0.89   $  0.99   $   1.15   $  1.20   $  1.18
                                            -------   -------   --------   -------   -------
Number of wells drilled or drilling:
  Gross...................................       87       118         80        40        59
  Net.....................................       22        34         34        17        31

---------------

(1) Oil and gas sales exclude results related to commodity price risk management activities reported separately.

RESULTS OF OPERATIONS -- JUNE 30, 1997 COMPARED TO JUNE 30, 1996

  Revenues

     For the first six months of 1997, oil and gas sales revenues (unhedged) increased $5.9 million, or 10%, to $62.6 million over the prior year comparable period. The revenue increase is the result of higher average price realizations for both oil and natural gas. Production volume during the first six months of 1997 on an Mcfe basis declined by 5% to 27,818 MMcfe when compared to the prior year comparable period but increased 4% when compared to the last half of calendar year 1996 production. Natural gas production represented approximately 90% of the Company's total production on an Mcfe basis.

     As a result of the substantial oil and gas price increases which occurred in the first quarter of 1997 (which had a positive overall impact on oil and gas sales revenues), commodity price risk management activities during the first half of 1997 resulted in a net pre-tax loss of $3.1 million, consisting of

$5.9 million in realized losses which were partially offset by a $2.8 million unrealized mark-to-market gain. The impact of such activities on an Mcfe basis amounted to a net loss of $0.11 ($0.21 cash loss and non-cash gain of $0.10) and a gain of $0.09 (all cash) per Mcfe for the first half of 1997 and 1996, respectively.

  Costs and Expenses

     Production and Operating Expenses. Production and operating expenses increased 16% from $3.9 million in the first half of 1996 to $4.5 million for the comparable period in 1997 due mainly to the increased number of wells on line and higher costs associated with new oil wells and a growing population of older wells. Operating costs were $0.16 per Mcfe for the first six months of 1997 when compared to $0.13 per Mcfe in the first six months of 1996.

     Depreciation, Depletion and Amortization. Depreciation, depletion and amortization ("DD&A"), for the first half of 1997 increased 12% over the prior year comparable period, from $19.3 million to $21.7 million, primarily due to the drilling of deeper and higher costs wells.

     General and Administrative Expenses. General and administrative expense ("G&A") declined 5% in the first half of 1997 to $1.7 million when compared to the $1.8 million incurred in the first half of 1996. The rate per Mcfe for G&A costs is unchanged at $0.06.

  Income Before Income Taxes

     The Company's income before income taxes for the first half of 1997 decreased by approximately $2.3 million, or 7%, to $32.9 million from $35.2 million in the prior year period. The decrease over the prior year comparable period is due to commodity price risk management activities and lower production offset in part by higher weighted average prices realized for both oil and natural gas.

  Income Taxes

     Income tax expenses for the first half of 1997 were $11.3 million utilizing an estimated effective income tax rate of 34.25%. In connection with the Combination and Exchange Agreement, the Company became a taxable corporation and, as a result, was required to record a one-time, non-cash charge in the amount of $29.9 million during the first half of 1996 to establish a deferred tax liability related to prior years on its balance sheet due to the change in the tax status of the Company. At year end 1996, this estimated amount was increased to $30.1 million following the completion of related income tax returns.

RESULTS OF OPERATIONS -- 1996 COMPARED TO 1995

  Revenues

     Oil and natural gas sales revenues for the year 1996 (unhedged) increased 74% to $119.7 million when compared to the $68.8 million realized in 1995. The substantial increase is principally identified with the addition of new Giddings Field wells, in both the Navasota and Independence areas of the Company's operations, and higher average prices realized for both oil and natural gas. Weighted average oil and natural gas prices (unhedged) increased 23% and 41%, respectively, when compared to 1995 price realizations. Production volume in 1996 on an Mcfe basis (using 6 Mcf of gas for 1 barrel of oil) increased 31% over the prior year to 56,053 MMcfe. Daily production increased to 153,150 Mcfe for 1996 compared to 117,300 Mcfe for 1995.

     Commodity price risk management activities resulted in a pre-tax loss of $6.0 million for 1996 which included (1) a realized hedging loss of $83,000, (2) net realized losses on settlements of non-hedging transactions totaling $3.9 million, (3) net premiums received totaling $7.4 million and (4) a non-cash unrealized loss for mark-to-market accounting of $9.4 million. As a result of the substantial oil and natural gas price increases which occurred in the fourth quarter of 1996 (which had a positive impact on oil and gas sales revenue), the Company recorded a fourth quarter pre-tax loss of $8.4 million from commodity price risk management activities which included a $4.2 million non-cash charge for unrealized losses related to required mark-to-market accounting. The 1995 results of operations included pre-tax income of $9.5 million related to realized hedging gains. The impact of such activities on an Mcfe basis amounted to a loss of $0.11 ($0.06 cash gain and a non-cash loss of $0.17) and a gain of $0.22 (all cash) per Mcfe for 1996 and 1995, respectively.

     Interest income realized during 1996 was $2.7 million compared to $0.4 million for 1995 due to higher average cash balances principally attributable to the proceeds of the Company's initial public offering.

  Costs and Expenses

     Production and Operating Expenses. Production and operating expenses including associated taxes in 1996 amounted to $7.9 million, an increase of 35% over the $5.8 million incurred in the prior year. Operating costs on a Mcfe basis were flat at $0.14 per Mcfe for both 1996 and 1995. A substantial portion of the Company's natural gas production from wells drilled prior to September 1996 in the downdip Giddings Field qualifies for exemption from Texas state production taxes. This exemption will continue for production through August 31, 2001.

     Depreciation, Depletion and Amortization. DD&A costs related to oil and gas properties totaled $40.9 million for 1996, a 48% increase over the $27.6 million incurred in the 1995 comparable period. The Company's average DD&A rate per Mcfe for 1996 was $0.73 compared to a rate of $0.64 per Mcfe in 1995. The increased rate primarily reflects the higher average cost of drilling deeper wells and costs associated with the unsuccessful East Texas Cotton Valley Reef Trend exploration activities.

     General and Administrative Expenses. G&A totaled $3.1 million for 1996, net of capitalized G&A costs directly related to the Company's oil and natural gas exploration and development efforts, an 18% increase over the prior year. The increase reflects the addition of new employees hired to assist with the Company's expanding activities and additional costs incurred in connection with becoming a publicly traded entity. On an Mcfe basis, G&A costs were flat at $0.06 for both 1996 and 1995. Operations G&A expenses for 1996 in the amount of $3.1 million have been capitalized to oil and gas property accounts. The increase of $1.8 million over the 1995 comparable amount reflects the Company's rapidly expanding exploration and development efforts.

  Income Before Income Taxes

     The Company's income before income taxes for 1996 was $64.6 million, a 52% increase over the $42.6 million realized in the prior year comparable period. The increase is directly related to increased production from new well additions in the Giddings Field and substantially higher average prices realized for both oil and natural gas.

  Income Taxes

     Income tax expenses for 1996 amounted to $46.4 million. The provision for taxes includes a one-time, non-cash charge in the amount of $30.1 million that was required as a result of the Combination and the Exchange Agreement which changed the tax status of the Company.

RESULTS OF OPERATIONS -- 1995 COMPARED TO 1994

  Revenues

     During 1995, oil and natural gas sales revenues (unhedged) increased $28.4 million, or 70%, to $68.8 million as compared to 1994. The revenue increase is principally the result of new Giddings Field well additions in the Navasota River and Independence areas of the Company's operations. Production volume on an Mcfe basis increased to 42.8 MMcfe, representing an increase of 98% over the prior year. Natural gas production represented approximately 87% of the Company's total production on an Mcf equivalent basis. This significant improvement in revenues was achieved despite a decline in the Company's average wellhead natural gas prices in 1995. Weighted average wellhead natural gas prices

(unhedged) were down approximately 15% from 1994 prices and weighted average wellhead oil prices were up approximately 5% from 1994 prices.

     Commencing in late 1993, marketing activities associated with sales of natural gas and crude oil also included natural gas, crude oil price swap and option transactions, along with other commodity price hedging of natural gas and crude oil and condensate prices. These transactions added approximately $9.5 million to net operating revenues for 1995. The average Mcfe price realized for these transactions amounted to $0.22 per Mcfe for 1995. During 1995, revenues per Mcfe, including revenue from hedges, per Mcfe totaled $1.83.

  Costs and Expenses

     Production and Operating Expenses. Production and operating expenses increased 6% from $5.5 million in 1994 to $5.8 million in 1995. On an Mcfe basis, operating costs decreased 44% to $0.14 for 1995, compared to $0.25 for 1994. The decrease is due mainly to an increase in the number of highly productive wells in the Giddings Field.

     Depreciation, Depletion and Amortization. DD&A for 1995 increased 96%, from $14.1 million to $27.6 million, due to increased production. Lower well costs due to efficiencies achieved related to the Company's experience in its existing operating areas coupled with the Company's ability to achieve a higher level of reserve additions for its 1995 wells resulted in a DD&A rate of $0.64 per Mcfe for 1995, compared to $0.65 per Mcfe in 1994, a 2% reduction.

     General and Administrative Expenses. G&A for 1995 increased 14%, from $2.3 million for 1994 to $2.6 million for 1995. The higher G&A expenses for 1995 primarily relate to increases in the number of employees due to a higher level of overall activity for the Company as well as increases in employee salaries and benefits. G&A expense totaling $1.2 million and $0.1 million have been capitalized to oil and gas property accounts for 1995 and 1994, respectively.

     Income Before Income Taxes. The Company's income before income taxes for 1995 increased by approximately $23.3 million, or 121% to $42.6 million from $19.3 million in the prior year period. Increases in revenues were generated primarily by increases in production from new well additions in the Giddings Field and were partially offset by increases in operating costs and expenses related to the new additions and lower natural gas and oil prices. Additionally, the Company realized approximately $9.5 million related to its commodity price risk management activities for 1995.

LIQUIDITY AND CAPITAL RESOURCES

  General

     On March 29, 1996, the Company successfully completed an initial public offering of 6,500,000 shares of Common Stock. The initial public offering provided the Company with approximately $113 million net of offering expenses. Proceeds from the offering were used to repay approximately $35 million of indebtedness under the Company's Old Credit Facility, fund capital expenditures and for other general corporate purposes. The remaining proceeds from the offering, together with cash flows from operations, are currently being used to fund planned capital expenditures, including lease acquisitions, commitments, other working capital requirements and general corporate purposes.

  Cash Flow

     Net operating cash flow (pre-tax), a measure of performance for exploration and production companies, is generally derived by adjusting net income to eliminate the effects of the non-cash depreciation, depletion and amortization expense, provision for deferred income taxes and non-cash effects of commodity price risk management activities. Net operating cash flow (pre-tax) before changes in working capital was approximately $49.6 million and $53.9 million for the first six months of 1997 and 1996, respectively. The Company had working capital amounting to $9.7 million as of June 30, 1997, a decrease from the $48.7 million available as of December 31, 1996.

  Capital Expenditures

     For 1997, the Company has budgeted approximately $150 million for capital expenditures which may be increased or decreased depending on oil and gas prices, drilling results and other investment opportunities. The Company is currently allocating approximately 77% of its budget to development and exploration projects and approximately 23% to leasehold and seismic acquisition activities, compared to the 45% for development and exploration and 55% for leasehold and seismic in 1996. During the eighteen month period ending June 30, 1997, the Company has expended approximately $82.8 million on new leases for potential development over the next several years.

     In June 1997, the Company purchased 2,940,000 shares of common stock of Hugoton Energy Corporation at $10.50 per share for a total investment of $30.9 million as of June 30, 1997.

  Credit Facilities

     In December of 1994, the Company entered into a three-year $25 million Credit Agreement with The Chase Manhattan Bank (the "Old Credit Facility"). Principal outstanding is due and payable upon maturity in December 1997 with interest due quarterly. In order to finance future capital requirements during the first quarter of 1996, the Company increased the Old Credit Facility and the borrowing base thereunder to $40 million. The borrowing base represents the maximum available amount that may be borrowed under the Old Credit Facility at any given time. Since all indebtedness under the Old Credit Facility was repaid with proceeds from the initial public offering, the Company elected to reduce its Old Credit Facility to $30 million and the borrowing base under the Old Credit Facility to $15 million on May 1, 1996. The reduction in the borrowing base permits the Company to pay a lower commitment fee, which is currently calculated at an annual rate of 0.25 of 1% of the unused portion of the available borrowing base. As of June 30, 1997, a total of $10 million in advances were made to the Company and outstanding under the Old Credit Facility. On September 23, 1997, the Company entered into a five-year $150 million credit agreement with The Chase Manhattan Bank, as administrative agent, and other lending institutions with an initial borrowing base of $50 million (the "New Credit Facility").

     The Company intends to fund its planned capital expenditures, commitments and working capital requirements through cash flows from operations, from the proceeds of the sale of the Old Notes and to the extent necessary, borrowings under the New Credit Facility or other potential financings. If there are changes in oil and natural gas prices, however, that correspondingly affect cash flows and the borrowing base under the New Credit Facility, the Company has the discretion and ability to adjust its capital budget. The Company believes it will have sufficient capital resources and liquidity to fund its capital expenditures and meet its financial obligations as they come due.

     The following is a description of the New Credit Facility:

     General. The New Credit Facility is among the Company, The Chase Manhattan Bank, as administrative agent (the "Agent"), and other lending institutions (the "Banks"). The New Credit Facility provides for an aggregate principal amount of revolving loans of up to the lesser of $150 million or the borrowing base as in effect from time to time, which includes a subfacility from the Agent for letters of credit of up to $25 million. Initially, the borrowing base will be $50 million. The borrowing base will be redetermined by the Agent and the Banks semi-annually based upon their usual and customary oil and gas lending criteria as such exist from time to time. In addition, the Company may request two additional redeterminations and the Banks may request one additional redetermination per year. Capitalized terms used in this description that are not defined herein have the meaning given to such terms in the New Credit Facility.

     Collateral. Indebtedness of the Company under the New Credit Facility will be secured by a pledge of the capital stock of each of the Company's material subsidiaries.

     Interest. Indebtedness under the New Credit Facility bears interest at a floating rate based (at the Company's option) upon (i) the ABR with respect to ABR Loans or (ii) the Eurodollar Rate for one, two, three or six months (or nine or twelve months if available to the Banks), plus the Applicable Margin. The ABR will be the greater of (i) the Prime Rate, (ii) the Base CD Rate plus 1% or
(iii) the Federal Funds

Effective Rate plus 1/2 of 1%. The Applicable Margin for Eurodollar Loans will vary from 0.50% to 0.875% depending on the borrowing base usage. Borrowing base usage will be a ratio of (i) outstanding Loans and letters of credit to (ii) the then effective borrowing base. Interest on ABR Loans will be payable quarterly in arrears and interest on Eurodollar Loans will be payable on the last day of the interest period therefor and, if longer than three months, at three month intervals.

     Maturity. The New Credit Facility will terminate in September 2002. The New Credit Facility provides that loans may be borrowed, repaid and reborrowed from time to time until such termination date, subject to the satisfaction of certain conditions on the date of any such borrowing and, in the case of repayment of Eurodollar Loans, compliance with certain yield protection provisions.

     Scheduled Payments and Prepayments. The New Credit Facility does not require any scheduled payments of principal. The New Credit Facility provides for mandatory repayments of loans if the aggregate principal amount of the loans and the letters of credit exceed the borrowing base then in effect. The first such prepayment must be in an amount of not less than 50% of the deficiency and will be due within 90 days of the date such deficiency is determined to exist. The balance will be due within the next 90 day period.

     Amounts under the New Credit Facility may be voluntarily prepaid without premium or penalty, subject to certain notice requirements, certain required minimum prepayment amounts and in the case of Eurodollar Loans, certain yield protection provisions.

     Commitment and Letter of Credit Fees. The Company is required to pay to the Banks a commitment fee based on the committed undrawn amount of the lesser of the aggregate commitments or the then effective borrowing base during a quarterly period equal to a percent which varies from 0.20% to 0.30% depending on the borrowing base usage. Such commitment fees will be payable in arrears on a quarterly basis. The Company also is required to pay letter of credit fees as follows: (i) to the Banks, an amount equal to the Applicable Margin for the daily aggregate amount available to be drawn under each letter of credit outstanding; and (ii) to the Agent, an issuance fee equal to 0.125% per annum of the stated amount of each letter of credit. Fees payable under clause (i) and
(ii) are payable quarterly in arrears and fees payable under clause (ii) are also payable on each anniversary of the date of issuance of such letter of credit if the letter of credit is outstanding for a period in excess of one year. The Company will also pay other usual and customary costs and expenses associated with issuing, effecting payment, amending, negotiating or administering the letters of credit.

     Conditions to Extensions of Credit. The obligation of the Banks to make subsequent loans or extend letters of credit is subject to the satisfaction of certain customary conditions including, but not limited to, the absence of a default or event of default under the New Credit Facility, all representations and warranties under the New Credit Facility and the other related Loan Documents (including, without limitation, a material adverse change representation) being true and correct.

     Covenants. The New Credit Facility requires the Company to meet certain financial tests, including meeting a minimum interest coverage ratio and current ratio and a maximum leverage ratio. The New Credit Facility also contains covenants which, among other things, limit the incurrence of additional indebtedness, the nature of the business of the Company and its subsidiaries, investments, leases of assets, ownership of subsidiaries, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The New Credit Facility also contains additional covenants which require the Company to maintain its properties and those of its subsidiaries, together with insurance thereon, to provide certain information to the Agent and the Banks, including financial statements, notices and reports and to permit inspections of the books and records of the Company and its subsidiaries, to comply with applicable laws, including environmental laws and ERISA, to pay taxes and contractual obligations and to use the proceeds of the loans for working capital and for other general corporate purposes.

     Events of Default. The New Credit Facility contains customary events of default, including payment defaults, breach of representations, warranties and covenants (subject to certain cure periods), cross-defaults to certain other indebtedness, certain events of bankruptcy and insolvency, judgment defaults in excess of $1 million and the failure of any of the pledges to be in full force and effect.

     Indemnification. Under the New Credit Facility, the Company has agreed to indemnify the Agent and the Banks and related persons from and against any and all losses, liabilities, claims, damages or expenses (including, without limitation, fees and disbursements of counsel) that may be incurred by or asserted against any such indemnified party in connection with any investigation, litigation or other proceeding relating to the entering into and/or performance of the New Credit Facility or related Loan Documents, provided that the Company is not liable for any such losses, liabilities, claims, damages or expenses resulting from such indemnified party's own gross negligence or willful misconduct.

     Eurodollar Yield Protection; Etc. The New Credit Facility contains customary provisions protecting the Banks in the event of unavailability of funding, illegality, capital adequacy requirements, increased costs, withholding taxes and funding losses.

  Commodity Price Risk Management Transactions

     Certain of the Company's commodity price risk management arrangements require the Company to deliver cash collateral or other assurances of performance to the counterparties in the event that the Company's payment obligations with respect to its commodity price risk management transactions exceed certain levels.

     With the primary objective of achieving more predictable revenues and cash flows and reducing the exposure to fluctuations in oil and natural gas prices, the Company has entered into price risk management transactions of various kinds with respect to both oil and natural gas. While the use of certain of these price risk management arrangements limits the downside risk of adverse price movements, it may also limit future revenues from favorable price movements. The Company engages in transactions such as selling covered calls or straddles which are marked-to-market at the end of the relevant accounting period. Since the futures market historically has been highly volatile, these fluctuations may cause significant impact on the results of any given accounting period. The Company has entered into price risk management transactions with respect to a substantial portion of its estimated production for the remainder of 1997 and with respect to lesser portions of its estimated production for 1998 and 1999. The Company continues to evaluate whether to enter into additional price risk management transactions for 1997 and future years. In addition, the Company may determine from time to time to unwind its then existing price risk management positions as part of its price risk management strategy.

  Environmental Matters

     The Company's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment, which have become increasingly stringent. The Company believes its current operations are in material compliance with current environmental laws and regulations. There are no environmental claims pending or, to the Company's knowledge, threatened against the Company. There can be no assurance, however, that current regulatory requirements will not change, currently unforeseen environmental incidents will not occur or past noncompliance with environmental laws will not be discovered on the Company's properties.

  Recent Accounting Pronouncements

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128 -- "Earnings per Share" effective for interim and annual periods after December 15, 1997. This statement replaces primary earnings per share ("EPS") with a newly defined basis EPS and modifies the computation of diluted EPS. The Company's basic and diluted EPS computed using the requirements of SFAS 128 are the same as the Company's current disclosed pro forma net income per common share.

                            BUSINESS AND PROPERTIES

GENERAL

     Belco is an independent energy company engaged in the exploration for and exploitation, development and production of natural gas and oil primarily in the Rocky Mountains, Texas, Louisiana and Michigan. Since its inception in April 1992, the Company has grown and diversified its reserve base largely through a balanced program of exploration and development drilling. The Company concentrates its activities in core areas in which it has accumulated detailed geologic knowledge and has developed significant management and technical expertise. Additionally, the Company structures its participation in natural gas and oil exploration and development activities to minimize initial costs and risks, while permitting substantial follow on investment. For the twelve months ended June 30, 1997, the Company generated natural gas and oil revenues of $125.6 million and EBITDA of $105.5 million.

     The Company has achieved substantial growth in reserves, production, revenues and EBITDA since 1992. Belco's estimated proved reserves have increased at a compound annual growth rate of 46.1%, from 67 Bcfe as of December 31, 1992 to 305 Bcfe as of December 31, 1996. Over this period, average daily production has increased from 4 MMcfe per day in 1992 to over 153 MMcfe per day in 1996. Similarly, the growth in the Company's natural gas and oil revenues and EBITDA has been substantial, increasing from $3.5 million and $2.9 million, respectively, for the year ended December 31, 1992, to $119.7 million and $105.5 million, respectively, for the year ended December 31, 1996. The Company's low cost structure is evidenced by its general and administrative expenses of $0.06 per Mcfe and lease operating expenses of $0.14 per Mcfe in 1996. For the three years ended December 31, 1996, the Company's operating cash inflows per Mcfe averaged $1.65 and its finding costs averaged approximately $0.80 per Mcfe.

     The Company's operations are currently focused on the Green River Basin (which includes the Moxa Arch Trend), the Wind River and Big Horn Basins, all of which are in Wyoming, the Giddings Field in east central Texas, the Austin Chalk Trend in Louisiana and the Central Basin in Michigan. At December 31, 1996, the Company had estimated proved reserves of 305 Bcfe with a pre-tax Present Value of $416 million after adjusting for oil and gas commodity hedges. On an Mcfe basis, the Company's estimated proved reserves were 65% proved developed and 93% natural gas. As of June 30, 1997, Belco held or controlled interests in approximately 2.8 million gross (1.3 million net) undeveloped acres and the Company had an interest in 533 gross (170 net) wells.

BUSINESS STRENGTHS

     The Company believes that it has certain strengths that provide it with significant competitive advantages, including the following:

          Proven Growth Record. The Company has generated consistent growth through a balanced exploration and development program. Over the last four years, on a compound annual basis, the Company has increased proved reserves by 46.1%, production by 148.7% and EBITDA by 146.0%.

          Substantial Drilling Inventory. The Company has identified over 750 potential drilling locations based on geological and geophysical evaluations. Additionally, the Company has spent $82.8 million since January 1, 1996 to increase its acreage position from approximately 330,000 gross (146,000 net) undeveloped acres to approximately 2.8 million gross (1.3 million net) undeveloped acres at June 30, 1997.

          Strategic Alliances. The Company has formed key strategic alliances with experienced industry partners such as Amoco Production Company ("Amoco"), Union Pacific Resources Group ("UPR") and OXY USA ("OXY"). In cases where the Company is not the operator, the alliance has been structured to enable the Company to become integrally involved with the drilling and production decision making process. These strategic alliances also provide the Company with the benefits of shared technological expertise, while affording the Company the opportunity to diversify risk.

          Successful Drilling Record. Since inception through December 31, 1996, the Company has drilled 438 gross (122.2 net) development wells of which 408 gross (114.1 net) are currently producing. Additionally, the Company has drilled 36 gross (16.3 net) exploratory wells of which 20 gross (13 net) are currently producing. During this period, the Company's drilling efforts resulted in over 436 Bcfe of proved reserves (including revisions) at a finding cost of approximately $0.72 per Mcfe.

          High Operating Margins. The Company's drilling success, its high impact wells and low cost structure have enabled the Company to generate high gross cash margins of $2.09 per Mcfe pre tax ($1.99 per Mcfe net of tax) for the twelve months ended June 30, 1997. This margin compares favorably to an average of $1.71 per Mcfe experienced by public companies which the Company believes are peer companies (and based on publicly filed industry data) for the same period. This peer group consists of the following companies: Barrett Resources Corp., Forcenergy Inc., Nuevo Energy Co., HS Resources, Inc., Seagull Energy Corp., United Meridian Corp., Cross Timbers Oil Co., Vintage Petroleum, Inc. and Lomak Petroleum, Inc.

          Experienced and Committed Management. Belco's senior management team has extensive experience in the oil and gas industry. In particular, the Company's Chief Executive Officer, Robert A. Belfer, began his career in the oil and gas industry in 1958 with Belco Petroleum Corporation, which grew to become a Fortune 500 company with operations primarily in the Rocky Mountains and offshore Peru. In 1983, BPC merged with InterNorth, a predecessor of Enron Corp. Mr. Belfer and his family own an approximate 77.3% equity interest in the Company.

BUSINESS STRATEGY

     The key elements of the Company's strategy are as follows:

          Pursue a Balanced Drilling Program. Belco believes that there are significant exploratory and development opportunities in the Rocky Mountain, Texas, Louisiana and Michigan acreage positions that the Company has assembled. The Company has identified potentially more than three years of drilling inventory based on its existing holdings. Through June 30, 1997, the Company has made capital expenditures of approximately $72 million and plans to spend approximately $78 million through the remainder of 1997.

          Utilize Advanced Technology. The Company extensively uses advanced technology, including equipment designed specifically for drilling deep horizontal wells, the application of innovative hydraulic fracturing techniques and 3-D seismic. Additionally, the Company has acquired approximately 144 square miles of 3-D seismic data and 54 thousand miles of 2-D seismic data in its core geographic areas and plans to acquire an additional 130 square miles of 3-D seismic data. The Company's experienced technical staff includes six petroleum engineers, nine geologists and one geophysicist, who have, on average, over 17 years of experience in the oil and gas industry.

          Maintain Low Cost Structure. The Company's management team is focused on maintaining a low cost structure to maximize cash flow and earnings. As part of this strategy, the Company focuses on core operating areas where it can achieve economies of scale. The Company believes that maintaining its low cost structure permits the Company to be consistently profitable in various pricing environments.

          Reduce Commodity Price Volatility. The Company engages in a wide variety of commodity price risk management transactions with the objective of achieving more predictable revenues and cash flows and reducing its exposure to fluctuations in natural gas and oil prices.

          Maintain Financial Flexibility. The Company is committed to maintaining financial flexibility in order to pursue exploration and development activities and take advantage of other opportunities that may arise. Historically, the Company has funded its growth through internally generated cash flow, bank credit facilities and proceeds from its initial public offering in March 1996. The issuance of the Notes offered hereby in conjunction with the Company's New Credit Facility will increase liquidity and diversify the Company's capital structure.

          Pursue Selective Acquisitions. To augment its growth through the drillbit, the Company continually reviews potential acquisitions of oil and gas properties or businesses that complement its existing operations and that provide long term growth opportunities. The Company focuses its attention on potential acquisitions principally within its core operating areas or in areas that may establish a new core area and generally have (i) high working interests; (ii) long lived reserves; (iii) operational control or the ability to exercise significant influence over operations; and, (iv) significant development potential.

PRIMARY OPERATING AREAS

     The Company's operations are currently focused in four primary operating areas: (i) the Rocky Mountains, principally in Wyoming, which include the Green River Basin (inclusive of the Moxa Arch Trend), the Wind River and the Big Horn Basins; (ii) Texas, principally in the Giddings Field in east central Texas, which includes the Navasota, Independence and River Bend prospect areas; (iii) Louisiana, in the Austin Chalk Trend; and, (iv) Michigan's Central Basin.

  Rocky Mountains -- Wyoming

     The Company maintains a significant acreage position in the Rocky Mountains of Wyoming on which it conducts an ongoing exploration and development program. In June 1992, the Company commenced a development drilling program in the Moxa Arch Trend pursuant to a farmout from Amoco. In 1996, the Company significantly expanded its acreage and exploration activities by acquiring the rights to up to approximately 750,000 gross (250,000 net) acres in the Green River, Wind River and Big Horn Basins in Wyoming, which lie north and east of the Moxa Arch Trend. The Company has added approximately 225,565 gross (68,441 net) acres thus far in 1997 in these basins.

     Moxa Arch Trend. One of the Company's primary operating areas is the Moxa Arch Trend located in the Greater Green River Basin in southwestern Wyoming, principally in Lincoln, Sweetwater and Uinta Counties. Approximately 48% of the Company's estimated proved reserves at December 31, 1996 were located in this field. The Company participates in vertical gas wells in this area which target the Frontier and/or Dakota formations at depths that range from approximately 10,000 to 12,500 feet. The Frontier formation is a relatively blanket "tight gas sand" formation, while the Dakota formation, beneath the Frontier, tends to be a more prolific, but less predictable channel sand. Production from Moxa Arch wells, particularly from the Frontier formation, tends to be long-lived, with 25 to 30 year reserve lives not uncommon.

     Through 1996, the Company had participated in 186 gross (55 net) wells in this field with 118 Frontier wells, 14 Dakota wells and 44 dual completions (both Frontier and Dakota completed). Average net production for the first half of 1997 was approximately 24.4 MMcfe per day. Forty-seven of the Company's wells drilled in 1992 qualified for the Section 29 Tax Credit of approximately $0.59 per Mcf, which is attributable to all qualified production from these wells through 2002.

     Beginning in the middle of 1994, the Company substantially reduced the rate at which it participated in new Moxa Arch wells. This reduction was primarily due to: (i) Rocky Mountain gas prices which, on both an absolute and relative basis, experienced a substantial decline in 1994 through late 1996, but which recovered in late 1996 and early 1997, and (ii) the Bureau of Land Management ("BLM") which required all operators to perform an environmental impact study ("EIS") along a portion of the Moxa Arch. In March 1997, the BLM issued its record of decision. In concluding its review of the EIS, the BLM has authorized the drilling of approximately 700 natural gas wells in the Moxa Arch, subject to review of certain air quality components. In May 1997, the Company re-commenced drilling operations in the Moxa Arch Trend and plans to utilize 2-3 rigs to drill 30+ locations in 1997. See "-- Regulation -- Environmental Regulation."

     Green River, Wind River and Big Horn Basins. Effective November 1, 1996, the Company entered into a joint development agreement with Andex Partners and Andover Partners to conduct exploratory operations in the Green River and Wind River Basins of Wyoming. Under the agreement, the Company will spend a minimum of $20 million on seismic, leasing and exploratory activities through December 31, 2001 and will initially earn rights to a 50% interest in approximately 300,000 net acres. At July 31, 1997, four exploratory wells on the acreage were drilling and two exploratory wells were in the completion phase. Three of the wells are operated by UPR and three are operated by Yates Petroleum Corporation ("Yates").

     Effective December 31, 1996, the Company entered into two joint development agreements with Snyder Oil Company ("SOCO") pursuant to which the Company acquired or has the right to acquire a 50% interest in 87,321 net acres in the Wind River Basin of Wyoming and 110,859 net acres in the Big Horn Basin of Wyoming. Under such agreements, SOCO will be the operator. In June 1997, the initial well in the Big Horn Basin tested at the rate of 400 Mcfe per day and is currently being evaluated. The Tribal #46, the initial well on the Company's Wind River acreage, was completed in August 1997 and initially produced in excess of 3.5 MMcf per day.

     In June 1997, the Company entered into a participation agreement with Tom Brown Inc. ("Tom Brown") and Andover Partners covering an approximate one million acre AMI in the Big Horn Basin and acquired an interest in an initial 100,000 gross (25,000 net) acres.

     The Company expects to participate in a series of exploratory wells in these Basins with UPR, SOCO, Tom Brown and Yates serving as primary operators. These wells will target multiple formations, the most prevalent of which is the Frontier formation. If initial results are successful, these projects hold the potential for multi-well developmental drilling programs for the Company over the next several years.

  Texas

     Giddings Field. Approximately 45% of the Company's estimated proved reserves at December 31, 1996 were located in the Giddings Field of east central Texas, principally in Grimes, Washington and Fayette Counties. The Giddings Field is one of the most actively drilled oil and gas fields in the United States. The primary producing zone in the Giddings Field is the Austin Chalk, a fractured carbonate formation that has been highly conducive to the application of horizontal drilling technology. The Austin Chalk formation is encountered in this field at depths believed by the Company to range between approximately 7,000 and 17,000 feet.

     The Company first acquired interests in the Giddings Field in September 1992. During the first half of 1997, average net production from this field was approximately 108 MMcfe per day. Through June 30, 1997, the Company had drilled 248 gross (85.3 net) wells in this field and continues to control approximately 315,000 gross undeveloped acres in this area. The Company currently divides the Giddings Field into three prospect areas: (i) Navasota River, primarily in Grimes County; (ii) Independence, primarily in Washington County; and, (iii) River Bend, primarily in Fayette County. The Company expects to be drilling new wells in the Giddings Field for the foreseeable future in addition to re-entering older wells to drill additional laterals. Currently, a majority of the Company's interests in this field are held pursuant to agreements with and operated by Chesapeake Energy Corporation ("Chesapeake") and, to a lesser extent, UPR. The Company serves as operator in the River Bend prospect area.

     The Company believes that its success in the Giddings Field is attributable to three principal factors: (i) continued technological advances in horizontal drilling have significantly lowered finding and development costs in the field;
(ii) the geological setting of the deeper downdip areas of the field has created more extensive fracturing than in other areas of the Texas Austin Chalk Trend; and, (iii) the Company's acquisition program in cooperation with other operators has permitted the creation of larger spacing units, thus reducing possible competition for reserves from offsetting wells. As a result of these factors, the Company's deeper downdip wells have, on average, produced greater reserves per well than average wells in other areas of the Texas Austin Chalk Trend.

     The majority of the Company's acreage in the Giddings Field was classified as a tight sands reservoir by the Texas Railroad Commission. Wells spud between June 1989 and September 1996 are exempt from the 7.5% state severance tax on natural gas through August 2001. See "--Texas Severance Tax Abatement."

     Gulf Coast. In March 1996, the Company entered into an exploration agreement with Edge Petroleum Corporation ("Edge") pursuant to which the parties expect to jointly conduct a series of 3-D seismic programs covering potentially up to 750 square miles onshore in the Gulf Coast region of Texas. Under the program, Edge and the Company initiated the first 50+ square mile 3-D seismic shoots targeting the shallower Frio formation and potentially larger reserves in the deeper Wilcox and Yegua formations. Edge will be operator of any shallow zone wells drilled under the program and under certain circumstances the Company will operate prospects targeting deeper zones. At June 30, 1997, Belco and Edge had acquired seismic options on approximately 35,000 gross acres. As of July 31, 1997, three Frio wells have been drilled based on the evaluations of the initial 3-D seismic shoot, with two successful tests. The Company plans to participate in additional Frio wells and Wilcox and Yegua prospects later this year.

  Louisiana -- Austin Chalk Trend

     The Louisiana Austin Chalk Trend is an extension of the 200-mile long Austin Chalk Trend of Texas and represents a continuation of the Company's exploration and development activities using deep-well horizontal drilling technology. In December 1994, OXY announced the completion of a single lateral horizontal Austin Chalk discovery in the Masters Creek area of central Louisiana, approximately 200 miles east of the Company's activities in the Giddings Field.

     Since 1994, more than two and one-half million acres have been leased in the Louisiana Austin Chalk Trend by industry participants including the Company, UPR, Chesapeake, OXY and Sonat, Inc. Currently, approximately 30 rigs are drilling in the Louisiana Austin Chalk Trend, including two rigs operated by the Company. Recent drilling results for the Company include the Turner 22#1 well, a dual lateral horizontal well, which was placed on production in late May and as of August 1, 1997 has produced in excess of 200,000 barrels of oil and 310 MMcf of gas. At June 30, 1997, the Company owned or had the right to acquire approximately 345,000 net acres in this trend, representing a net investment of approximately $38 million.

     In order to further develop its large acreage position, in December 1996 the Company entered into two AMIs with UPR covering approximately 93,000 combined net acres in Avoyelles, Evangeline, Rapides and St. Landry Parishes, and one AMI with OXY covering approximately 24,000 combined net acres in St. Landry Parish. These AMIs, which provide for a sharing of costs and benefits as well as operations in each such area, allow the Company to expedite the exploration and development of its acreage position and gain the benefits of shared expertise with two leading industry partners and experienced horizontal players. Wells are now drilling in each of the UPR AMIs with operations scheduled to commence in the OXY AMI in September 1997. In May 1997, the Company created an additional AMI with OXY by selling additional fractional interests in approximately 29,500 net acres to OXY for $11.8 million, realizing a substantial gain on this transaction, which gain is applied to reduce the Company's property pooled. The Company also retained a small royalty interest on such acreage.

  Michigan -- Central Basin

     In June 1996, the Company entered into an exploration program with two private oil and gas companies pursuant to which the Company acquired a 35% interest in approximately 220,000 net acres in the Central Basin of Michigan and obtained the option to acquire an additional undivided 15% of such acreage following the completion of a multi-well test program. By June 30, 1997, the Company had accumulated interests, including the foregoing, in a total of approximately 422,100 gross and 159,396 net acres in this Basin.

     The initial objectives of this play are thin gas-bearing sands at depths ranging from approximately 8,000 to 10,000 feet. In addition, shallower oil zones are expected to be tested in the Company's 1997 drilling program.

     In late 1996, the Company began operations on an initial test program covering different portions of this large acreage position. Each of these vertical wells target one or more formations with long-lived reserves anticipated. At June 30, 1997, the Company had participated in eight wells with three successful wells, three wells waiting on completion or further evaluation and two unsuccessful wells. While per well recoveries are expected to be modest, lower drilling costs and premium pricing to NYMEX create the potential for overall attractive economics.

ACREAGE

     The following table sets forth, as of December 31, 1996, the gross and net acres that the Company owns, controls or has the right to acquire interests in both developed and undeveloped acreage. Developed acreage refers to acreage within producing units and undeveloped acreage refers to acreage that has not been placed in producing units. "Gross" acres refers to the total number of acres in which the Company owns a working interest. "Net" acres refers to gross acres multiplied by the Company's fractional working interest. As of June 30, 1997, the Company had increased its developed acreage to 191,246 gross (68,017 net) acres and its undeveloped acreage to 2,792,625 gross (1,264,941 net) acres.

                                                      DEVELOPED          UNDEVELOPED(1)
                                                   ----------------   ---------------------
                                                    GROSS     NET       GROSS        NET
                                                   -------   ------   ---------   ---------
Rocky Mountains:
  Green River Basin..............................       --       --     553,001     150,435
  Moxa Arch Trend................................   25,737   14,290      33,822      19,755
  Wind River Basin...............................       --       --      57,923      28,459
  Big Horn Basin.................................       --       --     119,034      55,431
  Denver-Julesburg Basin.........................       --       --     217,811     131,032
Texas:
  Giddings Field.................................  129,422   40,812     313,500     152,538
  Gulf Coast.....................................      428      214      35,172      17,720
Louisiana:
  Austin Chalk Trend.............................      960      960     459,427     364,605
Michigan:
  Central Basin..................................       --       --     395,023     144,847
Oklahoma:
  Golden Trend...................................   11,680    1,686       3,278         983
                                                   -------   ------   ---------   ---------
  Totals.........................................  168,227   57,962   2,187,991   1,065,805
                                                   =======   ======   =========   =========

---------------

(1) Leases covering approximately half of the undeveloped acreage will expire within the next five years. However, the Company expects to evaluate this acreage prior to its expiration. The Company's leases generally provide that the leases will continue past their primary terms if oil or gas in commercial quantities is being produced from a well on such leases.

POTENTIAL DRILLING LOCATIONS

     The following table sets forth as of June 30, 1997, the number of potential drilling locations identified by the Company.

Rocky Mountains.............................................  390
Texas.......................................................  125
Louisiana...................................................  120
Michigan....................................................  120
Oklahoma....................................................    8
                                                              ---
          Totals............................................  763
                                                              ===

DRILLING ACTIVITY

     The following table sets forth the wells participated in by the Company during the periods indicated. In the table, "gross" refers to the total wells in which the Company has a working interest, and "net" refers to gross wells multiplied by the Company's working interest therein.

                                               YEAR ENDED DECEMBER 31,                SIX MONTHS
                                    ---------------------------------------------   ENDED JUNE 30,
                                        1994            1995           1996(1)          1997(2)
                                    -------------   -------------   -------------   ---------------
                                    GROSS    NET    GROSS    NET    GROSS    NET    GROSS      NET
                                    -----    ----   -----    ----   -----    ----   ------    -----
Development:
  Productive......................  82.0     21.0   84.0     24.0   64.0(3)  23.0    25.0       9.9
  Non-productive..................   0.0      0.0    6.0      1.2    2.0      0.8     5.0       2.8
                                    ----     ----   ----     ----   ----     ----    ----      ----
          Total...................  82.0     21.0   90.0     25.2   66.0     23.8    30.0      12.7
                                    ====     ====   ====     ====   ====     ====    ====      ====
Exploratory:
  Productive......................   5.0      1.2    5.0      1.9   10.0      7.9     8.0       7.3
  Non-productive..................   0.0      0.0    2.0      0.3    3.0      2.4     8.0       4.5
                                    ----     ----   ----     ----   ----     ----    ----      ----
          Total...................   5.0      1.2    7.0      2.2   13.0     10.3    16.0      11.8
                                    ====     ====   ====     ====   ====     ====    ====      ====

---------------

(1) Does not include 16.0 gross (8.9 net) wells being drilled at December 31, 1996.

(2) Does not include 13.0 gross (6.9 net) wells being drilled at June 30, 1997.

(3) Includes three gross oil and gas wells with multiple completions. Wells with multiple completions are counted only once for purposes of the above table.

VOLUMES, REVENUE, PRICES AND PRODUCTION COSTS

     The following table sets forth certain information regarding the production volumes, revenue, average prices received and average production costs associated with the Company's sale of oil and natural gas for the periods indicated.

                                                                     SIX MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,          JUNE 30,
                                      ----------------------------   -----------------
                                       1994      1995       1996      1996      1997
                                      -------   -------   --------   -------   -------
Net Production Data:
  Oil (MBbl)........................      691       961        794       414       453
  Gas (MMcf)........................   17,482    37,047     51,289    26,787    25,100
  Gas equivalent (MMcfe)............   21,628    42,813     56,053    29,271    27,818
Oil and Gas Sales ($ in 000's)(1)...  $40,362   $68,767   $119,710   $56,646   $62,578
Average Sales Price (Unhedged):
  Oil ($ per Bbl)...................  $ 16.48   $ 17.35   $  21.30   $ 19.93   $ 20.49
  Gas ($ per Mcf)...................  $  1.67   $  1.42   $   2.00   $  1.81   $  2.12
Costs ($ per Mcfe):
  Oil and gas operating expenses....  $  0.25   $  0.14   $   0.14   $  0.13   $  0.16
  General and administrative........  $  0.10   $  0.06   $   0.06   $  0.06   $  0.06
  Depreciation, depletion and
     amortization of oil and gas
     properties.....................  $  0.65   $  0.64   $   0.73   $  0.66   $  0.78

---------------

(1) Oil and gas sales exclude results related to commodity price risk management activities reported separately.

DEVELOPMENT, EXPLORATION AND ACQUISITION EXPENDITURES

     The following table sets forth certain information regarding the costs incurred by the Company in its development, exploration and acquisition activities during the periods indicated.

                                                 YEAR ENDED DECEMBER 31,         SIX MONTHS
                                              ------------------------------        ENDED
                                               1994       1995        1996      JUNE 30, 1997
                                              -------    -------    --------    -------------
                                                              (IN THOUSANDS)
Development Costs...........................  $39,587    $54,451    $ 50,433       $29,442
Exploration Costs...........................    1,727      2,382      17,444        22,148
Acquisition Costs:
  Unproved properties.......................   10,916     13,643      64,530        18,227
  Proved properties.........................       --         --       9,871         1,876
Capitalized Interest........................       --        911         434            --
                                              -------    -------    --------       -------
          Total.............................  $52,230    $71,387    $142,712       $71,693
                                              =======    =======    ========       =======

OIL AND GAS RESERVES

     The Company engaged Miller and Lents to estimate the Company's net proved reserves, projected future production, estimated future net revenue attributable to its proved reserves, and the present value of such estimated future net revenue as of December 31, 1996. Miller and Lents' estimates were based upon a review of production histories and other geologic, economic, ownership and engineering data provided by the Company. In estimating the reserve quantities that are economically recoverable, Miller and Lents used selling prices and estimated development and production costs that were in effect during December 1996 without giving effect to hedging activities. In accordance with requirements of the Commission, no price or cost escalation or de-escalation was considered by Miller and Lents. Based upon the Miller and Lents Report, the Company has calculated estimated future net revenues to give effect to the impact of oil and gas commodity hedges, which are set forth in footnote (5) to the following table.

     Horizontal completions are relatively new and, therefore, reserve estimates for such wells are inherently less certain than estimates of reserves from wells completed utilizing traditional methods having longer production histories. This lack of operating history also prevents reservoir engineers from estimating reserves based on production and pressure performance methods. Reserves assigned to these properties were necessarily based on analogy with older wells producing from the same horizons. Reserve estimates based on analogy are less precise than estimates based on volumetric calculations or analysis of production and pressure performance.

     The table below sets forth information as of December 31, 1996, with respect to the Company's estimated net proved reserves as estimated by Miller and Lents. The present value of estimated future net revenue shown is not intended to represent the current market value of the estimated oil and gas reserves owned by the Company.

                                                        PROVED           PROVED
                                                     DEVELOPED(1)   UNDEVELOPED(2)(3)   TOTAL(3)
                                                     ------------   -----------------   --------
                                                               (DOLLARS IN THOUSANDS)
Estimated Proved Reserves:
  Oil and condensate (MMBbls)......................         2.1              1.2             3.3
  Gas (Bcf)(4).....................................       184.9            100.1           285.0
  Gas equivalents (Bcfe)...........................       197.3            107.7           305.0
Estimated Future Net Revenue Before
  Income Taxes(5)..................................    $559,131         $248,958        $808,089
Present Value of Estimated Future Net Revenue
  Before Income Taxes (Discounted at 10% Per
  Annum)(5)........................................    $336,247         $134,332        $470,579

---------------

(1) Proved developed reserves are proved reserves which are expected to be recovered from existing wells with existing equipment and operating methods.

(2) Proved undeveloped reserves are proved reserves which are expected to be recovered from new wells drilled to known reservoirs on undrilled acreage for which the existence and recoverability of such reserves can be estimated with reasonable certainty or from existing wells where a relatively major expenditure is required to establish production.

(3) Includes approximately 11 Bcfe of proved undeveloped reserves subject to a participation right owned by third party investors in the Company's Moxa Arch Drilling Programs.

(4) Includes natural gas liquids.

(5) Estimated future net revenue before income taxes represents estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices at year-end 1996, which were $3.68 per Mcf of gas and $25.13 per barrel of oil without giving effect to commodities price risk management related activities. At December 31, 1996, the estimated future net revenue before income taxes and the present value of such estimated future net revenue before income taxes related to such activities were ($60,760) and ($55,151), respectively (based on oil and gas prices in effect at December 31, 1996), which amounts have not been deducted from estimated future net revenue before income taxes and its present value as shown above. If such amounts were deducted, estimated future net revenue before income taxes would equal $498,372 (Proved Developed) and $747,330 (Total) and present values of such estimated future net revenues before income taxes would equal $281,198 (Proved Developed) and $415,530 (Total). The amounts shown are in thousands and do not give effect to non-property related expenses, such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization. See Note 13 to Notes to Consolidated Financial Statements.

     The prices used in calculating the estimated future net revenue attributable to proved reserves do not necessarily reflect market prices for oil and gas production subsequent to December 31, 1996. There can be no assurance that all of the proved reserves will be produced and sold within the periods indicated, that the assumed prices will actually be realized for such production or that existing contracts will be honored or judicially enforced.

     With respect to the interests described in Note (3) above, the Company's actual interests may differ from such assumed interests as a result of Moxa Arch Program investor's determination to participate in offset wells under applicable participation agreements.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. The reserve data set forth herein represents only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimates, and such revisions may be material. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered. Furthermore, the estimated future net revenue from proved reserves and the present value thereof are based upon certain assumptions, including prices, future production levels and costs, that may not prove correct over time. Predictions about prices and future production levels are subject to great uncertainty, and this is particularly true as to proved undeveloped reserves, which are inherently less certain than proved developed reserves and which comprise a significant portion of the Company's proved reserves. See "Risk Factors."

PRODUCTIVE WELL SUMMARY

     The following table sets forth the Company's ownership in productive wells at December 31, 1996. Gross oil and gas wells include three with multiple completions. Wells with multiple completions are counted only once for purposes of the following table. Production from various formations in wells without multiple completions is commingled.

                                                              PRODUCTIVE WELLS
                                                              ----------------
                                                              GROSS       NET
                                                              -----      -----
Gas.........................................................  386.0      105.9
Oil.........................................................   31.0       14.0
                                                              -----      -----
          Total.............................................  417.0      119.9
                                                              =====      =====

MARKETING

     There are a variety of factors which affect the market for oil and natural gas, including the extent of domestic production and imports of oil and gas, the proximity and capacity of natural gas pipelines and other transportation facilities, demand for oil and gas, the marketing of competitive fuels and the effects of state and federal regulations of oil and gas production and sales. The Company has not experienced any difficulties in marketing its oil or gas. The oil and gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual customers.

     Although the Company seeks to moderate the impact of price volatility through its commodity price risk management activities, the Company remains subject to price fluctuations for natural gas sold in the spot market due primarily to seasonality of demand and other factors beyond the Company's control. Domestic oil prices generally follow worldwide oil prices, which are subject to price fluctuations resulting from changes in world supply and demand.

PRODUCTION SALES CONTRACTS

     In Wyoming, the Company sells all of its natural gas, natural gas liquids and condensate from its Moxa Arch Wells under a market sensitive long term sales contract with Amoco Energy Trading Corporation (the "Amoco Gas Contract"). The price payable to the Company under the Amoco Gas Contract for the gas is the Northwest Pipeline Rocky Mountain Index, plus $0.03 per MMBtu, less fuel charges and gathering fees and adjusted for Btu content. The Amoco Gas Contract expires on January 1, 1999. The Amoco Gas Contract can be extended by the Company for an additional three year term.

     All of the Company's current Wyoming oil and condensate production is sold at market related prices pursuant to an option held by Amoco.

     The Company's Moxa Arch wells are subject to various gathering agreements with third parties including, as to wells drilled under the Amoco Farmout Agreement in the Wilson Ranch, Seven Mile Gulch and Bruff areas, a Gas Gathering and Processing Agreement dated March 20, 1992 with Northwest Pipeline. Gathering fees under this agreement are presently $0.065 per MMBtu, subject to indexed escalation, and fuel charges of 0.5%. Gathering fees and fuel charges in the Cow Hollow/Shute Creek areas are similar to those under the Amoco Gas Contract.

     In Texas, Louisiana and Oklahoma, the Company sells its gas to purchasers under percentage of proceeds or index-based contracts. Under the percentage of proceeds contract, the Company receives a fixed percentage of the resale price received by the purchaser for sales of residue gas and natural gas liquids recovered after gathering and processing the Company's gas. The Company receives between 85% and 92% of the proceeds from residue gas sales and from 85% to 90% of the proceeds from natural gas liquids sales received by the Company's purchasers when the products are resold. The residue gas and natural gas liquids sold by these purchasers are sold primarily based on spot market prices. The revenue received by the Company from the sale of natural gas liquids is included in natural gas sales. Under indexed-based contracts, the Company receives for its gas at the wellhead a price per MMBtu tied to indexes published in Inside FERC or Gas Daily, subject in most cases to a discount to the relevant index in lieu of a gathering fee.

     All of the Company's Texas, Louisiana and Oklahoma oil production is sold under market sensitive or spot price contracts to various purchasers.

     Sales to individual customers constituting 10% or more of total oil and gas sales in 1996 were made to Aquila Southwest Pipeline (37%), GPM Gas Corporation (31%) and Amoco Gas Trading Corp. (10%).

     Management believes that the loss of any of the above customers would not have a material adverse effect on the Company's results of operations or its financial position.

PRICE RISK MANAGEMENT TRANSACTIONS

  Commodity Price Risk Management

     With the objective of achieving more predictable revenues and cash flows and reducing the exposure to fluctuations in gas and oil prices, the Company has entered into price risk management transactions of various types with respect to both natural gas and oil, as described below. While the use of these arrangements limits the downside risk of adverse price movements, it may also limit future revenues from favorable price movements. The Company had entered into price risk management transactions with respect to a substantial portion of its production for 1996 and 1997 and with respect to lesser portions of its estimated production for 1998 and significantly less for 1999. The Company continues to evaluate whether to enter into additional such transactions for 1997 and future years. In addition, the Company may determine from time to time to terminate its then existing hedging and other risk management positions.

     All of the Company's price risk management transactions are carried out in the over-the-counter market and not on the NYMEX, with financial counterparties having at least an investment grade credit rating. All of these transactions provide solely for financial settlements relating to closing prices on the NYMEX.

     The following is a summary of the types of price risk management transactions in effect as of December 31, 1996.

     Swaps. Since all of the Company's natural gas and oil is sold on "floating" or market related prices, the Company has entered into financial swap transactions which convert a floating price into a fixed price for a future month. For any particular swap transaction, the counterparty is required to make a payment to the Company in the event that the NYMEX Reference Price for any settlement period is less than the swap price for such hedge, and the Company is required to make a payment to the counterparty in the event that the NYMEX Reference Price for any settlement period is greater than the swap price for such hedge.

     Reverse Swaps. When the Company determines it desires to reduce the amount of swaps because of an assumed favorable outlook for prices it enters into a reverse swap. Under such a transaction the role of the Company and the role of the counterparty are reversed.

     Collars. A collar provides for an average floor price and an average ceiling price. For any particular collar transaction, the counterparty is required to make a payment to the Company if the average NYMEX Reference Price for the reference period is below the floor price for such transaction, and the Company is required to make payment to the counterparty if the average NYMEX Reference Price is above the ceiling price for such transaction.

     Options, Puts and Straddles. When the Company believes that it receives a sufficiently high cash premium (or other consideration) for granting the counterparty a call or put option, it may enter into such a transaction. If the Company sold a $23.00 call on oil for $0.40 a barrel in a given month and prices averaged $22.00 a barrel for such month, the Company would receive a net realization per barrel of $22.40 ($22.00 plus the $0.40 premium). However, if for that month the price of oil averaged $25.00 per barrel, the Company would receive a net realization of $23.40 (the call price, $23.00, plus $0.40). The Company regards this as a prudent transaction under certain circumstances provided that the Company always has more physical production for the periods involved than its related aggregate risk management transactions. The transactions described in this paragraph are required to be marked to market as to the value of these transactions on the last day of the accounting period to which such statement relates.

     Basis Swaps. Since a substantial portion of the Company's natural gas is sold under spot contracts with reference to Houston Ship Channel prices and the Company's price risk management transactions are based on the NYMEX Reference Price relating to gas delivered to Henry Hub, Louisiana, the Company has entered into basis swaps that require the counterparty to make a payment to the Company in the event that the average NYMEX Reference Price per MMBtu for gas delivered to Henry Hub, Louisiana for a reference period exceeds the average price for MMBtu for gas delivered at the Houston Ship Channel for such reference period by more than a stated differential, and requires the Company to make a payment to the counterparty in the event that the NYMEX Reference Price for Henry Hub exceeds the price for Houston Ship Channel gas by less than the stated differential (or in the event that the Houston Ship Channel price exceeds the Henry Hub price). The Company also sells Wyoming gas at prices based on the Northwest Pipeline Rocky Mountain Index (an index of prices for gas delivered at various delivery points on the Northwest Pipeline in the Northern Rocky Mountain
area) and has entered into basis swaps that requires the counterparty to make a payment to the Company in the event that the average NYMEX Reference Price per MMBtu for gas delivered at Henry Hub, Louisiana for a reference period exceeds the stated differential or to have the Company pay to the counterparty if it is less than the stated differential (or if the Northwest Pipeline Rocky Mountain index price is greater than the NYMEX reference price).

     The result of all of these transactions with respect to 1996 and the open positions for both natural gas and oil with respect to future years (primarily 1997 and 1998) are set forth in detail in Footnote 6 to the Consolidated Financial Statements.

     Certain of the Company's price risk management transactions were previously covered by guarantees of, and certain other collateral from Robert A. Belfer. Subsequent to the Company's initial public offering, all such guarantees have been terminated and all such collateral has been returned.

TEXAS SEVERANCE TAX ABATEMENT

     Production from natural gas wells that have been certified as tight formations or deep wells by the Texas Railroad Commission ("high cost gas wells") and that were spudded or completed during the period from June 16, 1989 to September 1, 1996 qualify for an exemption from the 7.5% severance tax in Texas on natural gas and natural gas liquids produced by such wells prior to August 31, 2001. The natural gas production from wells drilled on certain of the Company's properties in the Austin Chalk area qualify for this tax exemption. In addition, high cost gas wells that are spudded or completed during the period from September 1, 1996 to August 31, 2002 are entitled to receive a severance tax reduction upon obtaining a high cost gas certification from the Texas Railroad Commission within 180 days after first production. The tax reduction is based on a formula composed of the statewide "median" (as determined by the State of Texas from producer reports) and the producer's actual drilling and completion costs. More expensive wells will receive a greater amount of tax credit. This tax rate reduction remains in effect for 10 years or until the aggregate tax credits received equal 50% of the total drilling and completion costs.

LOUISIANA SEVERANCE TAX ABATEMENTS

     A five-year exemption from severance tax applies to production from oil and gas wells that are returned to service after having been inactive for two or more years or having 30 days or less of production during the past two years. An application must be made to the Louisiana Department of Natural Resources before commencement of production during the period beginning July 31, 1994, and ending June 30, 1998. Upon certification, the five-year exemption period begins from the date of the application.

     All severance tax is suspended for 24 months or until payout of the well cost is achieved, whichever occurs first, on any horizontally drilled well or recompletion well from which production commences after July 31, 1994. The term "horizontal drilling" means high angle drilling of bore holes with 50 to 3,000 plus feet of lateral penetration through productive reservoirs, and "horizontal recompletion" means horizontal drilling in an existing well bore.

     Production of natural gas, gas condensate and oil from any well drilled to a true vertical depth of more than 15,000 feet and where production starts after July 31, 1994, is exempt from severance tax for 24 months or until payout of the well cost, whichever occurs first. The exemption applies to production from any depth in the wellbore.

     Currently, the Louisiana severance tax rate on oil is 12.5% of gross value and the severance tax on gas is 7.7 cents per Mcf. Only one of the severance tax exemptions discussed above may be taken on a particular well. The Company anticipates that a substantial portion of its current and future Louisiana wells will qualify for one of the two exemptions discussed above.

SECTION 29 TAX CREDIT

     The natural gas production from wells drilled on certain of the Company's properties in the Moxa Arch Trend and Golden Trend Field qualifies for the
Section 29 Tax Credit. The Section 29 Tax Credit is an income tax credit against regular federal income tax liability with respect to sales of the Company's production of natural gas produced from tight gas sand formations, subject to a number of limitations. Fuels qualifying for the Section 29 Tax Credit must be produced from a well drilled or a facility placed in service after November 5, 1990 and before January 1, 1993, and be sold before January 1, 2003.

     The basic credit, which is currently approximately $0.52 per MMbtu of natural gas produced from tight sand reservoirs and approximately $1.03 per MMbtu of natural gas produced from Devonian Shale, is computed by reference to the price of crude oil and is phased out as the price of oil exceeds $23.50 in 1979 dollars (as adjusted for inflation) with complete phaseout if such price exceeds $29.50 in 1979 dollars (as adjusted for inflation). Under this formula, the commencement of phaseout would be triggered if the average price for crude oil rose above approximately $45 per Bbl in current dollars. The Company generated approximately $0.9 million of Section 29 Tax Credits in 1996. The
Section 29 Tax Credit may not be credited against the alternative minimum tax, but under certain circumstances may be carried over and applied against regular tax liability in future years. Therefore, no assurances can be given that the Company's Section 29 Tax Credits will reduce its federal income tax liability in any particular year.

REGULATION

     The oil and gas industry is extensively regulated by federal, state and local authorities. In particular, oil and gas production operations and economics are affected by price controls, environmental protection statutes and regulations, tax statutes and other laws relating to the petroleum industry, as well as changes in such laws, changing administrative regulations and the interpretations and application of such laws, rules and regulations. In October 1992, comprehensive national energy legislation was enacted which focuses on electric power, renewable energy sources and conservation. This legislation, among other things, guarantees equal treatment of domestic and imported natural gas supplies, mandates expanded use of natural gas and other alternative fuel vehicles, funds natural gas research and development, permits continued offshore drilling and use of natural gas for electric generation and adopts various conservation measures designed to reduce consumption of imported oil. The legislation may be viewed as generally intended to encourage the development and use of natural gas. Oil and gas industry legislation and agency regulation are under constant review for amendment and expansion for a variety of political, economic and other reasons.

     Regulation of Natural Gas and Oil Exploration and Production. The Company's operations are subject to various types of regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used in connection with operations. The Company's operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the density of wells which may be drilled in and the unitization or pooling of oil and gas properties. In this regard, some states (such as Oklahoma) allow the forced pooling or integration of tracts to facilitate exploration while other states (such as Texas) rely on voluntary pooling of lands and leases. In areas where pooling is voluntary, it may be more difficult to form units and, therefore, more difficult to develop a project if the operator owns less than 100% of the leasehold. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements regarding the ratability of production. The effect of these regulations may limit the amount of oil and gas the Company can produce from its wells and may limit the number of wells or the locations at which the Company can drill. The regulatory burden on the oil and gas industry increases the Company's costs of doing business and, consequently, affects its profitability. Inasmuch as such laws and regulations are frequently expanded, amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such regulations.

     The Company has operations located on federal oil and gas leases, which are administered by the MMS. Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the Outer Continental Shelf Lands Act ("OCSLA") (which are subject to change by the MMS). For offshore operations, lessees must obtain MMS approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency (the "EPA")), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the OCS to meet stringent engineering and construction specifications. The MMS proposed additional safety-related regulations concerning the design and operating procedures for OCS production platforms and pipelines. These proposed regulations were withdrawn pending further discussions among interested federal agencies. The MMS also has regulations restricting the flaring or venting of natural gas, liquid hydrocarbons and oil without prior authorization. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that bonds or other surety can be obtained in all cases. Under certain circumstances, the MMS may require Company operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect the Company's financial condition and operations.

     The MMS issued a notice of proposed rulemaking in which it proposed to amend its regulations governing the calculation of royalties and the valuation of crude oil produced from federal leases. The proposed rule would modify the valuation procedures for both arm's length and non-arm's length crude oil transactions to decrease reliance on posted prices and assign a value to crude oil that better reflects market value, establish a new MMS form for collecting value differential data and amend the valuation procedure for the sale of federal royalty oil. The Company cannot predict at this stage of the rulemaking proceeding how it might be affected by this amendment to the MMS regulations.

     In April 1997, after two years of study, the MMS withdrew proposed changes to the way it values natural gas for royalty payments. These proposed changes would have established an alternative market-based method to calculate royalties on certain natural gas sold to affiliates or pursuant to non-arm's length sales contracts.

     Natural Gas and Oil Marketing and Transportation. Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 (the "NGPA") and the regulations promulgated thereunder by the Federal Energy Regulatory Commission (the "FERC"). In the past, the federal government has regulated the prices at which oil and gas could be sold. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA. In 1989, the Natural Gas Wellhead Decontrol Act was enacted. This act amended the NGPA to remove both price and non-price controls from natural gas sold in "first sales" as of January 1, 1993. While sales by producers of natural gas and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future.

     Several major regulatory changes have been implemented by the FERC from 1985 to the present that affect the economics of natural gas production, transportation and sales. In addition, the FERC continues to promulgate revisions to various aspects of the rules and regulations affecting those segments of the natural gas industry, most notably interstate natural gas transmission companies, which remain subject to the FERC's jurisdiction. These initiatives may also affect the intrastate transportation of gas under certain circumstances. The stated purposes of many of these regulatory changes is to promote competition among the various sectors of the gas industry. The ultimate impact of these complex and overlapping rules and regulations, many of which are repeatedly subjected to judicial challenge and interpretation, cannot be predicted.

     Commencing in April 1992, the FERC issued Order Nos. 636, 636-A, 636-B and 636-C (collectively, "Order No. 636"), which, among other things, require interstate pipelines to "restructure" to provide transportation separate, or "unbundled," from the pipelines' sales of gas. Also, Order No. 636 requires pipelines to provide open-access transportation on a basis that is equal for all gas supplies. Order No. 636 has been implemented as a result of FERC orders in individual pipeline service restructuring proceedings. In many instances, the result of the Order No. 636 and related initiatives have been to substantially reduce or bring to an end the interstate pipelines' traditional roles as wholesalers of natural gas in favor of providing only storage and transportation services. The FERC has issued final orders in virtually all pipeline restructuring proceedings, and has completed a series of one year reviews to determine whether refinements are required regarding individual pipeline implementations of Order No. 636.

     Although Order No. 636 does not directly regulate natural gas producers such as the Company, the FERC has stated that Order No. 636 is intended to foster increased competition within all phases of the natural gas industry. It is unclear what impact, if any, increased competition within the natural gas industry under Order No. 636 will have on the Company and its natural gas marketing efforts. The United States Court of Appeals for the District of Columbia Circuit (the "Court") recently issued its decision in the appeals of Order No. 636. The Court largely upheld the basic tenets of Order No. 636, including the requirements that interstate pipelines "unbundle" their sales of gas from transportation and that pipelines provide open-access transportation on a basis that is equal for all gas suppliers. The Court remanded several relatively narrow issues for further explanation by the FERC. In doing so, the Court made it clear that the FERC's existing rules on the remanded issues would remain in effect pending further consideration. The Company believes that the issues remanded for further action do not appear to materially affect it. The United States Supreme Court has decided not to review the Court's decision regarding Order No. 636. In February 1997, the FERC issued Order No. 636-C, its order on remand from the Court. Order 636-C is currently pending on rehearing before the FERC. Although Order No. 636 could provide the Company with additional market access and more fairly applied transportation service rates, terms and conditions, it could also subject the Company to more restrictive pipeline imbalance tolerances and greater penalties for violations of those tolerances. The Company does not believe, however, that it will be affected by any action taken with respect to Order No. 636 materially differently than other natural gas producers and marketers with which it competes.

     The FERC has issued a statement of policy and a request for comments concerning alternatives to its traditional cost-of-service rate making methodology. This policy statement articulates the criteria that the FERC will use to evaluate proposals to charge market-based rates for the transportation of natural gas. The policy statement also provides that the FERC will consider proposals for negotiated rates for individual shippers of natural gas, so long as a cost-of-service-based rate is available as a recourse rate. A number of pipelines have obtained FERC authorization to charge negotiated rates. The FERC also has requested comments on whether it should allow gas pipelines the flexibility to negotiate the terms and conditions of transportation service with prospective shippers. The Company cannot predict what further action the FERC will take on these matters, however, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers and marketers with which it competes.

     The FERC has announced its intention to reexamine certain of its transportation-related policies, including the manner in which interstate pipeline shippers may release interstate pipeline capacity under Order No. 636 for resale in the secondary market. While any resulting FERC action would affect the Company only indirectly, the FERC's current rules and policies may have the effect of enhancing competition in natural gas markets by, among other things, encouraging non-producer natural gas marketers to engage in certain purchase and sale transactions. The Company cannot predict what action the FERC will take on these matters, nor can it accurately predict whether the FERC's actions will achieve the goal of increasing competition in markets in which the Company's natural gas is sold. However, the Company does not believe that it will be affected by any action taken materially differently than other natural gas producers and marketers with which it competes.

     The FERC has issued a policy statement on how interstate natural gas pipelines can recover the costs of new pipeline facilities. While the FERC's policy statement on new construction cost recovery affects the Company only indirectly, in its present form, the new policy should enhance competition in natural gas markets and facilitate construction of gas supply laterals. The FERC has denied requests for rehearing of this policy statement. The FERC has issued numerous orders approving the spin-down or spin-off by interstate pipelines of their gathering facilities. A "spin-off" is a FERC-approved sale of gathering facilities to a non-affiliate. A "spin-down" is a transfer of gathering facilities to an affiliate. These approvals were given despite the strong protests of a number of producers concerned that any diminution in FERC's oversight of interstate pipeline-related gathering services might result in a denial of open access or otherwise enhance the pipeline's monopoly power. The FERC's lead decision in this area has been largely affirmed by an appellate court. While the FERC has stated that it will retain limited jurisdiction over such gathering facilities and will hear complaints concerning any denial of access, it is unclear what effect the FERC's gathering policy will have on producers such as the Company and the Company cannot predict what further action the FERC will take on these matters. One possible result of the FERC's actions may be increased state regulatory oversight of gathering.

     Commencing in October 1993, the FERC issued a series of rules (Order Nos. 561 and 561-A) establishing an indexing system under which oil pipelines will be able to change their transportation rates, subject to prescribed ceiling levels. The indexing system, which allows or may require pipelines to make rate changes to track changes in the Producer Price Index for Finished Goods, minus one percent, became effective January 1, 1995. The FERC's decision in this matter was recently affirmed by the Court.

The Company is not able at this time to predict the effects of Order Nos. 561 and 561-A, if any, on the transportation costs associated with oil production from the Company's oil producing operations.

     Additional proposals and proceedings that might affect the oil and gas industry are pending before the FERC and the courts. The Company cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by the FERC will continue indefinitely. Notwithstanding the foregoing, the Company does not anticipate that compliance with existing federal, state and local laws, rules and regulations will have a material or significantly adverse effect upon the capital expenditures, earnings or competitive position of the Company.

     Environmental Regulation. Activities of the Company with respect to the exploration, development and production of oil and natural gas are subject to stringent environmental regulation by state and federal authorities including the EPA. Such regulation has increased the cost of planning, designing, drilling, operating and in some instances, abandoning wells. In most instances, the regulatory requirements relate to the handling and disposal of drilling and production waste products and waste created by water and air pollution control procedures. Although the Company believes that compliance with existing environmental regulations will not have a material adverse effect on operations or earnings, the risks of substantial costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities, including civil and criminal penalties, will not be incurred. Moreover, it is possible that other developments, such as stricter environmental laws and regulations, and claims for damages to property or persons resulting from the Company's operations could result in substantial costs and liabilities to the Company.

     The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. These persons include the owner and operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances released at such site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

     The Company generates wastes, including hazardous wastes, that are subject to the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The EPA and various state agencies have limited the approved methods of disposal for certain hazardous and nonhazardous wastes. Furthermore, it is possible that certain wastes generated by the Company's oil and natural gas operations that are currently exempt from treatment as "hazardous wastes" may in the future be designated as "hazardous wastes" under RCRA or other applicable statutes and therefore be subject to more rigorous and costly operating and disposal requirements.

     The Company currently owns or leases, and has in the past owned or leased, numerous properties that for many years have been used for the exploration and production of oil and gas. Although the Company has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company or on or under other locations where such wastes have been taken for disposal. In addition, many of these properties have been owned or operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under the Company's control. These properties and the wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under such laws, the Company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination by prior owners or operators) or to perform remedial plugging operations to prevent future contamination.

     The Oil Pollution Act of 1990 (the "OPA") amends certain provisions of the Federal Water Pollution Control Act of 1972, commonly referred to as the Clean Water Act ("CWA") and other statutes as they pertain to the prevention of and response to oil spills into navigable waters. The OPA subjects owners and operators of facilities to strict joint and several liability for all containment and cleanup costs and certain other public and private damages arising from a spill, including, but not limited to, the costs of responding to a release of oil to surface waters. OPA establishes a liability limit for onshore facilities of $350 million and for offshore facilities, all removal costs plus $75 million, however, a party cannot take advantage of liability limits if the spill is caused by gross negligence or willful misconduct or resulted from a violation of a federal safety, construction or operating regulation. If a party fails to report a spill or cooperate in the cleanup, liability limits likewise do not apply. The CWA provides penalties for any discharges of petroleum product in reportable quantities and imposes substantial liability for the costs of removing a spill. State laws for the control of water pollution also provide varying civil and criminal penalties and liabilities in the case of releases of petroleum or its derivatives into surface waters or into the ground. Federal regulations under the CWA and OPA require certain owners or operators of facilities that store or otherwise handle oil, such as the Company, to prepare and implement spill prevention, control and countermeasure plans and facility response plans relating to the possible discharge of oil into surface waters. In addition, the CWA and analogous state laws require permits to be obtained to authorize discharges into surface waters or to construct facilities in wetland areas. With respect to certain of its operations, the Company is required to maintain such permits or meet general permit requirements. In 1992, the EPA adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group permit or seek coverage under an EPA general permit. The Company believes that it is in substantial compliance with the requirements of the CWA and OPA and that any non-compliance would not have a material adverse effect on the Company.

     In April of 1994, the Bureau of Land Management directed that an EIS be performed along a portion of the Moxa Arch area of Wyoming. The final EIS was completed in June of 1996. In March of 1997, the BLM issued its record of decision relating to this EIS. During the pendency of the EIS and record of decision, regulatory approval to drill wells in the affected area was difficult to obtain. The BLM's record of decision authorized the drilling of approximately 700 natural gas wells in the Moxa Arch, subject to review of certain air quality components. The Company believes that drilling activity will now resume, albeit subject to the record of decision.

OPERATING HAZARDS AND INSURANCE

     Oil and gas drilling and production activities are subject to numerous risks, many of which are beyond the Company's control. These risks include the risk that no commercially productive oil or natural gas reservoirs will be encountered, that operations may be curtailed, delayed or canceled as a result of title problems, weather conditions, compliance with governmental requirements, mechanical difficulties or shortages or delays in the delivery of equipment and that the availability or capacity of gathering systems, pipelines or processing facilities may limit the Company's ability to market its production. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs.

     In addition, the Company's properties may be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. Industry operating risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Additionally, the Company's oil and gas operations are located in an area that is subject to tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production.

     The MMS requires lessees of OCS properties to post performance bonds in connection with the plugging and abandonment of wells located offshore and the removal of all production facilities. The Company has posted an area wide bond meeting MMS requirements and has obtained additional supplemental bonding on its offshore leases as required by the MMS.

     The Company maintains customary oil and gas related third party liability coverage, which it must renew annually, that insures the Company against certain sudden and accidental risks associated with drilling, completing and operating its wells. There can be no assurance that this insurance will be adequate to cover any losses or exposure to liability or that the Company will be able to renew its coverage annually. The Company and its subsidiaries carry workers' compensation insurance in all states in which they operate. While the Company believes this coverage is customary in the industry, it does not provide complete coverage against all operating risks.

TITLE TO PROPERTIES

     Title to properties is subject to royalty, overriding royalty, carried, net profits, working and other similar interests and contractual arrangements customary in the oil and gas industry, to liens for current taxes not yet due and to other encumbrances. As is customary in the industry in the case of undeveloped properties, little investigation of record title is made at the time of acquisition (other than a preliminary review of local records). Investigations, including a title opinion of local counsel, are generally made before commencement of drilling operations. To the extent title opinions or other investigations reflect title defects, the Company, rather than the seller of the undeveloped property, is typically responsible to cure any such title defects at its expense. If the Company were unable to remedy or cure title defect of a nature such that it would not be prudent to commence drilling operations on the property, the Company could suffer a loss of its entire investment in the property. From time to time the Company's title to oil and gas properties is challenged through legal proceedings. Under the terms of certain of the Company's joint development, participation and farmout agreements, the Company's interest (other than interests acquired through holding of leasehold interests prior to spudding of the well) in each well is conveyed to the Company upon the successful completion of the well or satisfaction of other conditions.

EMPLOYEES

     As of June 30, 1997, the Company had 73 full time employees, none of whom is represented by organized labor unions. The Company considers its employee relations to be good.

LEGAL PROCEEDINGS

     The Company is not a party to any material pending legal proceedings, other than ordinary routine litigation incidental to its business that management believes would not have a material adverse effect on its financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name, age and position of each of the Company's executive officers and directors:

                 NAME                AGE                          POSITION
                 ----                ---                          --------
    Robert A. Belfer...............  62    Chairman of the Board and Chief Executive Officer
    Laurence D. Belfer.............  31    Director, President and Chief Operating Officer
    Philip A. Epstein..............  41    Senior Financial and Legal Advisor and General Counsel
    Dominick J. Golio..............  51    Vice President -- Financial, Chief Financial Officer
                                           and Treasurer
    Shiv K. Sharma.................  55    Senior Vice President -- Engineering
    Mel Fife.......................  46    Vice President -- Business Development
    Gary Hampton...................  41    Vice President -- Exploration -- Eastern Region
    Steven L. Mueller..............  44    Vice President -- Exploration -- Western Region
    M. Bradford Moody..............  38    Vice President -- Legal and Land
    George A. Sheffer..............  45    Vice President -- Operations
    Graham Allison.................  57    Director
    Daniel C. Arnold...............  67    Director
    Alan D. Berlin.................  57    Director
    Jack Saltz.....................  66    Director
    Georgiana Sheldon-Sharp........  73    Director

     Robert A. Belfer, Chairman of the Board and Chief Executive Officer of the Company. Mr. Belfer began his career at Belco Petroleum Corporation in 1958 and became Executive Vice President in 1964, President in 1965 and Chairman of the Board in 1984. BPC was an independent oil and gas producer in the United States and abroad, which went public in 1959. It was one of the largest independent oil and gas companies in the United States and was included in Fortune's listing of the 500 largest industrial companies in the United States prior to merging with InterNorth, Inc. (now Enron Corp.) in 1983. Following the merger, Mr. Belfer became Chief Operating Officer of BelNorth Petroleum Corp., a combination of oil and gas producing operations of BPC and InterNorth. He resigned from his position with InterNorth in 1986 and pursued personal investments in oil and gas and other industries. In April 1992, Mr. Belfer founded the Company. In addition to his position at the Company, Mr. Belfer serves on the boards of Enron, EOTT Energy Corp., and NAC Re Corporation. Mr. Belfer received his undergraduate degree from Columbia College (A.B. 1955) and a law degree from the Harvard Law School (J.D. 1958).

     Laurence D. Belfer, Director, President and Chief Operating Officer of the Company. Mr. Belfer joined the Company as Vice President in September 1992. He was promoted to Executive Vice President in May 1995 and Chief Operating Officer in December 1995. He is a founder and Chairman of Harvest Management, Inc., a money management firm. Mr. Belfer graduated from Harvard University (B.A. 1988) and from Columbia Law School (J.D. 1992).

     Philip A. Epstein, Senior Financial and Legal Advisor and General Counsel of the Company. Mr. Epstein began his career as a corporate associate with the New York City law firms of Kaye, Scholer, Fierman, Hays & Handler (1984-1987) and Fried, Frank, Harris, Shriver & Jacobson (1988-1991), specializing in mergers and acquisitions and corporate finance. Mr. Epstein joined the Belfer family in 1991 as Investment Counsel, assuming the founding positions of Executive Vice President, General Counsel and Secretary of the Company in April 1992. Mr. Epstein resigned from these positions in December 1992 but continues to serve as Senior Financial and Legal Advisor and General Counsel to the Company and to the Belfer family. Mr. Epstein received an undergraduate degree from the University of

Chicago (B.A. 1978), graduate degree in Politics and Economics from Oxford University (M.A. Oxon 1981) and his law degree from Northwestern University of Law (J.D. 1984).

     Dominick J. Golio, Vice President -- Finance, Chief Financial Officer and Treasurer of the Company. Mr. Golio began his career at the New York City office of Arthur Andersen & Co. in 1972. In 1975, he joined Case, Pomeroy & Company and Felmont Oil Corporation, its publicly traded affiliate, where he rose to the position of Vice President Finance. Mr. Golio left Felmont in 1987 following a merger between Felmont and Homestake Mining Company. He served as Vice President Finance and Administration at both AEG Corporation, the U.S. electronics subsidiary of Daimler-Benz North America, until 1991 and at Millmaster Onyx Group, Inc. until September 1993 at which time he joined the Company. Mr. Golio is a Certified Public Accountant (NY). He holds undergraduate and graduate degrees from Pace University (B.B.A. Accounting, 1972, M.B.A. -- Taxation,
1978).

     Shiv K. Sharma, Senior Vice President -- Engineering of the Company. Mr. Sharma began his career in 1967 as a Reservoir Engineer with Shell Oil Company. In 1970, he joined BPC as a reservoir engineer and was subsequently elected to Vice President and Senior Vice President of Engineering, a position he held until his departure from that company in 1988. From 1988 to 1992, Mr. Sharma worked as a petroleum consultant for several New York companies. He served as a director and consultant to the Company commencing April 1992 and was elected to his present position in April 1994. Mr. Sharma received his degrees in petroleum technology from the Indian School of Mines (B.S. 1963) and petroleum engineering from Stanford University (M.S. 1966).

     Mel Fife, Vice President -- Business Developments of the Company. Mr. Fife began his career in 1979 as an Independent Landman working for various companies. Mr. Fife joined Union Pacific Resources Company in 1988 and served as a Landman until 1994. He joined the Company in November 1995 as Land Manager and was promoted to Vice President -- Land in January 1997. Mr. Fife has 18 years of extensive experience in all phases of land in the oil and gas industry. Mr. Fife is a graduate of Dallas Christian College (1979) from which he received a Bachelor of Science Degree and attended Emory University's Divinity Program (1978-1979).

     Gary Hampton, Vice President -- Exploration -- Eastern Region of the Company. Mr. Hampton began his career in 1978 as a Reservoir Geologist for Texas Eastern (now PanEnergy). Mr. Hampton joined Champlin (currently UPR) in 1980 as a geologist and remained there until 1984. Mr. Hampton spent the next two years with Clayton Williams Energy generating prospects and developing acreage plays. In 1986, he became an independent consultant geologist providing geological assessments to the energy and environmental industry. Mr. Hampton rejoined Clayton Williams Energy in 1989 as the geologist responsible for, among other programs, geological planning associated with the company's Austin Chalk development program resulting in over 100 horizontal wells drilled in the Austin Chalk, Buda and Georgetown formations. Mr. Hampton was named Exploration Manager at Clayton Williams where he remained until February 1995, at which time he joined the Company as Manager -- Geology. Mr. Hampton was promoted to Vice President -- Exploration in January 1996 and renamed Vice
President -- Exploration -- Eastern Division in October 1996. He received a B.S. in Geology from the University of Southern Mississippi in 1978.

     M. Bradford Moody, Vice President -- Legal and Land. Mr. Moody began his career in 1983 as an Associate with Akin, Gump, Strauss, Hauer & Feld in Washington D.C., specializing in energy law. In 1988, he joined Pennzoil Company as an Attorney, and later Senior Attorney, specializing in oil and gas law. He remained at Pennzoil Company until 1996, at which time he joined Belco as Senior Attorney. In August 1997, Mr. Moody was named Vice President -- Legal and Land of the Company. Mr. Moody received his undergraduate degree from Rice University (B.A. Economics 1980) and also attended Richmond College in London, England (1978-79). He received his law degree from the University of Texas School of Law (J.D. 1983).

     Steven L. Mueller, Vice President -- Exploration -- Western Region of the Company. Mr. Mueller began his career in 1975 as a Geological Engineer at Tenneco Oil, Lafayette. He advanced at Tenneco Oil, Lafayette to Senior Geological Engineer in 1979, Project Geological Engineer in 1980 and Division Geological Engineer in the later part of 1980. Mr. Mueller relocated to San Antonio, Texas in 1985 where he maintained the title of Division Geological Engineer at Tenneco Oil but had the responsibility of reorganizing and then supervising an 18 member geological engineering group. Mr. Mueller was then promoted to Division Exploration Manager in 1987. In 1988 Mr. Mueller joined Fina Oil in Houston, Texas as Exploration Manager of South Louisiana and in 1992 he joined American Exploration in Houston, Texas as Exploitation Vice President. He was with American Exploration until October of 1996 when he joined the Company. Mr. Mueller has over 21 years experience in exploring for and exploiting oil and gas fields both onshore and offshore and an expertise in 3-D Seismic, mapping, log analysis and risk management. He holds a BS in Geological Engineering from the Colorado School of Mines (1975).

     George A. Sheffer, Vice President -- Operations of the Company. Mr. Sheffer began his career in 1974 at Chevron USA where he served in the capacities of Reservoir Engineer, Drilling Representative and Production Engineer. Mr. Sheffer went on to serve in various engineering management positions with Meridian Oil and its predecessor Southland Royalty Company from 1979 to 1992. He joined the Company as Senior Petroleum Engineer in May 1994 after spending two years at Mearsk Energy, Inc. as Drilling Manager. He was promoted to Vice
President -- Operations at the Company in November 1994. Mr. Sheffer has more than 20 years of diverse experience in all phases of petroleum engineering and operations management in the domestic oil and gas industry. Mr. Sheffer has specialized in horizontal drilling since 1987 in Oklahoma and Texas. He has extensive experience in the entire Austin Chalk Trend from South Texas to the Louisiana Border. Mr. Sheffer is a graduate of Pennsylvania State University
(1974) from which he received a degree in Petroleum and Natural Gas Engineering.

     Graham Allison, Director of the Company. Dr. Allison is the Douglas Dillon Professor of Government and the Director of the Center for Science and International Affairs at Harvard University. Until March 1994, he served as Assistant Secretary of Defense for Policy and Plans and continues to serve as Special Advisor to the Secretary of Defense. From 1977 to 1989, Dr. Allison was Dean of Harvard's John F. Kennedy School of Government. He was a founding member of the Trilateral Commission and a Director of the Council on Foreign Relations. He also formerly served as a Director of the Getty Oil Company, New England Securities and the Taubman Companies.

     Daniel C. Arnold, Director of the Company. Mr. Arnold practiced law with the firm of Vinson & Elkins L.L.P. in Houston, Texas from 1953 until 1983. From January 1983 through April 1988, Mr. Arnold served as a Director, and as President and later Chairman of First City Bancorporation of Texas, Inc. Mr. Arnold held a number of positions, including serving as Chairman of the Board and Chief Executive Officer of Farm & Home Financial Corporation and its wholly owned subsidiary, Farm and Home Savings Association from February 1989 to April 1991. Currently, Mr. Arnold serves as Director of the Parkway Company and U.S. Physical Therapy, Inc. and is engaged primarily in managing personal investments.

     Alan D. Berlin, Director of the Company. Mr. Berlin is a partner in the law firm of Aitken Irvin Lewin Berlin Vrooman & Cohn, LLP where he specializes in international energy matters, taxation and corporate law. For over five years prior to joining the firm in 1995, he was engaged in the private practice of law. Mr. Berlin was a special consultant to the United Nations Department of Technical Cooperation for Development and the Center for Transnational Corporations (1989-1994). Mr. Berlin has been appointed an Honorary Associate of the Centre for Petroleum and Mineral Law and Policy at the University of Dundee, Scotland, and is a member of the Association of International Petroleum Negotiators. Mr. Berlin was employed in various positions with BPC from 1977 to 1985 with his last position being President of BPC Peru.

     Jack Saltz, Director of the Company. Mr. Saltz is a private investor in oil and gas, real estate development and other industries. He is President of OTS Corp., a real estate development company and Chairman of Crown Funding Corp., a mortgage brokerage firm. He is also President of Highpro Corp., a firm that invests in oil and gas exploration projects. Mr. Saltz was a major stockholder of BPC and served BPC in many capacities including Director and Senior Vice President.

     Georgiana Sheldon-Sharp, Director of the Company. Ms. Sheldon-Sharp has over 30 years of experience in the executive and legislative branches of the federal government, as well as politics and private business. Her areas of expertise include defense, foreign affairs and fossil and nuclear energy. She served as Acting Chairman and Commissioner of the FERC from 1977 to 1985 and served on the Board of Directors of Enron from 1985 to 1993. Ms. Sheldon-Sharp currently serves on the Board of Trustees of Keuka College and the Federal Woman's Award, Inc. and is a member of the Executive Committee of the United States Energy Association World Energy Conference.

                         CERTAIN AFFILIATE TRANSACTIONS

     Set forth below is a description of certain transactions entered into between the Company and certain of its officers, directors and shareholders.

     The Company has entered into a substantial portion of its natural gas and crude oil commodity swap agreements and option agreements with Enron Capital & Trade Resources Corp. ("ECT"), a subsidiary of Enron. Mr. Robert A. Belfer is a member of the Board of Directors of Enron. These agreements were entered into in the ordinary course of business of the Company and are on terms that the Company believes are no less favorable than the terms of similar arrangements with third parties. Pursuant to the terms of these agreements ECT paid to the Company a net amount of approximately $5.243 million with respect to 1996. The amount of future payments (as well as whether payments will be made by the Company to ECT or vice versa) is affected by fluctuations in energy commodity prices. The Company believes that it and ECT will continue to enter into similar arrangements throughout 1997.

     The Company sells, from time to time, liquid products to ECT on a competitive basis. In addition, the Company entered into a six-month crude contract with EOTT Energy Corp. ("EOTT"), of which Mr. Robert A. Belfer is a director, pursuant to which the Company is paid a designated posted price plus a premium.

     In 1995 the Company engaged Midway Partners LLC ("Midway") to serve as advisor to the Company regarding certain financial matters including the initial public offering of the Company's Common Stock (the "IPO"). Philip A. Epstein, the Senior Financial and Legal Advisor and General Counsel of the Company, is one of two managing partners and principals of Midway. In connection with such engagement, the Company paid Midway an advisory fee of $50,000. Following consummation of the IPO, in April 1996 the Company paid Midway an additional amount of $200,000. The total fees payable to Midway were calculated as the lesser of $250,000 or 0.25% of the transaction value. The Company believes that the terms of the Midway fee arrangement compare favorably to the terms which might have been available from a non-affiliated party.

     In December 1995 the Company acquired an interest in the East Texas Cotton Valley Reef Play. During 1996, the Company drilled one dry hole, conducted a 3-D seismic survey and subsequently relinquished its interest in the prospect. The Company expended approximately $7.9 million on the East Texas Cotton Valley Reef Play. Daniel C. Arnold, a Director of the Company, is the managing partner of partnerships that are investors in the entity which sold the Company its interest in the East Texas Cotton Valley Reef Play.

     The Company's executive offices are leased from its Chairman and $250,000 was paid under such lease in 1996. Lease expense for the Company's executive offices for the period from inception through 1995 was paid by the Chairman, with no reimbursement. The Company has recorded an office space and service expense and a corresponding capital contribution of approximately $250,000 and $200,000 for the periods ended December 31, 1995 and 1994, respectively, based on an estimated allocation of space occupied. The Company's remaining commitment related to the office space and service charge is $250,000 per year through 1999. Management believes the fee compares favorably to the terms which might have been available from a non-affiliated party.

     Additionally, from inception through March 31, 1996, the Company's Chairman did not draw any compensation from the Company. The Company has recorded salary and benefits expense and a corresponding capital contribution of $150,000 for each of the periods ended December 31, 1995 and 1994, based on estimates of time devoted to the Company and using expected 1996 compensation. In 1996, the Chairman commenced receiving compensation.

     Certain officers and employees of the Company have loans outstanding to the Company. These loans were made to enable such persons to finance their purchase of interests in oil and gas properties prior to the IPO. As part of the IPO such persons were issued shares of Common Stock in exchange for their interests pursuant to the Combination. The loans remain outstanding and are secured by certain of such shares of Common Stock. The loans have been modified to provide for final maturity after three years from the date of the Combination, which occurred on March 29, 1996, and all outstanding principal will be due at such date. The loans may be prepaid at any time at the option of the borrower. Each borrower will have the option of repaying such loan in cash or with shares of Common Stock. If a borrower chooses to repay with Common Stock, the shares to be used for such purpose will be valued based on the then fair market value of the Common Stock. The interest rate on each of the loans is at the prime rate, as announced from time to time, of The Chase Manhattan Bank. Interest will accrue during the first two years of such loans but the payment of interest will not be required during such period. After such two year period, cash payments of interest will be required quarterly until the loan is repaid. The officers of the Company who have received such loans, and the principal amounts of their loans plus accrued interest as applicable as of December 31, 1996 are as follows: Dominick J. Golio -- $256,923.00, Shiv K. Sharma -- $411,028.00, and George Sheffer -- $106,775.00.

     The officers of the Company have other business positions that they will continue to pursue independent of the Company; however, none of these interests are related to the oil and gas business of the Company.

         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

     The table below sets forth as of August 1, 1997 (i) the name of each person known by management to own beneficially more than 5% of the Company's outstanding Common Stock, the number of shares beneficially owned by each such shareholder and the percentage of outstanding shares owned and (ii) the number and percentage of outstanding shares of Common Stock beneficially owned by each of the Company's directors and executive officers and by all directors and executive officers of the Company as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to such shares.

     The Company knows of no one who beneficially owns in excess of five percent of a class of the Company's Common Stock except as set forth in the table below.

                                                               NUMBER OF     PERCENT OF
                  NAME OF BENEFICIAL OWNER                     SHARES(1)       CLASS
                  ------------------------                    -----------    ----------
Robert A. Belfer(2).........................................   12,267,165      38.85%
Renee E. Belfer(3)..........................................    5,882,179      18.62%
Laurence D. Belfer(4).......................................    2,674,296       8.46%
Jack Saltz(5)(6)(9).........................................    2,042,828       6.47%
Saltz Investment Group......................................    1,924,248       6.09%
Robert A. Belfer 1983 Grantor Trust.........................    1,642,040       5.20%
Shiv K. Sharma(7)...........................................      284,054       *
Philip A. Epstein(7)........................................      219,419       *
Dominick J. Golio(7)(8).....................................      108,212       *
Graham Allison(9)...........................................       21,000       *
Daniel C. Arnold(9)(10).....................................       22,000       *
Alan D. Berlin(9)...........................................        2,500       *
Georgiana Sheldon-Sharp(9)..................................        2,000       *
All directors and executive officers as a group(11).........   17,742,317      56.08%

---------------

  *  Less than 1%

 (1) Under the regulations of the Commission, shares are deemed to be "beneficially owned" by a person if he or she directly or indirectly has or shares the power to vote or dispose of such shares, whether or not he or she has any pecuniary interest in such shares, or if he or she has the right to acquire the power to vote or dispose of such shares within 60 days, including any right to acquire such power through the exercise of any option, warrant or right.

 (2) Does not include shares owned by Robert A. Belfer's spouse, children or trusts of which his children or grandchildren are beneficiaries, totaling 10,091,079 shares, of which he disclaims beneficial ownership. Includes 200,000 shares held by Robert A. Belfer as Trustee of the Robert A. and Renee E. Belfer Family Foundation of which he disclaims beneficial ownership.

 (3) Renee E. Belfer is the spouse of Robert A. Belfer and mother of Laurence D. Belfer. Includes 1,510,338 shares held by trusts of which Renee E. Belfer is sole trustee and the beneficiaries of which are her children. Includes 1,642,040 shares held by the Robert A. Belfer 1983 Grantor Trust of which Renee E. Belfer is co-trustee and has shared voting and investment power.

 (4) Includes (i) 557,674 shares held by a trust of which Laurence D. Belfer is sole trustee and the beneficiaries of which are Laurence D. Belfer and his two sisters and (ii) options to purchase 12,000 shares of Common Stock.

 (5) Includes 1,924,248 shares held by Saltz Investment Group, LLC, a limited liability company of which Mr. Saltz is sole managing director.

 (6) Does not include 259,644 shares held by trusts of which Mr. Saltz's wife is trustee and the beneficiaries of which are his children, and of which he disclaims beneficial ownership.

 (7) Includes options to purchase 6,000 shares of Common Stock.

 (8) Does not include 6,150 shares owned by Dominick J. Golio's spouse and children, of which he disclaims beneficial ownership.

 (9) Includes options to purchase 1,000 shares of Common Stock.

(10) Does not include 5,000 shares owned by Mr. Arnold's spouse, of which he disclaims beneficial ownership. Includes 20,000 shares owned by two limited partnerships of which Mr. Arnold is the Managing General Partner and has shared voting and investment power.

(11) Does not include 6,152,853 shares owned by the spouses of the directors and officers as a group. If included, the total number of shares owned by the directors and officers as a group would be 23,881,170 which would constitute 75.61% of the class of stock.

                               THE EXCHANGE OFFER

GENERAL

     In connection with the sale of the Old Notes, the purchasers thereof became entitled to the benefits of certain registration rights under the Registration Rights Agreement. The Exchange Notes are being offered hereunder in order to satisfy the obligations of the Company under the Registration Rights Agreement. See "Exchange and Registration Rights Agreement."

     For each $1,000 principal amount of Old Notes surrendered to the Company pursuant to the Exchange Offer, the holder of such Old Notes will receive $1,000 principal amount of Exchange Notes. Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept all Old Notes properly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer in integral multiples of $1,000 principal amount.

     Under existing interpretations of the staff of the SEC, including Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13, 1989), the Morgan Stanley Letter and Mary Kay Cosmetics, Inc., SEC No-Action Letter (available June 5, 1991), the Company believes that the Exchange Notes would in general be freely transferable after the Exchange Offer without further registration under the Securities Act by the respective holders thereof (other than a "Restricted Holder," being (i) a broker-dealer who purchased Old Notes exchanged for such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder is not participating in, and has no arrangement with any person to participate in, the distribution (within the meaning of the Securities Act) of such Exchange Notes. Eligible holders wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes could not rely on the interpretation by the staff of the SEC enunciated in the Morgan Stanley Letter and similar no-action letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

     Each holder of Old Notes who wishes to exchange Old Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including that (i) it is neither an affiliate of the Company nor a broker-dealer tendering Old Notes acquired directly from the Company for its own account, (ii) any Exchange Notes to be received by it are being acquired in the ordinary course of its business and (iii) it is not participating in, and it has no arrangement with any person to participate in, the distribution (within the meaning of the Securities Act) of the Exchange Notes. In addition, in connection with any resales of Exchange Notes, any broker-dealer (a "Participating Broker-Dealer") who acquired Old Notes for its own account as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The staff of the SEC has taken the position in no-action letters issued to third parties including Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of Old Notes) with this Prospectus, as it may be amended or supplemented from time to time. Under the Registration Rights Agreement, the Company is required to allow Participating Broker-Dealers to use this Prospectus, as it may be amended or supplemented from time to time, in connection with the resale of such Exchange Notes. See "Plan of Distribution."

     The Exchange Offer shall be deemed to have been consummated upon the earlier to occur of (i) the Company having exchanged Exchange Notes for all outstanding Old Notes (other than Old Notes held by a Restricted Holder) pursuant to the Exchange Offer and (ii) the Company having exchanged, pursuant to the Exchange Offer, Exchange Notes for all Old Notes that have been tendered and not withdrawn on the date that is 30 days following the commencement of the Exchange Offer. In such event, holders of Old Notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act.

     As of the date of this Prospectus, $150,000,000 aggregate principal amount of Old Notes are issued and outstanding. In connection with the issuance of the Old Notes, the Company arranged for the Old Notes to be eligible for trading in the Private Offering, Resale and Trading through Automated Linkages (PORTAL) Market, the National Association of Securities Dealers' screen based, automated market trading of securities eligible for resale under Rule 144A.

     The Company shall be deemed to have accepted for exchange validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. See "-- Exchange Agent." The Exchange Agent will act as agent for the tendering holders of Old Notes for the purpose of receiving Exchange Notes from the Company and delivering Exchange Notes to such holders. If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date. Holders of Old Notes who tender in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See "-- Fees and Expenses."

     This Prospectus, together with the accompanying Letter of Transmittal, is being sent to all registered holders as of the date of this Prospectus.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The term "Expiration Date" shall mean             , 1997 unless the
Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended. In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the record holders of Old Notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcement may state that the Company is extending the Exchange Offer for a specified period of time. The Company reserves the right
(i) to delay acceptance of any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer and to refuse to accept Old Notes not previously accepted, if any of the conditions set forth herein under "-- Termination" shall have occurred and shall not have been waived by the Company (if permitted to be waived by the Company), by giving oral or written notice of such delay, extension or termination to the Exchange Agent, and (ii) to amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the holders of the Old Notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Old Notes of such amendment. Without limiting the manner in which the Company may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE EXCHANGE NOTES

     The Exchange Notes will bear interest payable semi-annually on March 15 and September 15 of each year, commencing March 15, 1998. Holders of Exchange Notes of record on March 1, 1998 will receive interest on March 15, 1998 from the date of issuance of the Exchange Notes, plus an amount equal to the accrued interest on the Old Notes from the date of issuance of the Old Notes, September 23, 1997, to the date of exchange thereof. Consequently, assuming the Exchange Offer is consummated prior to the record date in respect of the March 15, 1998 interest payment for the Old Notes, holders who exchange their Old Notes for Exchange Notes will receive the same interest payment on March 15, 1998 that they would have received had they not accepted the Exchange Offer. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes.

PROCEDURES FOR TENDERING

     To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, or an Agent's Message, together with the Old Notes and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. In addition, either (i) the certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent along with an Agent's Message prior to the Expiration Date or
(iii) the Holder must comply with the guaranteed delivery procedures described below. The tender by a holder of Old Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. Delivery of all documents must be made to the Exchange Agent at its address set forth herein. Holders may also request that their respective brokers, dealers, commercial banks, trust companies or nominees effect such tender for such holders.

     The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering Old Notes which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that the Company may enforce such agreement against such participant.

     The method of delivery of Old Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No Letter of Transmittal or Old Notes should be sent to the Company. Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. The term "holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed stock power from the registered holder.

     Any beneficial holder whose Old Notes are registered in the name of such holder's broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on behalf of the registered holder. If such beneficial holder wishes to tender directly, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time. If the Letter of Transmittal is signed by the record holder(s) of the Old Notes tendered thereby, the signature must correspond with the name(s) written on the face of the Old Notes without alteration, enlargement or any change whatsoever. If the Letter of Transmittal is signed by a participant in Depositary Trust Company ("DTC"), the signature must correspond with the name as it appears on the security position listing as the holder of the Old Notes. Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder (or by a participant in DTC whose name appears on a security position listing as the owner) who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal and the Exchange Notes are being issued directly to such registered holder (or deposited into the participant's account at DTC) or (ii) for the account of an Eligible Institution. If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the Old Notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the Old Notes. If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

     A tender will be deemed to have been received as of the date when the tendering holder's duly signed Letter of Transmittal accompanied by Old Notes (or a timely confirmation received of a book-entry transfer of Old Notes into the Exchange Agent's account at DTC with an Agent's Message) or a Notice of Guaranteed Delivery from an Eligible Institution is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Old Notes tendered pursuant to a Notice of Guaranteed Delivery by an Eligible Institution will be made only against delivery of the Letter of Transmittal (and any other required documents) and the tendered Old Notes (or a timely confirmation received of a book-entry transfer of Old Notes into the Exchange Agent's account at DTC with an Agent's Message) with the Exchange Agent.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any conditions of the Exchange Offer or defects or irregularities in tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes nor shall any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the Exchange Agent to the tendering holder of such Old Notes unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date. In addition, the Company reserves the right in its sole discretion to (i) purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date, or, as set forth under "-- Termination," to terminate the Exchange Offer and (ii) to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the Exchange Offer.

BOOK-ENTRY TRANSFER

     The Exchange Agent will establish an account with respect to the Old Notes at DTC within two business days after the date of this Prospectus, and any financial institution which is a participant in DTC may make book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account in accordance with DTC's procedure for such transfer. Although delivery of

Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, an Agent's Message must be transmitted to and received by the Exchange Agent on or prior to the Expiration Date at one of its addresses set forth below under "-- Exchange Agent", or the guaranteed delivery procedure described below must be complied with. DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT. All references in this Prospectus to deposit or delivery of Old Notes shall be deemed to include DTC's book-entry delivery method.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Old Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, or who cannot complete the procedure for book-entry transfer on a timely basis and deliver an Agent's Message, may effect a tender if: (i) the tender is made by or through an Eligible Institution; (ii) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the Old Notes, the registration number or numbers of such Old Notes (if applicable), and the total principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal, together with the Old Notes in proper form for transfer (or a confirmation of a book-entry transfer into the Exchange Agent's account at DTC with an Agent's Message) and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and (iii) such properly completed and executed Letter of Transmittal, together with the certificate(s) representing all tendered Old Notes in proper form for transfer (or a confirmation of such a book-entry transfer) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

     The Letter of Transmittal contains, among other things, certain terms and conditions which are summarized below and are part of the Exchange Offer.

     Each holder who participates in the Exchange Offer will be required to represent that any Exchange Notes received by it will be acquired in the ordinary course of its business, that such holder is not participating in, and has no arrangement with any person to participate in, the distribution (within the meaning of the Securities Act) of the Exchange Notes, and that such holder is not a Restricted Holder.

     Old Notes tendered in exchange for Exchange Notes (or a timely confirmation of a book-entry transfer of such Old Notes into the Exchange Agent's account at
DTC) must be received by the Exchange Agent, with the Letter of Transmittal or an Agent's Message and any other required documents, by the Expiration Date or within the time periods set forth above pursuant to a Notice of Guaranteed Delivery from an Eligible Institution. Each holder tendering the Old Notes for exchange sells, assigns and transfers the Old Notes to the Exchange Agent, as agent of the Company, and irrevocably constitutes and appoints the Exchange Agent as the holder's agent and attorney-in-fact to cause the Old Notes to be transferred and exchanged. The holder warrants that it has full power and authority to tender, exchange, sell, assign and transfer the Old Notes and to acquire the Exchange Notes issuable upon the exchange of such tendered Old Notes, that the Exchange Agent, as agent of the Company, will acquire good and unencumbered title to the tendered Old Notes, free and clear of all liens, restrictions, charges and encumbrances, and that the Old Notes tendered for exchange are not subject to any adverse claims when accepted by the Exchange Agent, as agent of the Company. The holder also warrants and agrees that it will, upon request, execute and deliver any additional documents deemed by the Company or the Exchange Agent to be necessary or desirable to complete the exchange, sale, assignment and transfer of the Old Notes. All authority conferred or agreed to be conferred in the Letter of Transmittal by the holder will survive the death, incapacity or dissolution of the holder and any obligation of the holder shall be binding upon the heirs, personal representatives, successors and assigns of such holder.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date, unless previously accepted for exchange. To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the business day prior to the Expiration Date and prior to acceptance for exchange thereof by the Company. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including, if applicable, the registration number or numbers and total principal amount of such Old Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to permit the Trustee with respect to the Old Notes to register the transfer of such Old Notes into the name of the Depositor withdrawing the tender, (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor and (v) if applicable because the Old Notes have been tendered pursuant to the book-entry procedures, specify the name and number of the participant's account at DTC to be credited, if different than that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the Expiration Date.

TERMINATION

     Notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange any Old Notes not theretofore accepted for exchange, and may terminate the Exchange Offer if it determines that the Exchange Offer violates any applicable law or interpretation of the staff of the SEC.

     If the Company determines that it may terminate the Exchange Offer, as set forth above, the Company may (i) refuse to accept any Old Notes and return any Old Notes that have been tendered to the holders thereof, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the Expiration of the Exchange Offer, subject to the rights of such holders of tendered Old Notes to withdraw their tendered Old Notes or (iii) waive such termination event with respect to the Exchange Offer and accept all properly tendered Old Notes that have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, the Company will disclose such change by means of a supplement to this Prospectus that will be distributed to each registered holder of Old Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the Old Notes, if the Exchange Offer would otherwise expire during such period. Holders of Old Notes will have certain rights against the Company under the Registration Rights Agreement should the Company fail to consummate the Exchange Offer.

EXCHANGE AGENT

     The Bank of New York, the trustee under the Indenture, has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and requests for additional copies of this

Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

    By Mail:                                  By Hand or Overnight Courier:
    The Bank of New York                      The Bank of New York
    101 Barclay Street, 7th Floor             101 Barclay Street, 7th Floor
    Reorganization Section                    New York, New York 10286
    New York, New York 10286                  Corporate Trust Services Window
    Attention:                                Ground Level
    Facsimile Transmission: (212)             Attention: Reorganization Section
    Confirm by Telephone: (212)

FEES AND EXPENSES

     The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and regular employees of the Company and its affiliates in person, by telegraph or telephone. The Company will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

     The other expenses incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent and Trustee and accounting and legal fees, will be paid by the Company. The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, Exchange Notes or Old Notes not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

     No gain or loss for accounting purposes will be recognized by the Company upon the consummation of the Exchange Offer. The expenses of the Exchange Offer will be amortized by the Company over the term of the Exchange Notes under generally accepted accounting principles.

                            DESCRIPTION OF THE NOTES

     The Exchange Notes will be issued and the Old Notes were issued under an indenture dated as of September 23, 1997 (the "Indenture") between the Company, as issuer, and The Bank of New York, as trustee (the "Trustee"). A copy of the Indenture is available upon request. The following summary of the material provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Indenture, including the definitions of certain terms contained therein. The definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions."

     The Notes and the Exchange Notes will constitute a single series of debt securities under the Indenture. If the Exchange Offer is consummated, Holders of Notes who do not exchange their Notes for Exchange Notes will vote together with Holders of the Exchange Notes for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the Holders thereunder (including acceleration following an Event of Default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding securities issued under the Indenture. In determining whether Holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the Indenture, any Notes that remain outstanding after the Exchange Offer will be aggregated with the Exchange Notes, and the Holders of such Notes and the Exchange Notes will vote together as a single series for all such purposes. Accordingly, all references herein to specified percentages in aggregate principal amount of the outstanding Notes shall be deemed to mean, at any time after the Exchange Offer is consummated, such percentages in aggregate principal amount of the Notes and the Exchange Notes then outstanding.

GENERAL

     The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to Senior Debt. See "-- Ranking and Subordination." For purposes of this section, the term "Company" means Belco Oil & Gas Corp. As of the date of the Indenture, all of the Company's Significant Subsidiaries will be Restricted Subsidiaries. Under certain circumstances, however, the Company will be able to designate current and future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture. See "-- Certain Covenants."

TERMS OF THE NOTES

     The Notes will be limited in aggregate principal amount to $150 million and will mature on September 15, 2007. Interest on the Notes will accrue at the rate of 8 7/8% per annum and will be payable semi-annually in arrears on March 15 and September 15 of each year, commencing March 15, 1998, to Holders of the Notes of record on the immediately preceding March 1 and September 1. Interest on the Notes will accrue from the most recent date on which interest has been paid or, if no interest has been paid, from the date of original issuance.

     Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the applicable register of Holders of the Notes. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be fully registered as to principal and interest in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

OPTIONAL REDEMPTION

     Except as otherwise described below, the Notes will not be redeemable at the Company's option prior to September 15, 2002. Thereafter, the Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on September 15 of the years indicated below:

                            YEAR                              PERCENTAGE
                            ----                              ----------
2002........................................................   104.438%
2003........................................................   102.958%
2004........................................................   101.479%
2005 and thereafter.........................................   100.000%

     Prior to September 15, 2000, the Company may, at its option, on any one or more occasions, redeem up to 33 1/3% of the original aggregate principal amount of the Notes at a redemption price equal to 108.875% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, with all or a portion of the net proceeds of public sales of common stock of the Company; provided that at least 66 2/3% of the original aggregate principal amount of the Notes remains outstanding immediately after the occurrence of such redemption.

     At any time on or prior to September 15, 2002, the Notes may also be redeemed as a whole at the option of the Company upon the occurrence of a Change of Control (but in no event more than 90 days after the occurrence of such Change of Control) at a redemption price equal to 100% of the principal amount thereof, plus the Applicable Premium as of, and accrued but unpaid interest, if any, to the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

SELECTION AND NOTICE

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if such other Notes are not so listed, on a pro rata basis, by lot or by such method as such Trustee shall deem fair and appropriate; provided that no Note of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of the Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on the Notes or portions of them called for redemption.

RANKING AND SUBORDINATION

     The payment of principal of, premium, if any, and interest on, the Notes and any other payment obligations of the Company in respect of the Notes (including any obligation to repurchase the Notes) will be subordinated in certain circumstances in right of payment, as set forth in the Indenture, to the prior payment in full in cash of all Senior Debt, whether outstanding on the date of the Indenture or thereafter incurred.

     Certain Subsidiaries of the Company may, from time to time, guarantee the Company's obligations under the Notes. See "Limitation on Guarantees of Indebtedness by Restricted Subsidiaries." Payment by a Subsidiary Guarantor pursuant to its Subsidiary Guarantee will be subordinated, as set forth in the Indenture, to the prior payment in full of such Subsidiary's Guarantor Senior Indebtedness.

     Upon any payment or distribution of property or securities to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, or in an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt, whether or not a claim for such interest would be allowed in a proceeding) before the Holders of the Notes will be entitled to receive any payment with respect to the Notes; and until all Obligations with respect to Senior Debt are paid in full, any distribution to which the Holders of the Notes would be entitled shall be made to the holders of Senior Debt (except that Holders of the Notes may receive payments made from the trust described under "-- Legal Defeasance and Covenant Defeasance").

     The Company also may not make any payment (whether by redemption, purchase, retirement, defeasance or otherwise) upon or in respect of the Notes (except from the trust described under "-- Legal Defeasance and Covenant Defeasance") if
(i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt of the Company occurs ("payment default") or (ii) any other default occurs and is continuing with respect to Designated Senior Debt of the Company that permits, or with the giving of notice or passage of time or both (unless cured or waived) will permit, holders of the Designated Senior Debt as to which such default relates to accelerate its maturity ("non-payment default") and (solely with respect to this clause (ii)) the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders (or their representative) of any Designated Senior Debt. A Subsidiary Guarantor will be prohibited from making any payment upon its Subsidiary Guarantee if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt of such Subsidiary Guarantor occurs (a "payment default") or (ii) any other default occurs and is continuing with respect to Designated Senior Debt of such Subsidiary Guarantor that permits or with the giving of notice or passage of time or both (unless cured or waived) will permit holders of the Designated Senior Debt as to which such default related to accelerate its maturity (a "non-payment default") and, with respect to this clause (ii), the Trustee receives a Payment Blockage Notice from the Company, the Subsidiary Guarantor or the holders (or their representative) of any Senior Designated Debt. Cash payments on the Notes or payment under a Subsidiary Guarantee, as the case may be, shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated or a default of the type described in clause (ix) under the caption "Events of Default and Remedies" has occurred and is continuing. No new period of payment blockage may be commenced unless and until 360 days have elapsed since the date of commencement of the payment blockage period resulting from the immediately prior Payment Blockage Notice. No nonpayment default in respect of Designated Senior Debt that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of no less than 90 days.

     The Indenture further requires that the Company promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency of the Company, Holders of the Notes may recover less ratably than creditors of the Company who are holders of Senior Debt. As of June 30, 1997, on a pro forma basis, after giving effect to the application of the net proceeds from the Offering, the Company would have had no Senior Debt outstanding (including no outstanding borrowings under the New Credit Facility), and there would be no senior subordinated debt outstanding (exclusive of the Notes). See "Description of Other Indebtedness." The Indenture will limit, subject to certain financial tests, the amount of additional Indebtedness, including Senior Debt, that the Company and its Subsidiaries can incur. See
"-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock."

MANDATORY REDEMPTION

     Except as set forth below under "-- Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     Upon the occurrence of a Change of Control, each Holder of the Notes will, unless the Company shall have elected to redeem the Notes prior to September 15, 2002, upon a Change of Control as permitted by the third paragraph of "-- Optional Redemption," have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount of the Notes plus accrued and unpaid interest, if any, thereon to the date of purchase (the "Change of Control Payment"). Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offer to repurchase the Notes pursuant to the procedures required by the Indenture and described in such notice on a date no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date").

     On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all the Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee the relevant Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of such Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of the Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each tendering Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Indenture will provide that, prior to complying with the provisions of this covenant, but in any event within 30 days following a Change of Control, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of the Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

     The Company will not be required to make a Change of Control Offer if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of the Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

     In the event that the Company makes an offer to purchase the Notes pursuant to the provisions of this "-- Change of Control" covenant, the Company intends to comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act.

  Asset Sales

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, engage in an Asset Sale unless (i) the Company or the Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Board of Directors or an officer of the Company or such Restricted Subsidiary with responsibility for such transaction, which determination shall be conclusive evidence of compliance with this provision) of the assets or Equity Interests issued or sold or otherwise disposed of; (ii) such Asset Sale complies, to the extent applicable, with the covenants described herein under "Merger, Consolidation, or Sale of Assets" or "Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries," as applicable and
(iii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary from such Asset Sale is in the form of cash, Cash Equivalents, properties and capital assets to be used by the Company or any Restricted Subsidiary in the Oil and Gas Business or oil and gas properties owned or held by another Person which are to be used in the Oil and Gas Business of the Company or its Restricted Subsidiaries, or any combination thereof (collectively the "Cash Consideration"); provided that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability and (y) any non-cash consideration received by the Company or any such Restricted Subsidiary from such transferee that is converted by the Company or such Restricted Subsidiary into cash within 180 days of closing such Asset Sale, shall be deemed to be cash for purposes of this provision (to the extent of the cash received); provided, however, that the Company and its Restricted Subsidiaries may make Asset Sales with a fair market value not exceeding $15 million in the aggregate in any period of twelve calendar months, free from any of the restrictions, requirements or other provisions under this "Asset Sales" section.

     Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option, in any order or combination, (a) to reduce Senior Debt, Guarantor Senior Indebtedness or Pari Passu Indebtedness (provided that, in connection with a reduction of Pari Passu Indebtedness, the Company or such Restricted Subsidiary redeems a pro rata portion of the Notes), (b) to make Permitted Investments, (c) to make investments in interests in other Oil and Gas Businesses, (d) to make capital expenditures in respect of the Company's or its Restricted Subsidiaries' Oil and Gas Business or to purchase long-term assets that are used or useful in the Oil and Gas Business or (e) to repurchase any Notes, as provided below. Pending the final application of any such Net Proceeds, the Company may temporarily reduce Senior Debt that is revolving debt or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied as provided in the first sentence of this paragraph will (after the expiration of the periods specified in this paragraph) be deemed to constitute "Excess Proceeds."

     When the aggregate amount of Excess Proceeds exceeds $15 million, the Company is required to make an offer to all Holders of the Notes and, to the extent required by the terms thereof, to all holders or lenders of Pari Passu Indebtedness (an "Asset Sale Offer") to purchase the maximum principal amount of the Notes and any such Pari Passu Indebtedness to which the Asset Sale Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Indebtedness, as applicable. To the extent that the aggregate principal amount of the Notes and Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of the

Notes surrendered by Holders thereof and other Pari Passu Indebtedness surrendered by holders or lenders thereof, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and Pari Passu Indebtedness to be purchased on a pro rata basis, based on the aggregate principal amount thereof surrendered in such Asset Sale Offer. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

     In the event that the Company makes an offer to purchase the Notes pursuant to the provisions of this "-- Asset Sales" covenant, the Company intends to comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act.

     The New Credit Facility may prohibit the Company from purchasing any Notes and also provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale Offer occurs at a time when the Company is prohibited from purchasing the Notes by the terms of the New Credit Facility or other agreements relating to other Senior Debt, the Company could seek the consent of its lenders to the purchase or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company may remain prohibited from purchasing the Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the New Credit Facility. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of the Notes.

CERTAIN COVENANTS

  Restricted Payments

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Equity Interests of the Company or any Restricted Subsidiary (including, without limitation, any payment in connection with any merger or consolidation involving the Company) to the direct or indirect holders of Equity Interests of the Company or any Restricted Subsidiary in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or a Restricted Subsidiary and other than dividends or distributions payable to the Company or a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly Owned Restricted Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities); (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any Subsidiary of the Company that is not a Wholly Owned Restricted Subsidiary of the Company; (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes, except at final maturity or as a mandatory or sinking fund repayment; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "-- Incurrence of Indebtedness and Issuance of Disqualified Stock"; and

          (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6) and (7) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the date of the Indenture of Equity Interests of the Company or of debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus
     (iii) 100% of the value of any issue or sale of Equity Interests (other than Disqualified Stock) since the date of the Indenture used to acquire any Person engaged in the Oil and Gas Business or assets used in the Oil and Gas Business, plus (iv) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash or the receipt of properties used in the Oil and Gas Business, the lesser of (A) the net cash proceeds of such sale, liquidation or repayment or the fair market value of property received in exchange therefor and (B) the amount of such Restricted Investment, plus
     (v) the amount received in cash as a return on investment or interest on a loan constituting a Restricted Investment, provided, however, that the foregoing provisions of this paragraph (c) will not prohibit Restricted Payments in an aggregate amount not to exceed $25 million.

     The foregoing provisions will not prohibit (1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (2) the redemption, repurchase, retirement or other acquisition of any Equity Interests of the Company or any Restricted Subsidiary, respectively in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to the Company or a Subsidiary of the Company) of other Equity Interests of the Company or such Restricted Subsidiary, respectively (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph;
(3) the defeasance, redemption or repurchase of any Disqualified Stock of the Company or any Restricted Subsidiary in exchange for, or out of the substantially concurrent sale (other than to the Company or a Subsidiary of the Company) of Disqualified Stock of the Company or such Restricted Subsidiary, respectively; provided that (i) the Disqualified Stock sold matures, is mandatorily redeemable, is convertible or exchangeable into Indebtedness or Disqualified Stock of the Company or a Restricted Subsidiary on a date that is no earlier than the corresponding date with respect to the Disqualified Stock that has been so defeased, redeemed or repurchased and (ii) the amount of any such net cash proceeds that are utilized for any such defeasance, redemption or repurchase shall be excluded from clause (c)(ii) of the preceding paragraph; (4) the defeasance, redemption or repurchase of subordinated Indebtedness with the net cash proceeds from an incurrence of subordinated Permitted Refinancing Debt or the substantially concurrent sale (other than to a Subsidiary of the Company) of Equity Interests of the Company; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Subsidiary of the Company held by any of the Company's (or any of its Subsidiaries') employees pursuant to any management equity subscription agreement or stock option agreement in effect as of the date of the Indenture; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $2 million in any twelve-month period; and provided further that no Default or Event of Default shall have occurred and be continuing immediately after such transaction; (6) repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options; and (7) the making of loans by the Company or any of its Restricted Subsidiaries to officers or directors of the Company; provided that the aggregate outstanding amount of such loans shall not exceed, at any time, $2.5 million plus any such loans outstanding on the date of the Indenture.

     The amount of all Restricted Payments (other than cash) shall be the fair market value (as determined in good faith by the Board of Directors or a responsible officer of the Company, which determination shall be conclusive evidence of compliance with this provision) on the date of the Restricted Payment of the asset(s) proposed to be transferred by the Company or the applicable Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

     In computing Consolidated Net Income of the Company under paragraph (c) above, (1) the Company shall use audited financial statements for the portions of the relevant period for which audited financial statements are available on the date of determination and unaudited financial statements and other current financial data based on the books and records of the Company for the remaining portion of such period and (2) the Company shall be permitted to rely in good faith on the financial statements and other financial data derived from the books and records of the Company that are available on the date of determination. If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, would in the good faith determination of the Company be permitted under the requirements of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustments made in good faith to the Company's financial statements affecting Consolidated Net Income of the Company for any period.

  Designation of Unrestricted Subsidiaries

     The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under clause (c) of the first paragraph of the covenant "Restricted Payments." All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greater of the fair market value or the book value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

  Incurrence of Indebtedness and Issuance of Disqualified Stock

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness and that the Company and any Subsidiary Guarantors will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries (other than a Subsidiary Guarantor) to issue any shares of preferred stock to any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company; provided, however, that the Company and any Subsidiary Guarantor may incur Indebtedness or issue shares of Disqualified Stock if:

          (i) the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.5 to 1, determined on a pro forma basis as set forth in the definition of Fixed Charge Coverage Ratio; and

          (ii) no Default or Event of Default shall have occurred and be continuing at the time such additional Indebtedness is incurred or such Disqualified Stock is issued or would occur as a consequence of the incurrence of the additional Indebtedness or the issuance of the Disqualified Stock.

     Notwithstanding the foregoing, the Indenture does not prohibit any of the following (collectively, "Permitted Indebtedness"): (a) the Indebtedness evidenced by the Notes; (b) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness pursuant to Credit Facilities, so long as the aggregate principal amount of all Indebtedness outstanding under all Credit Facilities does not, at any one time, exceed the greater of (i) $250 million and (ii) the Borrowing Base, provided that the Company may incur more than $250 million of Indebtedness pursuant to Credit Facilities only if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available would have been at least 2.0 to 1, determined on a pro forma basis as set forth in the definition of Fixed Charge Coverage Ratio; (c) the guarantee by any Restricted Subsidiary of any Indebtedness that is permitted by the Indenture to be incurred by the Company, provided that the covenant under the caption entitled
"-- Certain Covenants -- Guarantees of Indebtedness by Restricted Subsidiaries" is satisfied in connection with the issuance of such guarantee; (d) all Indebtedness of the Company and its Restricted Subsidiaries in existence as of the date of the Indenture; (e) Indebtedness of any Restricted Subsidiary, provided that and for so long as such Restricted Subsidiary is a Subsidiary Guarantor (and if on any date such Subsidiary shall cease to be a Subsidiary Guarantor, such Indebtedness shall be deemed incurred on such date); (f) intercompany Indebtedness between or among the Company and any of its Wholly Owned Restricted Subsidiaries; provided, however, that if the Company is the obligor on such Indebtedness, (i) such Indebtedness is expressly subordinate to the payment in full of all Obligations with respect to the Notes and (ii)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Wholly Owned Restricted Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be; (g) Indebtedness in connection with one or more standby letters of credit, guarantees, performance bonds or other reimbursement obligations, in each case, issued in the ordinary course of business and not in connection with the borrowing of money or the obtaining of advances or credit (other than advances or credit on open account, includible in current liabilities, for goods and services in the ordinary course of business and on terms and conditions which are customary in the Oil and Gas Business, and other than the extension of credit represented by such letter of credit, guarantee or performance bond itself); (h) Indebtedness under Interest Rate Hedging Agreements, provided that the obligations under such agreements are related to payment obligations on Indebtedness otherwise permitted by the terms of this covenant and that the aggregate notional amount of such agreements does not exceed 105% of the principal amount of the Indebtedness to which such agreements relate; (i) Indebtedness under Oil and Gas Commodity Price Risk Management Contracts, (j) the incurrence by the Company of Indebtedness not otherwise permitted to be incurred pursuant to this paragraph, provided that the aggregate principal amount of all Indebtedness incurred pursuant to this clause (j), together with all Permitted Refinancing Debt incurred pursuant to clause (k) of this paragraph in respect of Indebtedness previously incurred pursuant to this clause (j), does not exceed $20 million at any one time outstanding; (k) Permitted Refinancing Debt incurred in exchange for, or the net proceeds of which are used to refinance, extend, renew, replace, defease or refund, Indebtedness that was permitted by the Indenture to be incurred (including Indebtedness previously incurred pursuant to this clause (k)); (l) accounts payable or other obligations of the Company or any Restricted Subsidiary to trade creditors created or assumed by the Company or such Restricted Subsidiary in the ordinary course of business in connection with the obtaining of goods or services; (m) Purchase Money Debt; (n) Indebtedness consisting of obligations in respect of purchase price adjustments, guarantees or indemnities in connection with the acquisition or disposition of assets; (o) production imbalances incurred in the ordinary course of business; (p) Indebtedness of a Subsidiary Guarantor, if any, in respect of the Subsidiary Guarantee of such Subsidiary Guarantor; and (q) incurrence by a Restricted Subsidiary of Indebtedness, provided that the aggregate principal amount of all Indebtedness for all Restricted Subsidiaries incurred pursuant to this clause (q) does not exceed $5 million at any one time outstanding.

     The Indenture provides that the Company will not permit any Unrestricted Subsidiary to incur any Indebtedness other than Non-Recourse Debt; provided, however, if any such Indebtedness ceases to be Non-Recourse Debt, such event shall be deemed to constitute an incurrence of Indebtedness by the Company.

  No Layering

     The Indenture provides that the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes, provided, however, that the foregoing limitations will not apply to distinctions between categories of Indebtedness that exist by reason of any Liens arising or created in accordance with the provisions of the Indenture in respect of some but not all such Indebtedness.

  Liens

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien securing Indebtedness of any kind (other than Permitted Liens) upon any of its property or assets, now owned or hereafter acquired, unless all payments under the Notes are secured by such Lien prior to, or on an equal and ratable basis with, the Indebtedness so secured for so long as such Indebtedness is secured by such Lien.

     The Indenture provides that no Subsidiary Guarantor will directly or indirectly create, incur, assume or suffer to exist any Lien (other than Permitted Liens) that secures obligations under any Pari Passu Indebtedness or under any subordinated Indebtedness of such Subsidiary Guarantor on any asset or property of such Subsidiary Guarantor or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Subsidiary Guarantee of such Subsidiary Guarantor is equally and ratably secured with the obligations so secured or until such time as such obligations are no longer secured by a Lien.

  Sale and Leaseback Transactions

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Company or its Restricted Subsidiaries may enter into a sale and leaseback transaction if (i) the Company could have incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the test set forth in the first paragraph of the covenant described above under the caption "Incurrence of Indebtedness and Issuance of Disqualified Stock" or (ii) the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value (as determined in good faith by a resolution the Board of Directors set forth in an Officers' Certificate delivered to the Trustee, which determination shall be conclusive evidence of compliance with this provision) of the property that is the subject of such sale and leaseback transaction and the transfer of assets in such sale and leaseback transaction is permitted by, and the Company applies the net proceeds of such transaction in compliance with, the covenant described above under the caption "Repurchase at the Option of Holders -- Asset Sales."

  Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i) (x) pay dividends or make any other distributions to the Company or any of the Restricted Subsidiaries of the Company (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (y) pay any Indebtedness owed to the Company or any Restricted Subsidiaries of the Company, (ii) make loans or advances to the Company or any Restricted Subsidiaries of the Company or (iii) transfer any of its properties or assets to the Company or any Restricted Subsidiaries of the

Company, except for such encumbrances or restrictions existing under or by reason of (a) the New Credit Facility, as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof or any other Credit Facility, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or other Credit Facilities are no more restrictive with respect to such dividend and other payment restrictions than those contained in the New Credit Facility, as in effect on the date of the Indenture, (b) the Indenture and the Notes, (c) applicable law, (d) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except, in the case of Indebtedness, to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired, provided that, such Indebtedness or Capital Stock was permitted by the terms of the Indenture to be incurred, (e) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business, (f) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (g) Permitted Refinancing Debt, provided that the restrictions contained in the agreements governing such Permitted Refinancing Debt are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced, (h) any other security agreement, instrument or document relating to Senior Debt hereafter in effect, provided that such encumbrances or restrictions are customary in connection with such documents and that the terms and conditions of such encumbrances or restrictions are no more restrictive than those encumbrances or restrictions imposed in connection with the New Credit Facility, (i) Permitted Liens, (j) customary provisions in joint venture agreements and other similar agreements relating to the distribution of revenues from such joint venture or other business venture, or (k) any agreement relating to a sale and leaseback transaction or capital lease, but only on the property subject to such transaction or lease and only to the extent that such restrictions or encumbrances are customary with respect to a sale and leaseback transaction or capital lease.

  Guarantees of Indebtedness by Restricted Subsidiaries

     (a) The Indenture provides that the Company will not permit any Restricted Subsidiary to guarantee the payment of any Indebtedness of the Company or any Indebtedness of any other Restricted Subsidiary (in each case, the "Guaranteed Debt") unless (i) if such Restricted Subsidiary is not a Subsidiary Guarantor, such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee of payment of the Notes by such Restricted Subsidiary, (ii) if the Notes or the Subsidiary Guarantee (if any) of such Restricted Subsidiary are subordinated in right of payment to the Guaranteed Debt, the Subsidiary Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary's guarantee with respect to the Guaranteed Debt substantially to the same extent as the Notes or the Subsidiary Guarantee are subordinated to the Guaranteed Debt under the Indenture, (iii) if the Guaranteed Debt is by its express terms subordinated in right of payment to the Notes or the Subsidiary Guarantee (if any) of such Restricted Subsidiary, any such guarantee of such Restricted Subsidiary with respect to the Guaranteed Debt shall be subordinated in right of payment to such Restricted Subsidiary's Subsidiary Guarantee with respect to the Notes substantially to the same extent as the Guaranteed Debt is subordinated to the Notes or the Subsidiary Guarantee (if any) of such Restricted Subsidiary, (iv) until the Notes have been repaid in full or defeased in accordance with the provisions under the heading "Legal Defeasance and Covenant Defeasance," such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; and (v) if such Restricted Subsidiary is required under clause (i) to execute and deliver a supplemental indenture, at the time of such delivery such Restricted Subsidiary shall deliver to the Trustee an opinion of counsel to the effect that (A) such Subsidiary Guarantee of the Notes has been duly executed and authorized and (B) such Subsidiary

Guarantee of the Notes constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity; provided that this paragraph (a) shall not be applicable to any guarantee of any Restricted Subsidiary that (A) existed at the time such Person became a Restricted Subsidiary of the Company and (B) was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of the Company.

     (b) Notwithstanding the foregoing and the other provisions of the Indenture, any Subsidiary Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) in the case of a guarantee incurred pursuant to paragraph (a) of this covenant, the release or discharge of the guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such guarantee.

  Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries

     The Indenture provides that the Company will not sell or otherwise dispose of any shares of Capital Stock of a Restricted Subsidiary, and shall not permit any Restricted Subsidiary (other than a Subsidiary Guarantor), directly or indirectly, to issue or sell or otherwise dispose of any shares of its Capital Stock except (i) to the Company or a Wholly Owned Restricted Subsidiary, (ii) if, immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary remains a Restricted Subsidiary, (iii) shares of nonvoting Capital Stock of Restricted Subsidiaries may be issued or sold to employees or directors of the Company or any Subsidiary, or (iv) if all shares of Capital Stock of such Restricted Subsidiary are sold or otherwise disposed. In connection with any sale or disposition of Capital Stock (including a sale or disposition of Capital Stock of a Subsidiary Guarantor), the Company will be required to comply with the covenant described under the caption "-- Asset Sales" above.

  Merger, Consolidation or Sale of Assets

     The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person, and the Company may not permit any of its Restricted Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions would, in the aggregate, result in a sale, assignment, transfer, lease, conveyance, or other disposition of all or substantially all of the properties or assets of the Company to another Person unless (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (the "Surviving Entity") is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the Surviving Entity (if the Company is not the continuing obligor under the Indenture) assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately before and after giving effect to such transaction or series of transactions no Default or Event of Default exists;
(iv) immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any Indebtedness not previously an obligation of the Company and its Restricted Subsidiaries which becomes the obligation of the Company or any of its Restricted Subsidiaries as a result of such transaction as having been incurred at the time of such transaction or series of transactions), the Consolidated Net Worth of the Company or the Surviving Entity (if the Company is not the continuing obligor under the Indenture) is equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction or series of transactions; and, (v) the Company or the Surviving Entity (if the Company is not the continuing obligor under the Indenture) will, at the time of such transaction or series of transactions and after giving pro forma effect thereto as if such transaction or series of transactions had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Disqualified Stock." Each Subsidiary Guarantor, if any, unless it is the other party to the transactions described above, shall have confirmed by supplemental indenture that its Subsidiary Guarantee shall apply to such Person's obligations under the Indenture and the Notes. Notwithstanding the restrictions described in the foregoing clauses (i), (iv) and (v), any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company, and any Wholly Owned Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to another Wholly Owned Restricted Subsidiary.

  Transactions with Affiliates

     The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any of its Affiliates (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5 million, an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above, (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the members of the Board of Directors who are disinterested with respect to such Affiliate Transaction, which resolution shall be conclusive evidence of compliance with this provision, and (c) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15 million, an Officer's Certificate as described in clause (b) above and an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal, engineering or investment banking firm of national standing (for purposes of this clause (c) such opinion and the resolution described in clause (b) above shall be conclusive evidence of compliance with this provision); provided that the following shall not be deemed Affiliate Transactions: (1) reasonable fees and compensation paid to (including issuances and grants of securities and stock options), and employment agreements and stock option and ownership plans for the benefit of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors or senior management; (2) transactions between or among the Company and/or its Restricted Subsidiaries, (3) Restricted Payments and Permitted Investments that are permitted by the provisions of the Indenture described above under the caption "-- Restricted Payments" and the definition of Permitted Investments, (4) indemnification payments made to officers, directors and employees of the Company or its Subsidiaries pursuant to charter, by-law, statutory or contractual provisions, (5) any contracts, agreements or understandings existing as of the date of the Indenture, and (6) any contracts, agreements or understandings between the Company and any of its Affiliates with respect to the lease by the Company from such Affiliate of office space for the Company in New York City, including any collateral agreements entered into with respect to such lease.

  Business Activities

     The Company will not, and will not permit any Restricted Subsidiary to, engage in any material respect in any business other than the Oil and Gas Business.

  Commission Reports

     Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act, the Company will file with the Commission and provide, within 15 days after such filing, the Trustee and Holders with the annual reports and the information, documents and other reports which are specified in Sections 13 and 15(d) of the Exchange Act. In the event that the Company is not permitted to file such reports, documents and information with the Commission, the Company will provide substantially similar information to the Trustee and the Holders, as if the Company were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, within 15 days of the date the Company would have been obligated to file such reports with the Commission were the Company permitted to file such reports with the Commission. The Company also will comply with the other provisions of Section 314(a) of the Trust Indenture Act.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture provides that each of the following constitutes an Event of
Default: (i) a default for 30 days in the payment when due of interest on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) a default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) the failure by the Company to comply with its obligations under "Certain Covenants -- Merger, Consolidation, or Sale of Assets" above; (iv) the failure by the Company for 30 days after notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding to comply with the provisions described under the captions "Repurchase at the Option of Holders" and "Certain Covenants" other than the provisions described under "-- Merger, Consolidation, or Sale of Assets"; (v) failure by the Company for 60 days after notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding to comply with any of its other agreements in the Indenture or the Notes; (vi) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or a Subsidiary Guarantor, or any Person acting on behalf of such Subsidiary Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; (vii) a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there is then existing a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more; (viii) the failure by the Company or any of its Restricted Subsidiaries to pay final, non-appealable judgments aggregating in excess of $10 million, which judgments remain unpaid or discharged for a period of 60 days; and (ix) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the Notes then outstanding may declare the principal of and accrued but unpaid interest on such Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the Notes then outstanding may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of

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

Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium on, or the principal of, the Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, within ten days of becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and have each Subsidiary Guarantor's, if any, obligation discharged with respect to its Subsidiary Guarantee ("Legal Defeasance") except for (i) the rights of Holders of such outstanding Notes to receive payments in respect of the principal of, premium, if any, or interest on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to such Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and have each Subsidiary Guarantor's, if any, obligation released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default and Remedies" will no longer constitute an Event of Default.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument

(other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of the Notes over the other creditors of the Company, or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate, stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

     A Holder may (subject to certain restrictions, see "Restrictions on Transfer") transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of the Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture or the Notes and the Subsidiary Guarantees, if any, may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and any existing default or compliance with any provision of the Indenture or the Notes or the Subsidiary Guarantees may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a nonconsenting Holder): (i) reduce the principal amount of the Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes as described above under "Optional Redemption" or "Repurchase at the Option of Holders", (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in principal amount of such Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of the Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) make any change in the foregoing amendment and waiver provisions or (viii) except as provided under paragraph (b) of "Certain Covenants -- Guarantees of Indebtedness by Restricted Subsidiaries" or "Legal Defeasance and Covenant Defeasance," release a Subsidiary Guarantor, if any, from its obligations under its Subsidiary Guarantee, if any, or make any change in a Subsidiary Guaranty, if any that would adversely affect the Holders. In addition, any amendment to the provisions of Article 10 of the Indenture (which relate to subordination) will require the consent of the Holders of at least 66 2/3% in principal amount of the Notes then outstanding if such amendment would adversely affect the rights of Holders of such Notes. However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Debt then outstanding unless the holders of such Senior Debt (or any group or representative thereof authorized to give a consent) consent to such change.

     Notwithstanding the foregoing, without the consent of any Holder of the Notes, the Company, a Subsidiary Guarantor, if any (with respect to a Subsidiary Guarantee, if any, or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided, however, that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the
Code), to provide for the assumption of the Company's obligations or any Subsidiary Guarantor's obligations to Holders of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to such Trustee security and indemnity satisfactory to it against any loss, liability or expense.

GOVERNING LAW

     The Indenture, the Notes and the Subsidiary Guarantees, if any, will provide that they will be governed by the laws of the State of New York.

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth below, the Notes will be issued in the form of one or more fully registered Global Notes (each, a "Global Note"). Each Global Note will be deposited on the date of the closing of the sale of the Notes offered hereby (the "Closing Date") with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary or will remain in the custody of the Trustee pursuant to the FAST Balance Certificate Agreement between DTC and the Trustee.

     Notes that were issued as described under "Certificated Securities," will be issued in registered definitive form without coupons (the "Certificated Securities"). Upon the transfer to a QIB or Institutional Accredited Investor of Certificated Securities, such Certificated Securities may, unless the Global Note has previously been exchanged for Certificated Securities, be exchanged for an interest in the relevant Global Note representing the principal amount of Notes being transferred. For a description of the restrictions on the transfer of Certificated Securities, see "Transfer Restrictions."

     The Depository has advised the Company that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a member of the Federal Reserve System, (iii) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and (iv) a "Clearing Agency" registered pursuant to Section 17A of the Exchange Act. The Depository was created to hold securities for its participants (collectively, the "Participants") and facilitates the clearance and settle-ment of securities transactions between Participants through electronic book entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. The Depository's Participants include securities brokers and dealers (including the Initial Purchaser), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. QIBs and Institutional Accredited Investors may elect to hold Notes purchased by them through the Depository. QIBs who are not Participants may beneficially own securities held by or on behalf of the Depository only through Participants or Indirect Participants. Institutional Accredited Investors may beneficially own securities held by or on behalf of the Depository only through Participants or Indirect Participants.

     So long as the Depository or its nominee is the registered owner of the Global Note, the Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by the Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Securities, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to giving of any directions, instruction or approval to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in Notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depository's system or to otherwise take action with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Accordingly, each QIB and Institutional Accredited Investors owning a beneficial interest in a Global Note must rely on the procedures of the Depository and, if such QIB or Institutional Accredited Investor is not a Participant or an Indirect Participant, on the procedures of the Participant through which such QIB or Institutional Accredited Investor owns its interest, to exercise any rights of a Holder under the Indenture or such Global Note. The Company understands that under existing industry practice, in the event the Company requests any action of holders or a QIB or Institutional Accredited Investor that is an owner of a beneficial interest in a Global Note desires to take any action that the Depository, as the Holder of such Global Note, is entitled to take, the Depository would authorize the Participants to take such action and the Participant would authorize QIBs and Institutional Accredited Investors owning through such Participants to take such action or would otherwise act upon the instruction of such QIBs and Institutional Accredited Investors. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depository, or for maintaining, supervising or reviewing any records of the Depository relating to such Notes.

     Payments with respect to the principal of, premium, if any, and interest on any Notes represented by a Global Note registered in the name of the Depository or its nominee on the applicable record date will be payable by the Trustee to or at the direction of the Depository or its nominee in its capacity as the registered Holder of the Global Note representing such Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payment and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, and interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in the principal amount of the beneficial interest in the Global Note as shown on the records of the Depository. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Participants or the Indirect Participants.

     The Company expects that pursuant to procedures established by the Depository (i) upon deposit of the Global Notes, the Depository will credit the accounts of Participants designated by the Initial

Purchaser with an interest in the Global Note and (ii) ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depository (with respect to the interest of Participants), the Participants and the Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and that security interests in negotiable instruments can only be perfected by delivery of certificates representing the instruments. Consequently, the ability to transfer Notes or to pledge the Notes as collateral will be limited to such extent. For certain other restrictions on the transferability of the Notes, see "Transfer Restrictions."

CERTIFICATED SECURITIES

     If (i) the Company notifies the Trustee in writing that the Depository is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Indenture, or (iii) upon the occurrence of certain other events, then, upon surrender by the Depository of its Global Notes, Certificated Securities will be issued to each person that the Depository identifies as the beneficial owner of the Notes represented by the Global Note. In addition, subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto.

     Neither the Company nor the Trustee shall be liable for any delay by the Depository or any Participant or Indirect Participant in identifying the beneficial owners of the related Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from the Depository for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made in immediately available funds. So long as the Notes are represented by a permanent Global Note or Notes, all payments of principal, premium, if any, and interest will be made by the Company in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. So long as the Notes are represented by a permanent Global Note or Notes registered in the name of the Depositary or its nominee, the Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on the trading activity in the Notes.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and

"under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that a Director or Officer of a Person shall not, for purposes of this definition, be deemed to control such Person solely by reason of their holding such position or office. No Person shall be deemed an Affiliate of an oil and gas royalty trust solely by virtue of ownership of units of beneficial interest in such trust.

     "Applicable Premium" means, with respect to a Note at the redemption date, the greater of (i) 1% of the principal amount of such Note and (ii) the excess of (A) the present value at such time of (1) the redemption price of such Note at September 15, 2002 (such redemption price being described under "-- Optional Redemption"), plus (2) all required interest payments (excluding accrued but unpaid interest) due on such Note through September 15, 2002, computed using a discount rate equal to the Treasury Rate plus 75 basis points, over (B) the then-outstanding principal amount of such Note.

     "Asset Sale" means (i) the sale, lease, conveyance or other disposition by the Company or any of its Restricted Subsidiaries (but excluding the creation of a Lien) of any assets including, without limitation, by way of a sale and leaseback (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "-- Repurchase at the Option of Holders -- Change of Control" and/or the provisions described above under the caption "-- Certain
Covenants -- Merger, Consolidation or Sale of Assets" and not by the provisions described above under "-- Repurchase at the Option of Holders -- Asset Sales"), and (ii) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company's Subsidiaries (including the sale by the Company or a Restricted Subsidiary of Equity Interests in an Unrestricted Subsidiary), in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $10 million or (b) for net proceeds in excess of $10 million. Notwithstanding the foregoing, the following shall not be deemed to be Asset
Sales: (i) a transfer of assets by the Company to a Restricted Subsidiary of the Company or by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary of the Company, (ii) an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary of the Company to the Company or to another Wholly Owned Restricted Subsidiary of the Company, (iii) the making of a Restricted Payment or an Investment that is, in either case, permitted by the covenant described above under the caption "-- Certain Covenants -- Restricted Payments"; provided that the sale, lease, conveyance or other disposition by the Company or any of its Restricted Subsidiaries of an Investment shall be deemed an Asset Sale, (iv) the abandonment, farmout, lease or sublease of undeveloped oil and gas properties in the ordinary course of business, (v) the trade or exchange by the Company or any Restricted Subsidiary of the Company of any oil and gas property or interest therein owned or held by the Company or such Restricted Subsidiary for any oil and gas property or interest therein owned or held by another Person, including any cash or Cash Equivalents necessary in order to achieve an exchange of equivalent value; provided that any such cash or Cash Equivalents received by the Company or such Restricted Subsidiary will be subject to the provisions described in the second and third paragraphs under "-- Asset Sales," which the Board of Directors of the Company determines in good faith by resolution to be of approximately equivalent value, (vi) the sale or transfer of hydrocarbons or other mineral products in the ordinary course of business or (vii) the sale of oil and gas properties in connection with tax credit transactions complying with sec. 29 or any successor or analogous provisions of the Code, or (viii) the sale or transfer of surplus or obsolete equipment in the ordinary course of business.

     "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended to the extent the lease payments during such extension period are required to be capitalized on a balance sheet in accordance with
GAAP).

     "Borrowing Base" means, as of any date, the aggregate amount of borrowing availability as of such date under all Credit Facilities that determine availability on the basis of a borrowing base or other asset-based calculation.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited), (iv) in the case of a limited liability company or similar entity, any membership or similar interests therein and (v) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than twelve months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of twelve months or less from the date of acquisition, bankers' acceptances with maturities not exceeding twelve months and overnight bank deposits, in each case with any lender party to the New Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500 million, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper having a rating of at least P1 from Moody's Investors Service, Inc. (or its successor) or a rating of at least A1 from Standard & Poor's Ratings Services (or its successor) and (vi) investments in money market or other mutual funds substantially all of whose assets comprise securities of types described in clauses (ii) through (v) above.

     "Change of Control" means the occurrence of any of the following:

          (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any "Person" or group of related Persons (a "Group") (as such term is used in Sections 13(d) and 14(d) of the Exchange Act).

          (ii) the consummation of any transaction (including, without limitation, any purchase, sale, acquisition, disposition, merger or consolidation) the result of which is that any "person" (as defined above) or Group, other than one or more Permitted Holders, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act) of more than 50% of the aggregate voting power of all classes of Capital Stock of the Company having the right to elect directors under ordinary circumstances.

          (iii) the adoption of a plan relating to the liquidation or dissolution of the Company; and

          (iv) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

     "Commission" means the Securities and Exchange Commission.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period plus (i) an amount equal to any extraordinary or non-recurring loss, and any net loss realized in connection with (a) an Asset Sale

(together with any related provision for taxes) and (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries, to the extent such losses were included in computing such Consolidated Net Income, plus (ii) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers' acceptance financings, and net payments (if any) pursuant to Interest Rate Hedging Agreements), to the extent that any such expense was included in computing such Consolidated Net Income, plus (iv) depreciation, depletion and amortization expenses (including amortization of goodwill and other intangibles) for such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, depletion and amortization expenses were included in computing such Consolidated Net Income, plus (v) exploration expenses for such Person and its Restricted Subsidiaries for such period to the extent such exploration expenses were included in computing such Consolidated Net Income, plus (vi) costs incurred in connection with acquisitions that would be eligible for capitalization treatment under GAAP, but have been expensed at the time of incurrence, plus (vii) other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period, including, without limitation, any ceiling limitation write downs and non-cash losses or charges to net income resulting from the net change in value of such Person's mark-to-market portfolio of Oil and Gas Commodity Price Risk Management Contracts, to the extent that such other non-cash charges were included in computing such Consolidated Net Income, in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation, depletion and amortization and other non-cash charges and expenses of, a Restricted Subsidiary of the relevant Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to such Person by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (iv) the cumulative effect of a change in accounting principles shall be excluded.

     "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Company and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending prior to the taking of any action for the purpose of which the determination is being made and for which financial statements are available (but in no event ending more than 135 days prior to the taking of such action), as (i) the par or stated value of all outstanding Capital Stock of the Company, plus(ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit (in each case excluding any minority interest) and (B) any amounts attributable to Disqualified Stock.

     "Credit Facilities" means, with respect to the Company or any Restricted Subsidiary, one or more debt facilities including, without limitation, the New Credit Facility or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, production payments, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time. Indebtedness under Credit Facilities outstanding on the date on which the Notes are first issued and authenticated under the Indenture (after giving effect to the use of proceeds thereof) shall be deemed to have been incurred on such date in reliance on the exception provided by clause (b) of the definition of Permitted Indebtedness.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Designated Senior Debt" means (i) the New Credit Facility and (ii) any other Senior Debt permitted under the Indenture which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $10 million and is specifically designated by the Company or a Subsidiary Guarantor, as applicable, in the instrument evidencing or governing such Senior Debt as "Designated Senior Debt" for purposes of the Indenture.

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event, matures or is mandatorily redeemable for any consideration other than Capital Stock, pursuant to a sinking fund obligation or otherwise, is convertible or is exchangeable for Indebtedness or Disqualified Stock or redeemable for any consideration other than Capital Stock at the option of the holder thereof, in whole or in part, in each case on or prior to the date that is 91 days after (x) the date on which the Notes mature or (y) on which there are no Notes outstanding.

     "Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock) .

     "Existing Investments" means any Investments held by the Company or any of its Restricted Subsidiaries as of the date of the Indenture.

     "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Interest Rate Hedging Agreements), (ii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, (iii) any interest expense on Indebtedness of another Person that is guaranteed by such Person or any of its Restricted Subsidiaries or secured by a Lien on assets of such Person or any of its Restricted Subsidiaries (whether or not such guarantee or Lien is called upon) and

(iv) the product of (a) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary, unless paid in Equity Interests that are not Disqualified Stock) on any series of preferred stock of such Person or any of its Restricted Subsidiaries, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP. Notwithstanding the foregoing, when calculating the amount of Fixed Charges, any interest expense attributable to any Person shall be included in such calculation to the same extent the Net Income of such Person was included in the calculation of Consolidated Net Income in connection with calculating the Fixed Charge Coverage Ratio.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above,
(i) acquisitions that have been made by the referent Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date (including, without limitation, any acquisition to occur on the Calculation
Date) shall be deemed to have occurred on the first day of the four-quarter reference period and any cost savings or expense reductions attributable at the time of such computation or to be attributable in the future to such acquisition, shall be included in such computation, to the extent that such adjustments would be permitted under Article 11 of Regulation S-X and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, (ii) the net proceeds of Indebtedness incurred or Disqualified Stock issued by the referent Person pursuant to the first paragraph of the covenant described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock" during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have been received by the referent Person or any of its Restricted Subsidiaries on the first day of the four-quarter reference period and applied to its intended use on such date, (iii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and (iv) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession of the United States of America, which are in effect on the Issuance Date.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Guarantor Senior Indebtedness" means any Indebtedness of a Subsidiary Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor, including interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition of bankruptcy, whether or not such interest is an allowable claim in such bankruptcy proceeding. Notwithstanding anything to the contrary in the foregoing sentence, Guarantor Senior Indebtedness will not include (1) any liability for federal, state, local or other taxes owed or owing by any Subsidiary Guarantor, (2) any obligation of a Subsidiary Guarantor to the Company or to any other Restricted Subsidiary of the Company, (3) any accounts payable or trade liabilities of a Subsidiary Guarantor arising in the ordinary course of business (including instruments evidencing such liabilities), (4) any Indebtedness of Subsidiary Guarantor that is incurred in violation of the Indenture, (5) Indebtedness of a Subsidiary Guarantor which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to such Subsidiary Guarantor, (6) any Indebtedness, guarantee or obligation of a Subsidiary Guarantor which is subordinate or junior to any other Indebtedness, guarantee or obligation of such Subsidiary Guarantor,
(7) Indebtedness evidenced by a Subsidiary Guarantee and (8) Capital Stock of a Subsidiary Guarantor.

     "Indebtedness" means, with respect to any Person, without duplication, (a) any indebtedness of such Person, whether or not contingent, (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) evidenced by letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances, (iv) representing Capital Lease Obligations, (v) representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable, (vi) representing any obligations in respect of Interest Rate Hedging Agreements or Oil and Gas Commodity Price Risk Management Contracts, and (vii) in respect of any Production Payment, (b) all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person), (c) obligations of such Person in respect of production imbalances, (d) Acquired Debt of such Person, (e) Attributable Debt of such Person, and (f) to the extent not otherwise included in the foregoing, the guarantee by such Person of any Indebtedness of any other Person.

     "Interest Rate Hedging Agreements" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations, but excluding trade credit) or capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that the following shall not constitute Investments: (i) an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company, (ii) Interest Rate Hedging Agreements entered into in accordance with the limitations set forth in clause
(h) of the second paragraph of the covenant described under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Disqualified Stock," (iii) Oil and Gas Commodity Price Risk Management Contracts entered into in accordance with the limitations set forth in clause (i) of the second paragraph of the covenant described under the caption "--Certain Covenants--Incurrence of Indebtedness and Issuance of Disqualified Stock", (iv) endorsements of negotiable instruments and documents in the ordinary course of business, (v) extensions of trade credit on commercially reasonable terms in accordance with normal trade practices, and (vi) bonds, notes, debentures or other securities received in compliance with covenants described under the caption "--Certain Covenants--Asset Sales." If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary or nonrecurring gain or loss, together with any related provision for taxes on such extraordinary or nonrecurring gain or loss.

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries within 90 days of any Asset Sale, in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, but excluding cash amounts placed in escrow, until such amounts are released to the Company), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting, investment banking and other professional fees and expenses, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP and any reserve established for future liabilities.

     "New Credit Facility" means that certain credit agreement, dated as of September 23, 1997, among the Company, The Chase Manhattan Bank, as Agent and lender and the other parties thereto, providing for up to $150 million of Indebtedness, including any related notes, guarantees, security or pledge agreements, collateral documents, instruments and agreements executed by the Company or any Subsidiary of the Company in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced, in whole or in part, from time to time, whether or not with the same lenders or agents; provided that no such amendments, restatements, modifications, renewals, refundings, replacements or refinancings shall result in provisions for Indebtedness or outstanding Indebtedness in excess of $250 million, and provided further, that the total amount of Indebtedness outstanding under the New Credit Facility and all documents executed in connection therewith and referred to in this definition shall be no greater than $250 million in the aggregate.

     "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness), or (b) is directly or indirectly liable (as guarantor or otherwise); and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time, or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) the explicit terms of which provide that there is no recourse against any of the assets of the Company or its Restricted Subsidiaries (other than the Capital Stock of an Unrestricted Subsidiary).

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

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

     "Oil and Gas Business" means (i) the acquisition, exploration, development, operation and disposition of interests in oil, gas and other hydrocarbon properties, (ii) the gathering, marketing, distribution, treating, processing, storage, selling and transporting of any production from such interests or properties and the marketing of oil and gas obtained from unrelated Persons,
(iii) any business relating to exploration for or development, production, treatment, processing, storage, transportation, gathering or marketing of oil, gas and other minerals and products produced in association therewith, (iv) any business relating to oil field sales and service and (v) any activity that is ancillary to or necessary or appropriate for the activities described in clauses
(i) through (iv) of this definition.

     "Oil and Gas Commodity Price Risk Management Contracts" means any oil and gas purchase or commodity price risk management agreement, and other agreement or arrangement, entered into in the ordinary course of business, in each case, that is utilized in connection with the Company's policy of achieving a more predictable cash flow, and reducing the Company's exposure to fluctuations in gas and oil prices.

     "Pari Passu Indebtedness" means (a) with respect to the Notes, Indebtedness that ranks pari passu in right of payment to the Notes and (b) with respect to any Subsidiary Guarantee, Indebtedness which ranks pari passu in right of payment to such Subsidiary Guarantee.

     "Permitted Holders" means (1) Robert A. Belfer, Renee E. Belfer, Laurence
D. Belfer and Jack Saltz, (2) the spouses and descendants of such individuals,
(3) the estates or legal representatives of the individuals named in clauses (1) and (2) and (4) trusts created for the benefit of Persons named in clauses (1) and (2).

     "Permitted Indebtedness" has the meaning given in the covenant described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Disqualified Stock."

     "Permitted Investments" means (a) any Investment in the Company or in a Restricted Subsidiary of the Company; (b) any Investment in Cash Equivalents;
(c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person if, as a result of such Investment and any related transactions that at the time of such Investment are contractually mandated to occur, (i) such Person becomes a Restricted Subsidiary of the Company or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company; (d) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption
"-- Repurchase at the Option of Holders -- Asset Sales" or not constituting an Asset Sale by reason of the $5 million threshold contained in the definition thereof; (e) any Investment acquired by the Company in exchange for Equity Interests in the Company (other than Disqualified Stock), (f) shares of Capital Stock received in connection with any good faith settlement of a bankruptcy proceeding involving a trade creditor; (g) Interest Rate Hedging Agreements or Oil and Gas Commodity Price Risk Management Contracts; (h) loans and advances to employees in the ordinary course of business for bona fide business purposes;
(i) entry into operating agreements, joint ventures, partnership agreements, working interests, royalty interests, mineral leases, processing agreements, farm-out or farm-in agreements, contracts for the sale, transportation or exchange of oil and natural gas, unitization agreements, pooling arrangements, area of mutual interest agreements, production sharing agreements or other similar or customary agreements, transactions, properties, interests or arrangements, and Investments and expenditures in connection therewith or pursuant thereto, in each case made or entered into in the ordinary course of the Oil and Gas Business, excluding however, Investments in corporations other than any Investment received pursuant to the Asset Sale provision and (j) any other Investments in any Person or Persons not otherwise permitted to be made pursuant to clauses (a)-(i) above, when taken together with all other Investments made pursuant to this clause (j) that are at the time outstanding, having an aggregate amount (such amount to be calculated on a cost basis) not to exceed the greater of (i) the sum of (x) Existing Investments and any Investments made with the proceeds of any sales thereof therefrom plus (y) $15 million and (ii) 15% of Total Assets, as calculated at the time of such Investment. For purposes of clause (i) of the preceding sentence, the

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

amount of any Existing Investment (including any Investment made with the proceeds therefrom) is to be calculated on a cost basis.

     "Permitted Liens" means:

          (i) Liens securing Indebtedness of a Subsidiary or Liens securing Senior Debt that is outstanding on the date of issuance of the Notes and Liens securing Senior Debt that is permitted by the terms of the Indenture to be incurred;

          (ii) Liens in favor of the Company or any Restricted Subsidiary;

          (iii) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company and Liens on property or assets of a Subsidiary existing at the time it became a Subsidiary; provided that such Lien was not created in contemplation of the acquisition of the property, and provided further that no such Lien shall extend to any assets other than the acquired property or the property of the acquired subsidiary;

          (iv) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance or other kinds of social security, or to secure the payment or performance of tenders, statutory or regulatory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including lessee or operator obligations under statutes, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state or federal lands or waters);

          (v) Liens existing on the date of the Indenture;

          (vi) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

          (vii) statutory liens of landlords, mechanics, suppliers, vendors, warehousemen, carriers or other like Liens arising in the ordinary course of business;

          (viii) pre-judgment Liens and judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceeding that may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired;

          (ix) Liens on, or related to, properties or assets to secure all or part of the costs incurred in the ordinary course of the Oil and Gas Business for the exploration, drilling, development, production, processing, transportation, marketing, storage or operation thereof;

          (x) Liens on pipeline or pipeline facilities that arise under operation of law;

          (xi) Liens arising under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm-out or farm-in agreements, division orders, contracts for the sale, transportation or exchange of oil or natural gas, unitization and pooling declarations and agreements, area of mutual interest agreements and other agreements that are customary in the Oil and Gas Business;

          (xii) Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases,

          (xiii) Liens securing the Notes;

          (xiv) Liens constituting survey exceptions, encumbrances, easements, and reservations of, and rights to others for, rights-of-way, zoning and other restrictions as to the use of real properties, and minor defects of title which, in the case of any of the foregoing, do not secure the payment of borrowed money, and in the aggregate do not materially adversely affect the value of the assets of the Company and its Restricted Subsidiaries, taken as a whole, or materially impair the use of such properties for the purposes for which such properties are held by the Company or such subsidiaries;

          (xv) any interest or title of a lessor under any Capital Lease Obligation or operating lease;

          (xvi) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of the Company or any of the Restricted Subsidiaries;

          (xvii) Liens securing obligations under Interest Rate Hedging Agreements or Oil and Gas Commodity Price Risk Management Contracts;

          (xviii) Liens upon specific items of inventory or other goods and proceeds of the Company or any Restricted Subsidiary securing the Company's or such Restricted Subsidiary's, as the case may be, obligations in respect of bankers' acceptances issued or created for the account of the Company or such Restricted Subsidiary, as the case may be, to facilitate the purchase, shipment or storage of such inventory or other goods;

          (xix) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

          (xx) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets;

          (xxi) Liens encumbering deposits made to secure Obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

          (xxii) Liens securing Purchase Money Debt; provided however that the related Purchase Money Debt shall not be secured by any property or assets of the Company or any Restricted Subsidiary other than the property and assets acquired by the Company with the proceeds of such Purchase Money Debt;

          (xxiii) Liens on the Capital Stock of Unrestricted Subsidiaries;

          (xxiv) Liens to secure any Permitted Refinancing Debt, provided that the Indebtedness so exchanged, extended, refinanced, renewed, replaced, defeased or refunded was secured by Liens permitted pursuant to clause
     (iii) or (v) of this definition, provided however, that (a) such new Liens shall be limited to all or part of the same property that secured the original Lien, plus improvements on the property and (b) the Permitted Refinancing Debt secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, the committed amount of the Indebtedness secured by Liens described under clause (iii) or (v) of this definition at the time the original Lien became a Lien permitted in accordance with the Indenture and
     (y) an amount necessary to pay any fees and expenses, including premiums, related to such exchange, extension, refinancing, renewal, replacement, defeasement or refunding;

          (xxv) Liens securing Attributable Indebtedness under any sale and leaseback transaction permitted by the terms of the Indenture, but only on the property subject to such sale and leaseback transaction.

          (xxvi) Liens not otherwise permitted by clauses (i) through (xv) that are incurred in the ordinary course of business of the Company or any Subsidiary with respect to obligations that do not exceed $10 million at any one time outstanding.

     "Permitted Refinancing Debt" means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness (other than Indebtedness incurred under a Credit Facility) of the Company or any of its Restricted Subsidiaries; provided that: (i) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith (other than increases resulting from the capitalization of interest or fees)); (ii) such Permitted Refinancing Indebtedness has a final maturity date on or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or the Subsidiary Guarantees, as the case may be, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes or the Subsidiary Guarantees, as the case may be, on terms at least as favorable taken as a whole to the Holders of the Notes, or the Subsidiary Guarantees, as the case may be, as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Production Payments" means Dollar-Denominated Production Payments and Volumetric Production Payments, collectively.

     "Purchase Money Debt" means Indebtedness incurred in connection with the purchase by the Company or any of its Subsidiaries of any equipment, real or personal property, or any other asset, other than Equity Interests of any Person
(i) as to which the obligee expressly waives the provisions of Section 1111(b) of Title 11, United States Code; (ii) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides any guarantee or credit support of any kind (including any undertaking, guarantee, indemnity, agreement or instrument that would constitute Indebtedness), or (b) is directly or indirectly liable (as guarantor or otherwise) other than the pledge of the equipment, real or personal property or other assets acquired with the proceeds of such Indebtedness; (iii) no default with respect to which (including any rights that the holders thereof may have to take enforcement actions against an Unrestricted Subsidiary) would permit (upon notice, lapse of time, or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iv) the explicit terms of which provide that there is no recourse against any of the assets of the Company or its Restricted Subsidiaries, other than recourse against the equipment, real or personal property or other assets acquired with the proceeds of such Indebtedness.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restricted Subsidiary" means any direct or indirect Subsidiary of the Company that is not an Unrestricted Subsidiary.

     "Senior Debt" means (i) Indebtedness of the Company or any Subsidiary of the Company under or in respect of any Credit Facility, whether for principal, interest (including interest accruing after the filing of a petition initiating any proceeding pursuant to any bankruptcy law, whether or not the claim for such interest is allowed as a claim in such proceeding), reimbursement obligations, fees, commissions, expenses, indemnities or other amounts, and (ii) any other Indebtedness permitted under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes. Notwithstanding anything to the contrary in the foregoing sentence, Senior Debt will not include
(w) any liability for federal, state, local or other taxes owed or owing by the Company, (x) any Indebtedness of the Company to any of its Subsidiaries or other Affiliates, (y) any trade payables or (z) any Indebtedness that is incurred in violation of the Indenture (other than Indebtedness under (i) the New Credit Facility or (ii) any other credit facility that is incurred on the basis of a representation by the Company to the applicable lenders that it is permitted to incur such Indebtedness under the Indenture).

     "Significant Subsidiary" means (i) each Subsidiary that for the most recent fiscal year of such Subsidiary had consolidated revenues greater than $10 million or as at the end of such fiscal year had assets or liabilities greater than $10 million and (ii) any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock, entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

     "Subsidiary Guarantee" mean any guarantee of the obligations of the Company under the Indenture and Notes by any Person in accordance with the provisions of the Indenture.

     "Subsidiary Guarantor" means any Person that incurs a Subsidiary Guarantee; provided that upon the release and discharge of such Person from its subsidiary Guarantee in accordance with the Indenture, such Person shall cease to be a Subsidiary Guarantor.

     "Total Assets" means, with respect to any Person, the total consolidated assets of such Person and its Restricted Subsidiaries, as shown on the most recent balance sheet of such Person.

     "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to September 15, 2002; provided that if the period from the redemption date to September 15, 2002 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to September 15, 2002 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company which at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if
(a) such Subsidiary does not own any Capital Stock of, or own or hold any Lien on any property of, any other Subsidiary of the Company which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; (b) all the Indebtedness of such Subsidiary shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt; (c) the Company certifies that such designation complies with the limitations of the "Restricted Payments" covenant; (d) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Restricted Subsidiaries; (e) such Subsidiary does not, directly or indirectly, own any Indebtedness of or Equity Interest in, and has no investments in, the Company or any Restricted Subsidiary; (f) such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted

Subsidiaries has any direct or indirect obligation to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and (g) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary with terms substantially less favorable to the Company or such Restricted Subsidiary than those that might have been obtained from Persons who are not Affiliates of the Company. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred as of such date. The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that (i) immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Company could incur at least $1.00 of additional Indebtedness (excluding Permitted Indebtedness) pursuant to the first paragraph of the "Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant on a pro forma basis taking into account such designation and (ii) such Subsidiary executes a Guarantee if required by the terms of the Indenture.

     "Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned, directly or indirectly, by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

                   EXCHANGE AND REGISTRATION RIGHTS AGREEMENT

     The Company and the Initial Purchasers entered into an exchange and registration rights agreement (the "Exchange and Registration Rights Agreement") pursuant to which the Company agreed to use its reasonable best efforts (i) to file with the Commission on or prior to 60 days after September 23, 1997, the date of original issuance of the Notes (the "Issue Date") the Exchange Offer Registration Statement relating to a registered exchange offer (the "Exchange Offer") for Exchange Notes under the Securities Act and (ii) to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 120 days after the Issue Date. As soon as practicable after the effectiveness of the Exchange Offer Registration Statement, the Company will offer to the Holders of Old Notes who are not prohibited by any law or policy of the Commission from participating in the Exchange Offer the opportunity to exchange their Old Notes for Exchange Notes, identical in all material respects to Old Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions) that would be registered under the Securities Act. The Company will keep the Exchange Offer open for not less than 30 days (or longer, if required by law) after the date notice of the Exchange Offer is mailed to the Holders of Old Notes. If (i) applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer as contemplated thereby or (ii) for any other reason the Exchange Offer is not consummated within 150 days after the Issue Date or (iii) any Holder either
(A) is not eligible to participate in the Exchange Offer or (B) participates in the Exchange Offer and does not receive freely transferable Exchange Notes in exchange for tendered Old Notes, the Company will file with the Commission a shelf registration statement (the "Shelf Registration Statement") to cover resales of Transfer Restricted Securities (as defined below) by such Holders who satisfy certain conditions relating to, among other things, the provision of information in connection with the Shelf Registration Statement. For purposes of the foregoing, "Transfer Restricted Securities" means each Old Note until (i) the date on which such Old Note has been exchanged for a freely transferable Exchange Note in the Exchange Offer, (ii) the date on which such Old Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iii) the date on which such Old Note is distributed to the public pursuant to Rule 144 under the Securities Act or is saleable pursuant to Rule 144(k) under the Securities Act.

     The Company will use its reasonable best efforts to have the Exchange Offer Registration Statement and, if applicable, the Shelf Registration Statement (each a "Registration Statement") declared effective by the Commission as promptly as practicable after the filing thereof. Unless the Exchange Offer would not be permitted by a policy of the Commission, the Company will commence the Exchange Offer and will use its best efforts to consummate the Exchange Offer as promptly as practicable, but in any event prior to 150 days after the Issue Date. If applicable, the Company will use its reasonable best efforts to keep the Shelf Registration Statement effective for a period of two years after the Issue Date, subject to certain exceptions, including suspending the effectiveness thereof for certain valid business reasons. If (i) the applicable Registration Statement is not filed with the Commission on or prior to 60 days after the Issue Date, (ii) the Exchange Offer Registration Statement or the Shelf Registration Statement, as the case may be, is not declared effective within 120 days after the Issue Date (or in the case of a Shelf Registration Statement required to be filed in response to a change in law or the applicable interpretations of Commission's staff, if later, within 60 days after publication of the change in law or interpretation), (iii) the Exchange Offer is not consummated on or prior to 150 days after the Issue Date or (iv) the Shelf Registration Statement is filed and declared effective within 120 days after the Issue Date (or in the case of a Shelf Registration Statement required to be filed in response to a change in law or the applicable interpretations of Commission's staff, if later, within 60 days after publication of the change in law or interpretation), but shall thereafter cease to be effective (at any time that the Company is obligated to maintain the effectiveness thereof) without being succeeded within 60 days by an additional Registration Statement filed and declared effective (each such event referred to in clauses (i) through (iv), a "Registration Default"), the Company will generally be obligated to pay liquidated damages to each Holder of Transfer Restricted Securities, during the period of such Registration Default in an amount equal to $0.192 per week per $1,000 principal amount of the Notes constituting Transfer Restricted Securities held by such Holder until the applicable Registration Statement is filed or declared effective, the Exchange Offer is consummated or the Shelf Registration Statement again becomes effective, as the case may be; provided, however, no liquidated damages shall be payable for a Registration Default under clause (iii) above if a Shelf Registration Statement covering resales of the Transfer Restricted Securities for which the Exchange Offer was intended shall have been declared effective. All accrued liquidated damages shall be paid to Holders in the same manner as interest payments on the Notes on semi-annual payment dates which correspond to interest payment dates for the Notes. Following the cure of all Registration Defaults, the accrual of liquidated damages will cease.

     The Exchange and Registration Rights Agreement also provides that the Company (i) shall make available for a period of 90 days after the consummation of the Exchange Offer a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any such Exchange Notes and (ii) shall pay all expenses incident to the Exchange Offer (including the expenses of one counsel to the holders of the Notes) and will indemnify certain Holders of the Notes (including any broker-dealer) against certain liabilities, including liabilities under the Securities Act. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act, and will be bound by the provisions of the Exchange and Registration Rights Agreement (including certain indemnification rights and obligations).

     Each Holder of Old Notes that wishes to exchange Old Notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including representations that (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement with any person to participate in the distribution of the Exchange Notes and
(iii) it is not an "affiliate," as defined in Rule 405 of the Securities Act, of the Company or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

     If a Holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of the Exchange Notes. If a Holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Old Notes that were acquired as a result of market making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

     Holders of Old Notes will be required to make certain representations to the Company (as described above) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement in order to have their Old Notes included in the Shelf Registration Statement and benefit from the provisions regarding liquidated damages set forth in the preceding paragraphs. A Holder who sells Old Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Exchange and Registration Rights Agreement which are applicable to such a holder (including certain indemnification obligations).

     For so long as Old Notes are outstanding, the Company will continue to provide to Holders of Old Notes and to prospective purchasers of Old Notes the information required by paragraph (d)(4) of Rule 144A under the Securities Act ("Rule 144A").

     The foregoing description of the Exchange and Registration Rights Agreement is a summary only, does not purport to be complete and is qualified in its entirety by reference to all provisions of the Exchange and Registration Rights Agreement.

                       TRANSFER RESTRICTIONS ON OLD NOTES

OFFERS AND SALES BY THE INITIAL PURCHASERS

     The Old Notes were not registered under the Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons except in accordance with an applicable exemption from the registration requirements thereof. Accordingly, the Old Notes were offered and sold only in the United States to QIBs under Rule 144A under the Securities Act who, prior to their purchase of Old Notes, delivered to the Initial Purchasers a letter containing certain representations and agreements, in a private sale exempt from the registration requirements of the Securities Act.

INVESTOR REPRESENTATIONS AND RESTRICTIONS ON RESALE

     Each purchaser of Old Notes was deemed to have acknowledged, represented to and agreed with the Company and the Initial Purchasers as follows:

          1. It understands and acknowledges that the Old Notes have not been registered under the Securities Act or any other applicable securities laws, and that the Old Notes are being offered for resale in transactions not requiring registration under the Securities Act or any other securities laws, including sales pursuant to Rule 144A and, unless so registered, may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act or any other applicable securities laws, pursuant to any exemption therefrom or in a transaction not subject thereto and in each case in compliance with the conditions for transfer set forth in paragraph (4) below.

          2. It is not an "affiliate" (as defined in Rule 144 under the Securities Act) of the Company or acting on behalf of the Company and is a QIB and is aware that any sale of Old Notes to it will be made in reliance on Rule 144A and such acquisition will be for its own account or for the account of another QIB.

          3. It acknowledges that none of the Company, the Initial Purchasers or any person representing the Company or the Initial Purchasers has made any representation to it with respect to the Company, or the Offering, other than the information contained in the Offering Memorandum, which has been delivered to it and upon which it is relying in making its investment decision with respect to the Old Notes. It has had access to such financial and other information concerning the Company and the Old Notes as it has deemed necessary in connection with its decision to purchase the Old Notes, including an opportunity to ask questions of and request information from the Company and the Initial Purchasers.

          4. It is purchasing the Old Notes for its own account or for one or more investor accounts for which it is acting as a fiduciary or agent, in each case not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act, subject to any requirement of law that the disposition of its property or the property of such investor account or accounts be at all times within its or their control and subject to its or their ability to resell such Old Notes pursuant to Rule 144A or any exemption from registration available under the Securities Act. It agrees on its own behalf and on behalf of any investor account for which it is purchasing the Old Notes, and each subsequent Holder of the Old Notes by its acceptance thereof will agree, to offer, sell or otherwise transfer such Old Notes prior to the date which is two years after the later of the date of original issue and the last date that the Company or any affiliate of the Company was the owner of such Old Notes or any predecessor thereto) (the "Resale Restriction Termination Date") only (a) to the Company, (b) pursuant to a registration statement that has been declared effective under the Securities Act, (c) for so long as the Old Notes are eligible for resale pursuant to Rule 144A, to a person it reasonably believes is a QIB that purchases for its own account or for the account of a QIB to whom notice is given that the transfer is being made in reliance on Rule 144A, (d) pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities

     Act, (e) to an Institutional Accredited Investor that is purchasing for its own account or for the account of such Institutional Accredited Investor, in each case in a minimum principal amount of the Old Notes of $250,000 or
     (f) pursuant to any other available exemption from the registration requirements of the Securities Act, subject in each of the foregoing cases to any requirement of law that the disposition of its property or the property of such investor account or accounts be at all times within its or their control. The foregoing restrictions on resale will not apply subsequent to the Resale Restriction Termination Date. If any resale or other transfer of the Old Notes is proposed to be made pursuant to clause
     (e) above prior to the Resale Restriction Termination Date, the transferor shall deliver a letter from the transferee substantially in the form of Annex A hereto to the Company and the Trustee, which shall provide, among other things, that the transferee is an Institutional Accredited Investor that is acquiring such Notes not for distribution in violation of the Securities Act. Each purchaser acknowledges that the Company and the Trustee reserve the right prior to any offer, sale or other transfer prior to the Resale Restriction Termination Date of the Old Notes pursuant to clauses (d), (e) and (f) above to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to the Company and the Trustee. Each purchaser acknowledges that each Old Note will contain a legend substantially to the following effect.

          THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

          THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE "RESALE RESTRICTION TERMINATION DATE") WHICH IS TWO YEARS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE COMPANY WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY), ONLY (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL ACCREDITED INVESTOR WITHIN THE MEANING OF RULE 501 (a)(1),
     (2), (3) OR (7) UNDER THE SECURITIES ACT THAT IS ACQUIRING THE SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL ACCREDITED INVESTOR, IN EACH CASE IN A MINIMUM PRINCIPAL AMOUNT OF THE SECURITIES OF $250,000, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO OR FOR OFFER OR SALE IN CONNECTION WITH ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE ISSUER'S AND THE TRUSTEE'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D), (E) AND (F) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND IN THE CASE OF THE FOREGOING CLAUSES (A)-(F), A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS SECURITY IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE COMPANY AND THE TRUSTEE. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

          5. It acknowledges that the Company, the Initial Purchasers and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and agrees that, if any of the acknowledgments, representations or warranties deemed to have been made by it by its purchase of Old Notes are no longer accurate, it shall promptly notify the Company and the Initial Purchasers. If it is acquiring any Old Notes as a fiduciary or agent for one or more investor accounts, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each such account.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use
in connection with any such resale. In addition, until       , 1997, all dealers
effecting transactions in the Exchange Notes may be required to deliver a prospectus.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the Holders of the Notes) other than commissions or concessions of any broker-dealers and will indemnify the Holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the issuance of the Exchange Notes offered hereby is being passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The audited consolidated financial statements included in this Prospectus, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     Information relating to the estimated proved reserves of oil and natural gas and the related estimates of future net revenues and present values thereof as of December 31, 1996 and 1995, as included in this Prospectus and in the notes to the financial statements of the Company, have been prepared by Miller and Lents, Ltd., independent petroleum engineers and, to such extent, are included herein in reliance upon the authority of such firm as experts with respect to such reports and audits.

                         GLOSSARY OF OIL AND GAS TERMS

     The definitions set forth below shall apply to the indicated terms as used in this Prospectus. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

     AMI. Area of Mutual Interest.

     Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

     Bcf. Billion cubic feet.

     Bcfe. Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

     Completion. The installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

     Developed acreage. The number of acres that are allocated or assignable to producing wells or wells capable of production.

     Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

     Dry hole or well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

     Exploratory well. A well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

     Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

     Finding costs. Total costs incurred in oil and gas acquisition, exploration and development activities and capitalized interest divided by total reserve additions, including purchases of minerals in place, extensions, discoveries, revisions and other additions.

     Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

     Liquids. Crude oil, condensate and natural gas liquids.

     MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

     Mcf. One thousand cubic feet.

     Mcf/d. One thousand cubic feet per day.

     Mcfe. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     MMS. Mineral Management Service of the United States Department of the Interior.

     MMbtu. One million Btus.

     MMcf. One million cubic feet.

     MMcfe. One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

     Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells, as the case may be.

     Oil. Crude oil and condensate.

     Operating cash inflows per Mcfe. Net operating cash inflows as listed in the Consolidated Statements of Cash Flows in the Consolidated Financial Statements divided by net gas equivalent production for the applicable periods.

     Present value or PV10. When used with respect to oil and natural gas reserves, the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

     Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

     Proved developed nonproducing reserves. Proved developed reserves expected to be recovered from zones behind casing in existing wells.

     Proved developed producing reserves. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and capable of production to market.

     Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     Proved undeveloped location. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

     Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

     Recompletion. The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

     Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

     Royalty interest. An interest in an oil and natural gas property entitling the owner to a share of oil or natural gas production free of costs of production.

     Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

     Updip. A higher point in the reservoir.

     Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

     Workover. Operations on a producing well to restore or increase production.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996
  (Audited) and June 30, 1997 (Unaudited)...................  F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1994, 1995 and 1996 (Audited) and for the Six
  Months Ended June 30, 1996 and 1997 (Unaudited)...........  F-4
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1994, 1995 and 1996 (Audited) and
  for the Six Months Ended June 30, 1997 (Unaudited)........  F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1994, 1995 and 1996 (Audited) and for the Six
  Months Ended June 30, 1996 and 1997 (Unaudited)...........  F-6
Notes to Consolidated Financial Statements..................  F-7

CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

None

     All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Belco Oil & Gas Corp.:

     We have audited the accompanying consolidated balance sheets of Belco Oil & Gas Corp. (a Nevada Corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Belco Oil & Gas Corp. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP
Houston, Texas
February 28, 1997

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                            DECEMBER 31,
                                                         -------------------   SIX MONTHS ENDED
                                                           1995       1996      JUNE 30, 1997
                                                         --------   --------   ----------------
                                                                                 (UNAUDITED)
                                                                     (IN THOUSANDS)
CURRENT ASSETS:
  Cash and cash equivalents............................  $  1,556   $ 43,473      $   1,878
  Accounts receivable, oil and gas.....................    16,979     28,934         22,571
  Assets from commodity price risk management
     activities........................................        --      2,249          2,876
  Advances to oil and gas operators....................        45         69            674
  Other current assets.................................       401        456          2,196
                                                         --------   --------      ---------
          Total Current Assets.........................    18,981     75,181         30,195
                                                         --------   --------      ---------
PROPERTY AND EQUIPMENT:
  Oil and gas properties at cost based on full-cost
     accounting --
     Proved oil and gas properties.....................   152,081    237,150        294,936
     Unproved oil and gas properties...................    19,927     77,570         79,677
     Less -- Accumulated depreciation, depletion and
       amortization....................................   (45,771)   (86,490)      (108,188)
                                                         --------   --------      ---------
          Net property and equipment...................   126,237    228,230        266,425
                                                         --------   --------      ---------
OTHER ASSETS...........................................       332        507         31,462
                                                         --------   --------      ---------
          Total Assets.................................  $145,550   $303,918      $ 328,082
                                                         ========   ========      =========
                                    LIABILITIES AND EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt.................  $     --   $     --      $  10,000
  Accounts payable and accrued liabilities.............     8,440     16,886          4,931
  Distribution payable.................................    10,095         --             --
  Liabilities from commodity price risk management
     activities........................................        --      7,220          5,578
  Income taxes payable.................................        --      2,408             13
                                                         --------   --------      ---------
          Total Current Liabilities....................    18,535     26,514         20,522
                                                         --------   --------      ---------
LONG-TERM DEBT.........................................    22,000         --             --
DEFERRED INCOME TAXES..................................        --     39,967         48,871
LIABILITIES FROM COMMODITY PRICE RISK MANAGEMENT
  ACTIVITIES...........................................        --      4,234          3,717
STOCKHOLDERS' EQUITY:
  Preferred stock, $0.01 par value; 10,000,000 shares
     authorized; none issued or outstanding............        --         --             --
  Common Stock, $0.01 par value; 120,000,000 shares
     authorized; 31,577,300 shares issued and
     outstanding at December 31, 1996 and June 30,
     1997, respectively................................        --        316            316
  Additional paid-in capital...........................        --    186,703        186,798
  Retained earnings....................................        --     48,244         69,861
  Combined equity of predecessor entities..............   105,849         --             --
  Unearned compensation................................        --     (1,285)        (1,228)
  Notes receivable for equity interest.................      (834)      (775)          (775)
                                                         --------   --------      ---------
          Total Stockholders' Equity...................   105,015    233,203        254,972
                                                         --------   --------      ---------
          Total Liabilities and Stockholders' Equity...  $145,550   $303,918      $ 328,082
                                                         ========   ========      =========

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                         FOR THE YEAR ENDED            FOR THE SIX MONTHS
                                            DECEMBER 31,                 ENDED JUNE 30,
                                    ----------------------------      --------------------
                                     1994      1995       1996         1996         1997
                                    -------   -------   --------      -------      -------
                                                                          (UNAUDITED)
                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES:
  Oil and gas sales...............  $40,362   $68,767   $119,710      $56,646      $62,578
  Commodity price risk management
     activities...................      550     9,480     (5,967)       2,633       (3,098)
  Interest........................      195       353      2,653          886        1,268
                                    -------   -------   --------      -------      -------
          Total revenues..........   41,107    78,600    116,396       60,165       60,748
                                    -------   -------   --------      -------      -------
COSTS AND EXPENSES:
  Oil and gas operating
     expenses.....................    5,510     5,824      7,847        3,879        4,504
  Depreciation, depletion and
     amortization.................   14,072    27,590     40,904       19,320       21,698
  General and administrative......    2,269     2,597      3,059        1,756        1,670
                                    -------   -------   --------      -------      -------
          Total costs and
            expenses..............   21,851    36,011     51,810       24,955       27,872
                                    -------   -------   --------      -------      -------
INCOME BEFORE INCOME TAXES........   19,256    42,589     64,586       35,210       32,876
                                    -------   -------   --------      -------      -------
PROVISION FOR INCOME TAXES........       --        --     46,404(a)    36,264(a)    11,260
                                    -------   -------   --------      -------      -------
NET INCOME (LOSS).................  $19,256   $42,589   $ 18,182(a)   $(1,054)(a)  $21,616
                                    =======   =======   ========      =======      =======
PRO FORMA NET INCOME:
  Income before income taxes......  $19,256   $42,589   $ 64,586      $35,210      $32,876
  Pro forma provision for income
     taxes........................    5,030    13,852     21,953       11,790       11,260
                                    -------   -------   --------      -------      -------
          Pro forma net income....  $14,226   $28,737   $ 42,633      $23,420      $21,616
                                    =======   =======   ========      =======      =======
PRO FORMA NET INCOME PER COMMON
  SHARE...........................  $  0.57   $  1.15   $   1.42      $  0.82      $  0.69
                                    =======   =======   ========      =======      =======
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING.....................   25,000    25,000     29,986       28,447       31,500
                                    =======   =======   ========      =======      =======

---------------

(a) Includes a one-time non-cash deferred tax charge of $30.1 million recognized as a result of the Combination consummated on March 29, 1996. See Note 1. Historical net income per share, including the deferred tax charge, was $0.61 for the year ended December 31, 1996 and ($0.04) for the six months ended June 30, 1996. The pro forma amounts present the Company as if a taxable corporation for all periods and are based on the average number of shares outstanding during the period assuming the shares issued in connection with the Combination were outstanding for all periods.

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                                        NOTES
                                COMMON STOCK     ADDITIONAL                              COMBINED     RECEIVABLE
                               ---------------    PAID-IN       UNEARNED     RETAINED   PREDECESSOR   FOR EQUITY
                               SHARES   AMOUNT    CAPITAL     COMPENSATION   EARNINGS     EQUITY       INTEREST     TOTAL
                               ------   ------   ----------   ------------   --------   -----------   ----------   --------
BALANCE, December 31, 1993...      --    $ --     $     --      $    --      $    --     $ 47,188       $  --      $ 47,188
                               ------    ----     --------      -------      -------     --------       -----      --------
Contributions................      --      --           --           --           --       50,040          --        50,040
Distributions................      --      --           --           --           --      (26,468)         --       (26,468)
Issuance of employee notes
  receivable.................      --      --           --           --           --           --        (126)         (126)
Income before income taxes...      --      --           --           --           --       19,256          --        19,256
                               ------    ----     --------      -------      -------     --------       -----      --------
BALANCE, December 31, 1994...      --    $ --     $     --      $    --      $    --     $ 90,016       $(126)     $ 89,890
                               ------    ----     --------      -------      -------     --------       -----      --------
Contributions................      --      --           --           --           --        4,512          --         4,512
Distributions................      --      --           --           --           --      (31,268)         --       (31,268)
Issuance of employee notes
  receivable.................      --      --           --           --           --           --        (868)         (868)
Repayment of employee notes
  receivable.................      --      --           --           --           --           --         160           160
Income before income taxes...      --      --           --           --           --       42,589          --        42,589
                               ------    ----     --------      -------      -------     --------       -----      --------
BALANCE, December 31, 1995...      --    $ --     $     --      $    --      $    --     $105,849       $(834)     $105,015
                               ------    ----     --------      -------      -------     --------       -----      --------
Exchange combination.........  25,000     250       72,142           --           --      (72,392)         --            --
Public stock offering, net of
  costs of $10.4 million.....   6,500      65      113,050           --           --           --          --       113,115
Restricted stock issued......      77       1        1,511       (1,285)          --           --          --           227
Repayment of employee notes
  receivable.................      --      --           --           --           --           --          59            59
Distributions to predecessor
  owners.....................      --      --           --           --           --       (3,395)         --        (3,395)
Net Income (a)...............      --      --           --           --       48,244      (30,062)         --        18,182
                               ------    ----     --------      -------      -------     --------       -----      --------
BALANCE, December 31, 1996...  31,577    $316     $186,703      $(1,285)     $48,244     $     --       $(775)     $233,203
                               ------    ----     --------      -------      -------     --------       -----      --------
Restricted stock issued
  (Unaudited)................       4      --           95           57           --           --          --           152
Net income (Unaudited).......      --      --           --           --       21,617           --          --        21,617
                               ------    ----     --------      -------      -------     --------       -----      --------
BALANCE, June 30, 1997
  (Unaudited)................  31,581    $316     $186,798      $(1,228)     $69,861     $     --       $(775)     $254,972
                               ------    ----     --------      -------      -------     --------       -----      --------

---------------

(a) Includes a one-time non-cash deferred tax charge of $30.1 million recognized as a result of the Combination consummated on March 29, 1996. See Note 1.

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     FOR THE YEAR ENDED          FOR THE SIX MONTHS
                                                        DECEMBER 31,               ENDED JUNE 30,
                                               -------------------------------   -------------------
                                                 1994       1995       1996        1996       1997
                                               --------   --------   ---------   --------   --------
                                                                                     (UNAUDITED)
                                                                  (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income(a)..............................  $ 19,256   $ 42,589   $  18,182   $ (1,054)  $ 21,616
  Adjustments to reconcile net income to net
    operating cash inflows --
    Depreciation, depletion and
      amortization...........................    14,072     27,590      40,904     19,320     21,698
    Deferred tax provision(a)................        --         --      39,967     35,644      8,904
    Amortization of restricted stock
      compensation...........................        --         --         227         --        152
    Commodity price risk management
      activities.............................       277       (570)      9,436         --     (2,786)
    Changes in operating assets and
      liabilities --
      Accounts receivable, oil and gas.......    (6,084)    (6,445)    (11,955)    (8,207)     6,363
      Other current assets...................        --         --        (286)       401         53
      Accounts payable and accrued
         liabilities.........................       605     (1,127)     11,584      2,539     (2,785)
                                               --------   --------   ---------   --------   --------
         Net operating cash inflows..........    28,126     62,037     108,059     48,643     53,215
                                               --------   --------   ---------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Exploration and development expenditures...   (52,230)   (71,387)   (142,712)   (59,778)   (71,693)
  Investment in Hugoton Energy Corporation...        --         --          --         --    (30,870)
  Changes in accounts payable and accrued
    liabilities for oil and gas
    expenditures.............................       721      5,243        (730)     4,616     (1,564)
  Proceeds from sale of oil and gas
    properties...............................        --         --          --         --     11,800
  Change in advances to oil and gas
    operators................................    (1,012)     1,566         (24)        45       (605)
  Changes in other assets....................      (149)      (555)       (360)      (106)    (1,878)
                                               --------   --------   ---------   --------   --------
         Net investing cash outflows.........   (52,670)   (65,133)   (143,826)   (55,223)   (94,810)
                                               --------   --------   ---------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from initial public offering......        --         --     113,115    113,115         --
  Long-term borrowings.......................     6,930     17,170      13,300     13,300         --
  Long-term debt repayments..................        --     (2,100)    (35,300)   (35,300)        --
  Equity contributions.......................    50,040      4,512          --         --         --
  Equity distributions.......................   (26,468)   (21,173)    (13,490)   (13,865)        --
  Employee loans, net........................      (126)      (708)         59         89         --
                                               --------   --------   ---------   --------   --------
         Net financing cash inflows
           (outflows)........................    30,376     (2,299)     77,684     77,339         --
                                               --------   --------   ---------   --------   --------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS................................     5,832     (5,395)     41,917     70,759    (41,595)
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD.....................................     1,119      6,951       1,556      1,556     43,473
                                               --------   --------   ---------   --------   --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...  $  6,951   $  1,556   $  43,473   $ 72,315   $  1,878
                                               ========   ========   =========   ========   ========

---------------

(a) Prior to March 29, 1996, the earnings of the Company were not subject to corporate income taxes as the Company, prior to the Combination, was a group of non-taxpaying entities. See Note 1.

          The accompanying notes to consolidated financial statements are an integral part of these statements.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 IS UNAUDITED)

NOTE 1 -- ORGANIZATION AND NATURE OF OPERATIONS

  Organization

     Belco Oil & Gas Corp. was organized as a Nevada corporation in January 1996 in connection with the combination of assets (the "Combination") consisting of ownership interests (the "Combined Assets") in certain entities and direct interests in oil and gas properties and certain hedge transactions owned by the predecessors and entities related thereto. On March 29, 1996, Belco Oil & Gas Corp. completed its initial public offering (the "Offering") issuing 6,500,000 shares of Common Stock at $19 per share. Belco Oil & Gas Corp. and the owners of the Combined Assets entered into an Exchange and Subscription Agreement and Plan of Reorganization dated as of January 1, 1996 (the "Exchange Agreement") that provided for the issuance by the Company of an aggregate of 25,000,000 shares of Common Stock to such owners in exchange for the Combined Assets on March 29, 1996, the date the Offering closed. The owners of the Combined Assets received shares of Common Stock proportionate to the value of the Combined Assets underlying their ownership interests in the predecessors and the direct interests.

     The Combination was accounted for as a reorganization of entities under common control because of the common control of the stockholders of Belco Oil & Gas Corp. and by virtue of their direct ownership of the entities and interests exchanged. Accordingly, the net assets acquired in the Combination have been recorded at the historical cost basis of the affiliated predecessor owners.

     Belco Oil & Gas Corp. and its subsidiaries and prior to March 29, 1996, the combined predecessor entities, are referred to herein as "Belco" or the "Company".

  Nature of Operations

     The Company is an independent energy company engaged in the exploration, development and production of natural gas and oil. The Company operates in this single industry segment, and all operations are conducted in the United States. The Company's operations are presently focused in the Giddings Field (east central Texas), the Moxa Arch Trend (southwest Wyoming) and to a lesser extent the Golden Trend Field (southern Oklahoma) and Louisiana.

     Substantially all of the Company's production is sold under market-sensitive contracts. The Company's revenue, profitability and future rate of growth are substantially dependent upon the price of, and demand for, oil, natural gas and natural gas liquids. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include the level of consumer product demand, weather conditions, domestic and foreign governmental regulations, the price and availability of alternative fuels, political conditions in the Middle East, the foreign supply of oil and natural gas, the price of foreign imports and overall economic conditions. The Company is affected more by fluctuations in natural gas prices than oil prices, because a majority of its production (92 percent during 1996 on a volumetric equivalent basis) was natural gas. With the objective of reducing price risk, the Company has entered into hedging and related price risk management transactions with respect to a significant amount of its expected future production (see Note 6).

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements for the year ended December 31, 1996 include the accounts of the Company and its wholly-owned subsidiaries. The Company's interests in the Moxa Arch investment

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES
programs (the 1992 Moxa Arch Drilling Program, the 1993 Moxa Arch Drilling Program and the Moxa Arch 1992 Offset Drilling Program) are accounted for using the proportionate consolidation method of accounting for investments in oil and gas property interests, whereby the Company's share of each program's assets, liabilities, revenues and expenses is included in the appropriate accounts of the consolidated financial statements. All material intercompany balances and transactions have been eliminated.

     For the years ended December 31, 1995 and 1994, the combined accounts are prepared using the historical costs and results of operations of the combined predecessor entities as if such entities had always been combined.

  Property and Equipment

     The Company follows the full-cost method of accounting for oil and gas properties. Accordingly, all costs associated with acquisition, exploration and development of oil and gas reserves, including directly related internal costs, are capitalized. The Company capitalized $3,065,000, $1,181,000 and $127,000 of internal costs during 1996, 1995 and 1994, respectively.

     Oil and gas properties are amortized on the unit-of-production method using estimates of proved reserve quantities. Investments in unproved properties are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. The amortizable base includes estimated future development costs and, where significant, dismantlement, restoration and abandonment costs, net of estimated salvage values.

     In addition, the capitalization costs of proved oil and gas properties are subject to a "ceiling test," which limits such costs to the estimated present value net of related tax effects, discounted at a 10 percent interest rate, of future net cash flows from proved reserves, based on current economic and operating conditions. If capitalized costs exceed this limit, the excess is charged to depreciation, depletion and amortization.

     Sales and other dispositions of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless significant reserves are involved. Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

  Management Fees

     The Company manages three investment Programs which were formed during 1992-1994 to acquire and develop interests in certain drilling prospects. The Company offered, to certain qualified investors, the opportunity to invest in the prospects through participation in the Programs. In return for its management activities on behalf of the Programs, the Company earns an annual management fee of one percent of committed capital. After elimination of management fees received from affiliated entities, including predecessor owners, the Company earned management fees totaling $583,000, $602,000 and $763,000 during 1996, 1995 and 1994, respectively. Such management fees have been credited to oil and gas property costs.

  Capitalization of Interest

     Interest costs related to the acquisition and development of unproved properties are capitalized to oil and gas properties. Interest costs capitalized for the years ended December 31, 1996 and 1995, totaled $434,000 and $911,000, respectively. Interest costs for the year ended December 31, 1994, were not significant.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

  Accounting for Commodity Price Risk Management Activities

     The Company periodically engages in price risk management activities in order to manage its exposure to oil and gas price volatility. Gains and losses, including terminated hedges, related to qualifying hedges of the Company's oil and gas production are deferred and are recognized as revenues as the associated production occurs.

     Estimates of future cash flows applicable to oil and gas commodity hedges are reflected in future cash flows from proved reserves in the supplemental oil and gas disclosures, with such estimates based on prices in effect as of the date of the reserve report (See Note 13).

     Transactions that do not qualify for hedge accounting are accounted for using the mark-to-market method. Under such method, the financial instruments are reflected at market value at the end of the period with resulting unrealized gains and losses recorded as assets and liabilities in the consolidated financial statements. Changes in the market value of outstanding financial instruments are recognized as gains or losses in the period of change.

  Revenue Recognition

     Revenue from oil and gas sales is recorded on an accrual basis as title is transferred with deliveries at the wellhead.

  Gas Balancing

     The Company uses the sales method to account for natural gas imbalances. Under the sales method, the Company recognizes revenues based on the amount of gas sold to purchasers, which may differ from the amounts to which the Company is entitled based on its interests in the properties. However, revenue is deferred and a liability is recorded for those properties where production sold by the Company exceeds its entitled share of remaining natural gas reserves. Gas balancing obligations as of December 31, 1996 and 1995 were not significant. Additionally, gas imbalances are generally reflected as adjustments to reported gas reserves and future cash flows in the supplemental oil and gas disclosures.

  Income Taxes

     The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109 -- "Accounting for Income Taxes," which provides for an asset and liability approach for accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimate, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

     The earnings for the years ended December 31, 1995 and 1994 were not subject to corporate income taxes as the Company was a combination of nontaxpaying entities, including Subchapter S, limited liability corporations, partnership and joint venture entities and individual interest. Accordingly, earnings were directly taxable to the individual owners. The pro forma provision for income tax is an estimate of the Company's income taxes that would have been provided in accordance with SFAS No. 109, if the Company were a taxable entity during the periods presented (See Note 5).

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

  Stock-Based Compensation

     The Company accounts for employee stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, the adoption of SFAS No. 123, "Accounting for Stock-Based Compensation" in 1996 had no effect on the Company's results of operations.

  Equity Distribution Payable

     Undistributed production revenues for 1995, net of costs and expenses through December 31, 1995 were estimated at $10.1 million for distribution to the predecessor owners in 1996. This amount was accrued as an equity distribution payable at December 31, 1995. Actual required distributions totaled $13.5 million and were distributed in 1996.

  Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

  Pro Forma Net Income Per Share

     Pro forma net income per share is based on the weighted average number of shares of Common Stock outstanding. The computation assumes that the Company was incorporated during the periods presented and presents the shares issued in connection with the Combination as outstanding for all periods. The effects of Common Stock equivalent shares (stock options) and restricted stock were not material for the year ended 1996.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 -- "Earnings per Share" effective for interim and annual periods after December 15, 1997. This statement replaces primary earnings per share ("EPS") with a newly defined basic EPS and modifies the computation of diluted EPS. The Company's basic and diluted EPS computed using the requirements of SFAS 128 are substantially the same as the Company's currently disclosed pro forma net income per common share.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimated fair value of oil and gas commodity price risk management contracts and the estimate of proved oil and gas reserve volumes and the related discounted future net cash flows therefrom (See Notes 6 and 13).

  Unaudited Interim Information

     The unaudited interim combined financing statements as of June 30, 1997 and for each of the six month periods ended June 30, 1997 and 1996, included herein, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, the unaudited interim combined financial statements contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The interim financial results are not necessarily indicative of operating results for an entire year.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

NOTE 3 -- DEBT

     In December 1994, Belco Energy L.P. entered into a three-year revolving credit facility with The Chase Manhattan Bank (the "Bank"). Semiannually, the Bank will make a determination of the Company's borrowing base, determined solely at the discretion of the Bank. The Company may request two additional borrowing base redeterminations per annum. At December 31, 1996 the Credit Facility was $30 million with a borrowing base of $15 million.

     Principal outstanding, if any, is due and payable upon maturity in December 1997 with interest due quarterly. The terms of the agreement provide for interest at rates ranging from the prime rate plus .25 percent to .375 percent, or the Eurodollar Rate (ER) plus 1.75 percent to 1.875 percent. The applicable margin over the prime rate or ER varies depending on the aggregate advances outstanding as a percentage of the borrowing base. The unused portions of the borrowing base are subject to a .25 percent commitment fee.

     Covenants contained in the revolving credit agreement limit Belco Energy L.P.'s ability to incur additional indebtedness, create liens on its assets and prohibit speculative transactions in any commodities or futures market. Belco Energy L.P. is also limited in its ability to make loans, investments or guarantees and distributions of retained earnings. At December 31, 1996 restricted retained earnings totaled approximately $30 million. Additionally, Belco Energy L.P. is required to maintain a minimum tangible net worth ($30 million) and certain ratios of leverage (not greater than 1.5:1) and interest coverage (earnings before interest, taxes and depreciation, depletion and amortization to interest expense of not less than 2.75:1). The Bank has the ability in the event of default to perfect a security interest in certain of the Company's properties.

     The Company repaid all of its outstanding bank debt in March 1996 and as of December 31, 1996, there was no outstanding balance. As of June 30, 1997, $10 million was outstanding under the facility. The credit facility remains in effect to finance future obligations of the Company.

NOTE 4 -- RELATED-PARTY TRANSACTIONS

     The Company enters into a substantial portion of its Commodity Price Risk Management Activities with Enron Capital & Trade Resources (ECT), a subsidiary of Enron Corp. The Company's Chairman serves on the board of directors of Enron Corp. These agreements were entered into in the ordinary course of business of the Company and are on terms that the Company believes are no less favorable than the terms of similar arrangements with third parties. Pursuant to the terms of these agreements, (i) ECT has paid to the Company a net amount of approximately $5,243,000 with respect to 1996, (ii) ECT has paid to the Company a net amount of approximately $5,370,000 with respect to 1995 and (iii) the Company paid to ECT a net amount of approximately $22,000 with respect to 1994.

     The Company's executive offices are leased from its Chairman and $250,000 was paid under such lease in 1996. Lease expense for the Company's executive offices for the period from inception through 1995 was paid by the Chairman, with no reimbursement. The Company has recorded an office space and service expense and a corresponding capital contribution of approximately $250,000 and $200,000 for the periods ended December 31, 1995 and 1994, respectively, based on an estimated allocation of space occupied. The Company's remaining commitment related to the office space and service charge is $250,000 per year through 1999. Management believes the fee compares favorably to the terms which might have been available from a non-affiliated party.

     Additionally, from inception through March 31, 1996, the Company's Chairman did not draw any compensation from the Company. The Company has recorded salary and benefits expense and a corresponding capital contribution of $150,000 for each of the periods ended December 31, 1995 and

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

1994, based on estimates of time devoted to the Company and using expected 1996 compensation. In 1996, the Chairman commenced receiving compensation.

     Certain employees of the Company had an ownership interest in certain oil and gas properties held by the Company as of December 31, 1995, and 1994. The Company had receivables of $775,000, $834,000 and $126,000 as of December 31, 1996, 1995 and 1994, respectively, related to amounts loaned to employees in connection with employee purchases of oil and gas interests. Such receivables have been recorded as a reduction of equity in the consolidated balance sheets, as such interests were exchanged for Common Stock in the Combination (see Note
1). The Company also had payables of $102,000 and $81,000 to the employees at December 31, 1995 and 1994, respectively, related to revenues generated by the properties in which the employees had such ownership interest.

     In 1995, the Company engaged Midway Partners LLC (Midway) to serve as advisor in connection with certain financial matters of the Company, including the Combination and the potential initial public offering of the Company's Common Stock. The Company's Senior Financial and Legal Advisor and General Counsel is one of two managing partners and principals of Midway. In connection with such engagement, the Company has paid Midway an advisory fee of $50,000. In 1996, upon consummation of the offering, the Company paid Midway an additional $200,000.

NOTE 5 -- INCOME TAXES

     Prior to March 29, 1996, the earnings of the Company were not subject to corporate income taxes as the Company, prior to the Combination, was a combination of non-taxpaying entities, including Subchapter S, limited liability corporations, partnership and joint venture entities and individual interests. Accordingly, taxable earnings were directly taxable to the individual owners through the date of the Combination. As a result of the Combination consummated on March 29, 1996, the Company became a taxpaying entity and recorded, in the first quarter of 1996, a $30.1 million one-time, non-cash charge to earnings to establish a deferred tax liability. The historical provision for income taxes for the year ended December 31, 1996 includes the one-time charge. The pro forma provision for income taxes reflected in the Consolidated Statements of Operations for the years ended December 31, 1996, 1995 and 1994 has been presented to reflect the Company's income taxes under the assumption that the Company was a taxpaying entity since its inception.

     Although the effective date of the Exchange Agreement is January 1, 1996, each owner of the Combined Assets will be required under existing federal income tax rules and regulations to include in its taxable income, for all periods ending on the date of or prior to the completion of the Combination (March 29, 1996), its allocable portion of the taxable income attributable to the Combined Assets and will be entitled to all tax benefits related to the Combined Assets through the completion of the Combination on March 29, 1996.

     Total provision for income taxes consists of the following:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1996
                                                              -----------------
                                                               (IN THOUSANDS)
Payable currently:
  Federal...................................................       $ 6,345
  State.....................................................            92
                                                                   -------
                                                                     6,437
                                                                   -------
Deferred:                                                           39,967
                                                                   -------
          Total provision for income taxes..................       $46,404
                                                                   =======

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

     The differences between the statutory federal income taxes and the Company's pro forma effective taxes is summarized as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                      -----------------------------
                                                       1994       1995       1996
                                                      -------    -------    -------
                                                             (IN THOUSANDS)
Statutory federal income taxes......................  $ 6,740    $14,906    $22,605
State income tax, net of federal benefit............       50        115         80
Section 29 tax credits..............................   (1,530)      (909)      (947)
Other...............................................     (230)      (260)       215
                                                      -------    -------    -------
Pro forma provision for income taxes................  $ 5,030    $13,852    $21,953
                                                      =======    =======    =======

     The principal components of the Company's net deferred income tax liability at December 31, 1996 are as follows:

                                                                   1996
                                                              --------------
                                                              (IN THOUSANDS)
Deferred income tax assets
  Commodity price risk management activities................     $(1,494)
  Other.....................................................        (245)
                                                                 -------
                                                                  (1,739)
                                                                 -------
Deferred income tax liabilities
  Depreciation, depletion and amortization..................      41,159
  Other.....................................................         547
                                                                 -------
                                                                  41,706
                                                                 -------
          Net deferred income tax liability.................     $39,967
                                                                 =======

  Section 29 Tax Credit

     The natural gas production from wells drilled on certain of the Company's properties in the Moxa Arch Trend and Golden Trend Field qualifies for the
Section 29 Tax Credit. The Section 29 Tax Credit is an income tax credit against regular federal income tax liability with respect to sales of the Company's production of natural gas produced from tight gas sand formations, subject to a number of limitations. Fuels qualifying for the Section 29 Tax Credit must be produced from a well drilled or a facility placed in service after November 5, 1990 and before January 1, 1993, and be sold before January 1, 2003.

     The basic credit, which is currently approximately $0.52 per MMBtu of natural gas produced from tight sand reservoirs and approximately $1.03 per MMBtu of natural gas produced from Devonian Shale, is computed by reference to the price of crude oil and is phased out as the price of oil exceeds $23.50 in 1979 dollars (as adjusted for inflation) with complete phaseout if such price exceeds $29.50 in 1979 dollars (as adjusted for inflation). Under this formula, the commencement of phaseout would be triggered if the average price for crude oil rose above approximately $45 per Bbl in current dollars. The Company estimates that it generated approximately $0.9 million of Section 29 Tax Credits in 1996. The Section 29 Tax Credit may not be credited against the alternative minimum tax, but under certain circumstances may be carried over and applied against regular tax liability in future years. Therefore, no assurances can be given that the Company's Section 29 Tax Credits will reduce its federal income tax liability in any particular year. As production from qualified wells decline, the production based tax credit will also decline.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

  Texas Severance Tax Abatement

     Production from natural gas wells that have been certified as tight formations or deep wells by the Texas Railroad Commission ("high cost gas wells") and that are spudded or completed during the period from June 16, 1989 to September 1, 1996 qualify for an exemption from the 7.5% severance tax in Texas on natural gas and natural gas liquids produced by such wells prior to August 31, 2001. The natural gas production from wells drilled on certain of the Company's properties in the Austin Chalk area qualify for this tax reduction. In addition, high cost gas wells that are spudded or completed during the period from September 1, 1996 to August 31, 2002 are entitled to receive a severance tax reduction upon obtaining a high cost gas certification from the Texas Railroad Commission within 180 days after first production. The tax reduction is based on a formula composed of the statewide "median" (as determined by the State of Texas from producer reports) and the producer's actual drilling and completion costs. More expensive wells will receive a greater amount of tax credit. This tax rate reduction remains in effect for 10 years or until the aggregate tax credits received equal 50% of the total drilling and completion costs. The reduction in severance taxes for such wells is reflected as a reduction in oil and gas operating expenses and an increase in the standardized measure of discounted future net cash flows relating to proved oil and gas reserves (See Note 13).

NOTE 6 -- COMMODITY PRICE RISK MANAGEMENT ACTIVITIES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

  Hedging Transactions

     With the objective of achieving more predictable revenues and cash flows and reducing the exposure to fluctuations in gas and oil prices, the Company has entered into hedging transactions of various kinds with respect to both gas and oil. While the use of these hedging arrangements limits the downside risk of adverse price movements, it may also limit future revenues from favorable price movements. As of December 31, 1996, the Company had entered into hedging transactions with respect to a significant portion of its estimated production for 1997 and to a lesser extent its estimated production for 1998 and 1999. The Company continues to evaluate whether to enter into additional hedging transactions for future years. In addition, the Company may determine from time to time to terminate its then existing hedging positions if market conditions warrant.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

     The following table and notes thereto cover the Company's pricing and notional volumes on open natural gas and oil commodity hedges as of December 31, 1996:

                                                        PRODUCTION PERIODS
                                              --------------------------------------
                                               1997       1998       1999     TOTAL
                                              -------    -------    ------   -------
Gas --
  Price swaps -- receive fixed price
     (thousand MMBtu)(1)(6).................   14,305      3,665        --    17,970
     Average price, per MMBtu...............  $  2.10    $  2.01        --   $  2.08
  Collars and options (thousand MMBtu)(2)...    8,350      9,885        --    18,235
     Average floor price, per MMBtu.........  $  2.05    $  1.92        --   $  1.98
     Average ceiling price, per MMBtu.......  $  2.44    $  2.16        --   $  2.29
  Price swaps -- pay fixed price (thousand
     MMBtu)(3)..............................    8,777      1,070        --     9,847
     Average price, per MMBtu...............  $  2.20    $  2.30        --   $  2.21
  Basis swaps (thousand MMBtu)(4)(5)........   35,158     10,950        --    46,108
     Average basis differential, per
       MMBtu................................  $   .20    $   .39        --   $   .25
Oil --
  Price swaps -- receive fixed price
     (MBbls)(1).............................      301         35        --       336
     Average price, per Bbl.................  $ 18.49    $ 18.49        --   $ 18.49
  Collars and options (MBbls)(2)............      353        242        25       620
     Average floor price, per Bbl...........  $ 18.22    $ 17.21    $17.00   $ 17.78
     Average ceiling price, per Bbl.........  $ 21.16    $ 18.92    $18.50   $ 20.18
  Price swaps -- pay fixed price
     (MBbls)(3).............................       60         --        --        60
     Average price, per Bbl.................  $ 21.70         --        --   $ 21.70

---------------

(1) For any particular swap transaction, the counterparty is required to make a payment to the Company in the event that the NYMEX Reference Price for any settlement period is less than the swap price for such hedge, and the Company is required to make a payment to the counterparty in the event that the NYMEX Reference Price for any settlement period is greater than the swap price for such hedge.

(2) For any particular collar transaction, the counterparty is required to make a payment to the Company if the average NYMEX Reference Price for the reference period is below the floor price for such transaction, and the Company is required to make payment to the counterparty if the average NYMEX Reference Price is above the ceiling price for such transaction.

(3) In order to close certain commodity price hedge positions, the Company entered into various swap positions where the Company is the fixed-price payor on the swap. In these transactions, the counterparty is required to make a payment to the Company in the event that the NYMEX Reference Price for any settlement period is greater than the swap price, and the Company is required to make a payment to the counterparty in the event that the NYMEX Reference Price for any settlement period is less than the swap price.

(4) Since most of the Company's gas is sold under spot contracts with reference to Houston Ship Channel prices and substantially all of the Company's hedge transactions are based on the NYMEX Reference Price, the Company has entered into basis swaps that require the counterparty to make a payment to the Company in the event that the average NYMEX Reference Price per MMBtu for a reference period exceeds the average price per MMBtu for gas delivered at the Houston Ship Channel for such reference period by a stated differential, and requires the Company to make a payment to the counterparty in the event that the NYMEX Reference Price exceeds the Houston Ship Channel price by less than a stated differential (or in the event that the Houston Ship Channel price exceeds the NYMEX Reference Price). The Company also sells its Wyoming gas at prices based on the Northwest Pipeline Rocky Mountain Index and has entered into basis swaps that require the counterparty to make a payment to the Company in the event that the NYMEX Reference Price per MMBtu for a reference period exceeds the Northwest Pipeline Rocky Mountain Index Price by more than a stated differential and requires the Company to make a payment to the counterparty in the event that the NYMEX Reference Price exceeds the Northwest Pipeline Rocky Mountain Index Price by less than a stated differential (or in the event that the Northwest Pipeline Rocky Mountain Index Price is greater than the NYMEX Reference Price).

(5) Does not include 3,650 thousand MMBtu of basis swaps in 1997 that are extendable at the election of the counterparty.

(6) Does not include 1,825 and 8,205 thousand MMBtu of swaps in 1997 and 1998, respectively, that are extendable at the election of the counterparty.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

     All of the above transactions were carried out in the over-the-counter market, and not on the NYMEX, with financial counterparties having at least an investment grade credit rating. All of these transactions provide solely for financial settlements related to closing prices on the NYMEX.

     In 1995 and 1994, a realized hedging gain of $9.5 million and $550,000, respectively, was included in Commodity Price Risk Management Revenues. At December 31, 1995, the Company had net deferred losses of $145,000 for settled derivative contracts and net deferred premium costs of $86,000, relative to future production periods. The current portion of these amounts are included in other current assets and the long-term portion in other assets.

     In 1996, a realized hedging loss of $83,000 was included in Commodity Price Risk Management Revenues. At December 31, 1996, the Company had accrued liabilities of $307,000 for settled derivative contracts and net deferred premium costs of $465,000, relative to future production periods. These amounts are included in Price Risk Management Activities as a current liability and current asset, respectively.

  Non-Hedging Transactions

     As described in Note 2, the Company uses the mark-to-market method of accounting for instruments that do not qualify for hedge accounting. The 1996 results of operations included an aggregate pre-tax loss of $5.9 million related to these activities which included (1) net realized losses on settlements totaling $3.9 million, (2) net premiums received totaling $7.4 million and (3) the unrealized loss resulting from net change in the value of the Company's mark-to-market portfolio of price risk management activities for the year ended December 31, 1996 of $9.4 million, all included in Commodity Price Risk Management Revenues. As a result of the increase in oil and natural gas prices which occurred in the fourth quarter, the Company recorded a fourth quarter pre-tax loss of $8.4 million from Commodity Price Risk Management Activities which included a $4.2 million ($2.77 million net of tax) non-cash charge for unrealized losses related to mark-to-market accounting requirements. At December 31, 1996, the Company's consolidated balance sheet reflects $1.8 million and $11.2 million of price risk management assets and liabilities, respectively, which includes primarily the mark-to-market reserve. The Company had not entered into any financial instruments that did not qualify for hedge accounting prior to 1996.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

     The following table and notes thereto cover the Company's pricing and notional volumes on open natural gas and oil financial instruments at December 31, 1996, that do not qualify for hedge accounting:

                                                      PRODUCTION PERIODS
                                           ----------------------------------------
                                            1997       1998       1999       TOTAL
                                           -------    -------    -------    -------
Gas --
  Straddles (thousand MMBtu)(1)..........    1,825         --         --      1,825
     Average price, per MMBtu............  $  2.24         --         --    $  2.24
  Calls Sold (thousand MMBtu)(2).........   11,260     10,950         --     22,210
     Average price, per MMBtu............  $  2.04    $  2.27         --    $  2.15
  Puts Sold (thousand MMBtu)(2)..........    5,360      1,093         --      6,453
     Average price, per MMBtu............  $  1.98    $  2.00         --    $  1.98
  Price swaps -- pay fixed price
     (thousand MMBtu)....................    5,430         --         --      5,430
     Average price, per MMBtu............  $  1.99         --         --    $  1.99
Oil --
  Calls Sold (MBbls)(2)..................      301         68          6        375
     Average price, per Bbl..............  $ 22.41    $ 22.21    $ 22.00    $ 22.37
  Puts Sold (MBbls)(2)...................       --         60         --         60
     Average price, per Bbl..............       --    $ 19.75         --    $ 19.75

---------------

(1) A straddle is a combination of a put sold and a call sold. The Company is required to make a payment to the counterparty in the event that the NYMEX Reference Price for any settlement period is greater than the ceiling price or less than the floor price. The Company receives a significant premium upon entering into such contract.

(2) Calls sold or puts sold under written option contracts, in return for a significant premium received by the Company upon initiation of the contract, the Company is required to make a payment to the counterparty in the event that the NYMEX Reference Price for any settlement period is greater than the price of the call sold, or less than the price of the put sold.

  Fair Value of Financial Instruments

     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996 and 1995. SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                              DECEMBER 31, 1995    DECEMBER 31, 1996
                                              ------------------   ------------------
                                              CARRYING    FAIR     CARRYING    FAIR
                                               AMOUNT     VALUE     AMOUNT     VALUE
                                              --------   -------   --------   -------
                                                          (IN THOUSANDS)
Cash and cash equivalents...................  $ 1,556    $ 1,556   $43,473    $43,473
Long-term bank debt.........................   22,000     22,000        --         --
Oil and gas commodity -- Hedges.............      231      9,200       158     (8,555)
                          -- Non-hedges.....       --         --    (9,363)    (9,363)

     The following methods and assumptions were used to estimate the fair value of the financial instruments summarized in the above table. The carrying values of trade receivables and trade payables included in the accompanying consolidated balance sheets approximated market value at December 31, 1996 and 1995.

  Cash and Cash Equivalents

     The carrying amounts approximate fair value because of the short maturity of those instruments.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

  Long-Term Debt

     The fair value of the Company's debt is assumed to be the same as the carrying value because the interest rate is variable and is reflective of market rates.

  Oil and Gas Commodity Financial Instruments

     The estimated fair value of oil and gas commodity financial instruments has been determined by using available market data and applying certain valuation methodologies. In some cases, quotes of termination values were available. Judgment is necessarily required in interpreting market data, and the use of different market assumptions or estimation methodologies could result in different estimates of fair value.

NOTE 7 -- COMMITMENTS AND CONTINGENCIES

  Future Contingencies Related to the Moxa Arch Programs

     From 1992 to 1994, the Company established three Moxa Arch investment programs: the 1992 Moxa Arch Drilling Program, the 1993 Moxa Arch Drilling Program, and the Moxa Arch 1992 Offset Drilling Program. The Programs were established to develop certain drilling prospects acquired as a result of a farmout agreement with Amoco Production Company and others. The Company offered certain qualified investors (the Investors) the opportunity to invest in the prospects through participation in the Programs. The Programs have invested $116.6 million in connection with the development of the Moxa Arch Trend of Southwest Wyoming. Through October 30, 1996, the Company owned approximately
55.20 percent of the 1992 Moxa Arch Drilling Program, 32.45 percent of the 1993 Moxa Arch Drilling Program, and 58.21 percent of the Moxa Arch 1992 Offset Drilling Program. On October 31, 1996 the Company purchased from certain third-party investors interests (the "Acquired Interests") in the Belco Oil & Gas Corp. 1992, 1993 and 1992 Offset Moxa Arch Drilling Programs. The effective date of the purchase was October 31, 1996 for financial reporting purposes. The Acquired Interests represent incremental working interests in the Company's natural gas wells in the Moxa Arch trend located in Lincoln, Sweetwater and Uinta Counties, Wyoming. The Company paid aggregate cash consideration of $9.9 million plus an 80% participation in potential natural gas price increases (net of incremental production costs) associated with production from the wells through July 31, 1999 (the "Price Participation Right"). After the purchase, the Company's interest in these programs was increased to 81.5% of the 1992 Moxa Arch Drilling Program, 74.0% of the 1993 Moxa Arch Drilling Program, and 80.5% of the Moxa Arch 1992 Offset Drilling Program. The transaction was accounted for using the purchase method of accounting.

     The remaining third-party investors in the Programs may "put" their interest to Belco annually through 2003, based upon a valuation by a nationally recognized independent petroleum engineering firm of the discounted net present value of the future net revenues from production of proved reserves attributable to the interests. The put amount is to be calculated based upon certain specified parameters including prices, discount factors and reserve life. No investor under the Programs exercised the put right in 1996. The Company is not obligated to repurchase in any one calendar year more than 30% of the interests originally acquired by the program investors (including, for purposes of this calculation, the Company's interest). The Company's purchase price under the put right has not been calculated given that no investors have exercised such right. However, using reserve values presented in Note 13, Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (SEC basis using year-end prices and a 10% discount rate), the maximum purchase price if all remaining investors exercised the put option would not be material to the Company as of December 31, 1996.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

  Lease Commitments

     At December 31, 1996, the Company had operating leases covering office space. Minimum rental commitments under such operating leases are as follows (in thousands):

                  YEAR ENDING DECEMBER 31,
                  ------------------------
       1997.................................................  $354
       1998.................................................   365
       1999.................................................   250
                                                              ----
            Total...........................................  $969
                                                              ====

     For the years ended December 31, 1996, 1995 and 1994, total rental expense was approximately $329,000, $317,000 and $200,000, respectively.

  Legal Proceedings

     The Company is a named defendant in routine litigation incidental to its business. While the ultimate results of these proceedings cannot be predicted with certainty, the Company does not believe that the outcome of these matters will have a material adverse effect on the Company.

  Environmental Matters

     The Company's operations are subject to various federal, state and local laws and regulations relating to the protection of the environment, which have become increasingly stringent. The Company believes its current operations are in material compliance with current environmental laws and regulations. There are no environmental claims pending or, to the Company's knowledge, threatened against the Company. There can be no assurance, however, that current regulatory requirements will not change, currently unforeseen environmental incidents will not occur or past noncompliance with environmental laws will not be discovered on the Company's properties.

NOTE 8 -- CASH FLOW INFORMATION

     The Company paid $4.0 million in income taxes during the 1996 period with the remaining 1996 liability for such taxes due in the first quarter of 1997. The Company paid $4.7 and $0.6 million in income taxes during the six-month periods ended June 30, 1997 and June 30, 1996, respectively. No income taxes were paid by the Company in 1995 and 1994 because the applicable taxes were paid by the individual owners of the affiliated entities and properties now included in the Company (See Note 5).

NOTE 9 -- CUSTOMER INFORMATION

  Concentrations of Credit Risk

     The Company's revenues are derived from uncollateralized sales to customers in the oil and gas industry. The concentration of credit risk in a single industry affects the Company's overall exposure. The Company has not experienced significant credit losses on such sales.

  Major Customers

     Oil and gas sales for 1996 include $44.6 million, $37.7 million and $11.7 million in revenues received from three customers. Also, 1996 revenues included net losses in the amount of $5.9 million related to Commodity Price Risk Management Activities. Oil and gas sales for 1995 include $7.9 million, $21.1 million, $17.2 million and $14.0 million in revenues received from four customers. Also, 1995 revenues

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES
include commodity price risk management gains totaling $9.5 million. Oil and gas sales for 1994 include $15.1 million, $7.6 million, $4.9 million and $9.7 million in revenues received from four customers. No other customers individually accounted for 10 percent or more of revenues.

NOTE 10 -- EMPLOYEE BENEFIT PLAN

  Retirement Plan

     The Company adopted a 401(k) and savings plan for its employees on January 1, 1995. The plan qualifies under Section 401(k) of the Internal Revenue Code as a salary reduction plan. Under the plan, but subject to certain limitations imposed under the Internal Revenue Code, eligible employees are permitted to (a) defer receipt of up to 15 percent of their compensation on a pre-tax basis (salary deferral contributions) or (b) contribute up to 10 percent of their compensation to the plan on an after-tax basis. The plan provides for a Company matching contribution in an amount equal to 50 percent of a participant's salary deferral contributions that are not in excess of 6 percent of such participant's compensation. The plan also permits the Company, in its sole discretion, to make a contribution that is allocated on the last day of each calendar year to certain eligible participants. Company matching and discretionary contributions are vested over a period of five years at the rate of 20 percent per year.

     During 1996 and 1995, the Company incurred $62,443 and $37,293, respectively, in connection with this plan.

  Performance Unit Plan

     In 1996, Belco adopted a performance unit plan which is a long-term incentive compensation plan to be administered by the Stock Option Committee of the Board of Directors. All employees of the Company are eligible to receive an award of performance units under the plan. A performance unit has a performance period that is four consecutive calendar years beginning with and including the calendar year in which the performance unit is granted. The value of a performance unit will be determined based on the ranking of the Company's return on Common Stock during an applicable performance period compared to the return on the shares of Common Stock of certain companies with which the Company competes; however, the maximum value is $2.00 per unit. While payments with respect to performance units will normally be made at the end of the four-year performance period, pro-rated payments may also be made at an earlier time in the event a participant's employment with the Company is involuntarily terminated without cause or is terminated by reason of retirement, death or disability. Payments with respect to performance units will be made in a single sum and may be made in cash, Common Stock or a combination thereof as the Stock Option Committee in its sole discretion may determine. During 1996, the Company granted 250,000 performance units. As of December 31, 1996 the Company has made no cash payments in connection with this plan.

NOTE 11 -- CAPITAL STOCK

  Exchange Agreement and Public Equity Offering

     On March 29, 1996, the Exchange Agreement was consummated resulting in the issuance of 25,000,000 shares to the Predecessor Owners (See Note 1). In addition, on March 29, 1996, the Company completed its initial public offering issuing 6,500,000 shares at $19 per share. Net proceeds totaled $113.1 million after offering costs of $10.4 million.

  Stock Incentive Plans

     On March 25, 1996, the Company adopted a Stock Incentive Plan (the Plan) under which options for shares of Belco's Common Stock may be granted to officers and employees for up to

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

2,250,000 shares of Common Stock. Under the Plan, options granted may either be incentive stock options or non-qualified stock options with a maximum term of 10 years and are granted at no less than the fair market of the stock at the date of grant. Options vest 20% per year until fully vested five years from the date of grant.

     A separate plan has been established under which options for shares of Belco's Common Stock may be granted to nonemployee directors for up to approximately 158,000 shares of Common Stock. The plan provides that each non-employee director be granted stock options for 3,000 shares annually as of the date of the Annual Meeting. The option price of shares issued is equal to the fair market value of the stock on the date of grant. All options vest
33 1/3% per year, beginning one year from date of grant, until fully vested and expire ten years after the date of grant.

     A summary of the status of the Company's plans (the Plans) as of December 31, 1996 and the changes during the year then ended is presented below:

                                                          NUMBER OF    WEIGHTED AVERAGE
                                                           OPTIONS      EXERCISE PRICE
                                                          ----------   ----------------
Outstanding at beginning of year........................          --        $   --
  Granted...............................................     409,000         20.91
  Exercised.............................................          --            --
  Forfeited.............................................      (8,000)        20.09
  Expired...............................................          --            --
                                                          ----------      --------
Outstanding at end of year..............................     401,000        $20.91
Exercisable at end of year..............................          --        $   --
                                                          ==========      ========
Available for grant at end of year......................   1,929,700
                                                          ----------
Weighted average fair value of options granted during
  the year..............................................  $    12.73
                                                          ----------

     The following table summarizes information about stock options outstanding at December 31, 1996:

                                      OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                       --------------------------------------------------   -------------------------------
                           NUMBER           WEIGHTED                            NUMBER
                       OUTSTANDING AT       AVERAGE           WEIGHTED      EXERCISABLE AT      WEIGHTED
                        DECEMBER 31,       REMAINING          AVERAGE        DECEMBER 31,       AVERAGE
   RANGE OF PRICES          1996        CONTRACTUAL LIFE   EXERCISE PRICE        1996        EXERCISE PRICE
   ---------------     --------------   ----------------   --------------   --------------   --------------
$19.00...............     310,000             9.25             $19.00               --           $   --
$24.06-32.68.........      91,000             9.56              27.40               --               --
                          -------                                                                ------
                          401,000             9.31             $20.91               --           $   --
                          =======                                                                ======

     As permitted by SFAS No. 123, the Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for the Plans. Had compensation costs been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's pro forma net income and pro forma earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except for per share amounts):

Pro Forma Net Income.......................................  As Reported    $42,633
                                                             Pro Forma      $42,117
Pro Forma Earnings Per Share...............................  As Reported    $  1.42
                                                             Pro Forma      $  1.40

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

     The fair value of grants was estimated on the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions used: risk-free interest rate of 6.74 percent, expected volatility of 31.0 percent, expected lives of 7.5 years and no dividend yield. The pro forma amounts shown above may not be representative of future results since 1996 was the first year for the Plans.

     Under the Stock Incentive Plan, participants may be granted stock without cost (restricted stock). During 1996, 77,300 shares of restricted stock were issued under the Plan. The restrictions on disposition lapse 20% each year and non-vested shares must be forfeited in the event employment ceases. Unearned compensation was charged for the market value of the restricted shares at the date the shares were issued. The unearned compensation is shown as a reduction of stockholders' equity in the accompanying consolidated balance sheet and is being amortized ratably as the restrictions lapse. During 1996, $227,000 was charged to expense relating to the Plan.

NOTE 12 -- SUPPLEMENTAL QUARTERLY FINANCIAL DATA (IN THOUSANDS, EXCEPT PER SHARE
           AMOUNTS):

                                                                   QUARTERS
                                                   ----------------------------------------
                                                    FIRST     SECOND      THIRD     FOURTH
                                                   -------    -------    -------    -------
                                                                 (UNAUDITED)
1995
Revenues.........................................  $15,701    $19,456    $20,728    $22,715
                                                   =======    =======    =======    =======
Costs and Expenses...............................  $ 7,070    $ 8,910    $ 9,015    $11,016
                                                   =======    =======    =======    =======
Pro Forma Net Income.............................  $ 5,783    $ 7,066    $ 7,848    $ 8,040
                                                   =======    =======    =======    =======
Pro Forma Net Income Per Share...................  $  0.23    $  0.28    $  0.31    $  0.33
                                                   =======    =======    =======    =======
1996
Revenues.........................................  $28,610    $31,555    $28,027    $28,204
                                                   =======    =======    =======    =======
Costs and Expenses...............................  $12,118    $12,837    $13,206    $13,649
                                                   =======    =======    =======    =======
Pro Forma Net Income.............................  $11,066    $12,354    $ 9,782    $ 9,431
                                                   =======    =======    =======    =======
Pro Forma Net Income Per Share...................  $  0.44    $  0.39    $  0.31    $  0.30
                                                   =======    =======    =======    =======

     The sum of the individual quarterly pro forma net income per share amounts may not agree with year-to-date pro forma net income per share as each period's computation is based on the weighted average number of common shares outstanding during that period.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

NOTE 13 -- SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCING
           ACTIVITIES (UNAUDITED):

  Capitalized Costs

     The following table sets forth the capitalized costs and related accumulated depreciation, depletion and amortization relating to the Company's oil and gas production, exploration and development activities as of December 31, 1996 and 1995 (in thousands):

                                                                1995        1996
                                                              --------    --------
Proved properties...........................................  $152,081    $237,150
Unproved properties.........................................    19,927      77,570
                                                              --------    --------
Total capitalized costs.....................................   172,008     314,720
Less -- Accumulated depreciation, depletion and
  amortization..............................................   (45,771)    (86,490)
                                                              --------    --------
Net capitalized costs.......................................  $126,237    $228,230
                                                              ========    ========

  Costs Not Being Amortized

     The following table sets forth a summary of unproved oil and gas property costs not being amortized at December 31, 1996, by the year in which such costs were incurred (in thousands):

                                       1993     1994     1995      1996      TOTAL
                                      ------   ------   -------   -------   -------
Leasehold and seismic...............  $1,426   $8,085   $10,491   $57,568   $77,570
                                      ------   ------   -------   -------   -------

  Costs Incurred

     The following table sets forth the costs incurred in oil and gas acquisition, exploration and development activities as of December 31, 1996, 1995 and 1994 (in thousands):

                                                      1994       1995        1996
                                                     -------    -------    --------
Property acquisitions costs --
  Proved...........................................  $    --    $    --    $  9,871
  Unproved.........................................   10,916     13,643      64,530
Exploration costs..................................    1,727      2,382      17,444
Development costs..................................   39,587     54,451      50,433
Capitalized interest...............................       --        911         434
                                                     -------    -------    --------
  Total costs incurred.............................  $52,230    $71,387    $142,712
                                                     =======    =======    ========

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

  Results of Operations for Oil and Gas Producing Activities

     The following table sets forth revenue and direct cost information relating to the Company's oil and gas exploration and production activities as of December 31, 1996, 1995 and 1994 (in thousands):

                                                      1994       1995        1996
                                                     -------    -------    --------
Oil and gas revenues (including commodity price
  risk management activities)......................  $40,912    $78,247    $113,743
Costs and expenses --
  Lease operating expenses.........................    3,431      4,136       7,024
  Production taxes.................................    2,079      1,688         823
  Depreciation, depletion and amortization.........   14,072     27,590      40,904
                                                     -------    -------    --------
Results of operations from producing activities
  before income taxes..............................   21,330     44,833      64,992
Pro forma provision for income taxes...............    5,756     14,638      22,095
Pro forma results of operations from producing
  activities.......................................  $15,574    $30,195    $ 42,897
                                                     =======    =======    ========
Amortization rate per Mcf equivalent, recurring....  $   .65    $   .64    $    .73
                                                     =======    =======    ========

  Oil and Gas Reserve Information

     The following summarizes the policies used by the Company in preparing the accompanying oil and gas reserves and the changes in such standardized measure of discounted future net cash flows relating to proved oil and gas reserves and the changes in such standardized measure from period to period.

     Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

     Proved oil and gas reserve quantities and the related discounted future net cash flows (without giving effect to hedging activities) as of December 31, 1996 and 1995 are based on estimates prepared by Miller & Lents, independent petroleum engineers. Such estimates have been prepared in accordance with guidelines established by the Securities and Exchange Commission (SEC). Reserve estimates for periods prior to December 31, 1995 were not prepared by an independent petroleum engineer. While reserve reports for years ended prior to December 31, 1995 were not prepared contemporaneously, they have been prepared by an in-house engineer on a basis generally consistent with the Miller & Lents report. The Company used the December 31, 1995 Miller & Lents estimates as an initial basis and adjusted such data for actual production and extensions, discoveries and other additions in 1994 to determine the relevant data for each of these periods. The Company also calculated the reserve economics at the end of 1994 using oil and gas prices in effect as of the end of the year.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. The reserve data set forth herein represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimates, and such revisions may be material.

                     BELCO OIL & GAS CORP. AND SUBSIDIARIES

Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered.

     The standardized measure of discounted future net cash flows from production of proved reserves was developed by first estimating the quantities of proved reserves and the future periods during which they are expected to be produced based on year-end economic conditions. The estimated future cash flows from proved reserves were then determined based on year-end prices, except in those instances where fixed contracts provide for a higher or lower amount. Estimates of future cash flows applicable to oil and gas commodity hedges have been prepared by the Company and are reflected in future cash flows from proved reserves with such estimates based on prices in effect as of the date of the reserve report. Additionally, future cash flows were reduced by estimated production costs, costs to develop and produce the proved reserves, and when significant, certain abandonment costs, all based on year-end economic conditions. Future net cash flows have been discounted by 10 percent in accordance with SEC guidelines.

     The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair value of the Company's oil and gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

     Under SEC rules, companies that follow full-cost accounting methods are required to make quarterly "ceiling test" calculations. Under this test, proved oil and gas property costs may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10 percent, as adjusted for related tax effects and deferred tax reserves. Application of these rules during periods of relatively low oil and gas prices, even if of short-term duration, may result in write-downs.

                             BELCO OIL & GAS CORP.

            STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
                    RELATING TO PROVED OIL AND GAS RESERVES
                                 (IN THOUSANDS)

                                                                    DECEMBER 31,
                                                         ----------------------------------
                                                           1994        1995         1996
                                                         --------    --------    ----------
Future cash inflows(2).................................  $244,782    $427,213    $1,071,550
Future production costs................................   (55,364)    (96,643)     (253,159)
Future development costs...............................    (8,655)    (36,003)      (71,061)
Future net inflows before income taxes(2)..............   180,763     294,567       747,330
Discount at 10% annual rate............................   (70,978)    (88,058)     (331,800)
                                                         --------    --------    ----------
  Discounted future net cash flows before income
     taxes.............................................   109,785     206,509       415,530
Pro forma discounted future income taxes(1)............   (29,000)    (58,000)     (134,957)
                                                         --------    --------    ----------
Standardized measure of discounted future net cash
  flows................................................  $ 80,785    $148,509    $  280,573
                                                         ========    ========    ==========

---------------

(1) The earnings of the Company were not subject to corporate income taxes prior to March 29, 1996 as the Company was a combination of nontaxpaying entities. Concurrent with the Exchange Agreement (see Note 1), the Company became a taxable corporation. The estimated pro forma income taxes as of December 31, 1995 and 1994, discounted at 10%, have been presented assuming the Company was a taxable entity for all periods.

(2) Oil and gas commodity hedges included in future cash inflows totaled ($60.8) million, $7.6 million and $14.0 million at December 31, 1996, 1995 and 1994, respectively, and such hedges included in discounted future net cash flows before income taxes totaled ($55.2) million, $7.2 million and $12.4 million at December 31, 1996, 1995 and 1994, respectively.

                             BELCO OIL & GAS CORP.

      CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
                                 (IN THOUSANDS)

                                                           1994        1995        1996
                                                         --------    --------    ---------
Balance, Beginning of year.............................  $ 61,108    $ 80,785    $ 148,509
Sales and transfers of oil and gas produced, net of
  production costs.....................................   (35,402)    (72,423)    (111,780)
Net change in sales price and production costs.........   (11,205)     11,390      145,133
Extensions and discoveries.............................    38,812     104,549      153,920
Purchases of minerals in place.........................        --          --        7,843
Changes in estimated future development costs..........       835       8,655       24,618
Revisions in quantities................................        --          --       50,309
Accretion of discount..................................     8,511      10,979       20,651
Other, principally revisions in estimates of timing of
  production...........................................    23,126      33,574      (81,673)
Change in income taxes.................................    (5,000)    (29,000)     (76,957)
                                                         --------    --------    ---------
Balance, End of year...................................  $ 80,785    $148,509    $ 280,573
                                                         ========    ========    =========

                             BELCO OIL & GAS CORP.

                          RESERVE QUANTITY INFORMATION
                                PROVED RESERVES

                                                              (MBBLS)      (MMCF)
                                                              -------      -------
                                                                OIL          GAS
Balance at December 31, 1993................................     963        86,854
  Purchases of minerals in place............................      --            --
  Extensions, discoveries and other additions...............   1,657        45,283
  Revisions of previous estimates...........................      --            --
  Sales of minerals in place................................      --            --
  Production................................................    (691)      (17,482)
Balance at December 31, 1994................................   1,929       114,655
  Purchases of minerals in place............................      --            --
  Extensions, discoveries and other additions...............   1,484       126,562
  Revisions of previous estimates...........................      --            --
  Sales of minerals in place................................      --            --
  Production................................................    (961)      (37,047)
Balance at December 31, 1995................................   2,452       204,170
  Purchases of minerals in place............................     162        21,993
  Extensions, discoveries and other additions...............   1,411        87,319
  Revisions of previous estimates...........................      96        22,799
  Sales of minerals in place................................      --            --
  Production................................................    (794)      (51,289)
Balance at December 31, 1996................................   3,327       284,992

PROVED DEVELOPED RESERVES
December 31, 1993...........................................     938        86,223
December 31, 1994...........................................   1,793       100,113
December 31, 1995...........................................   1,838       140,725
December 31, 1996...........................................   2,070       184,904
                                                               -----       -------

NOTE 14 -- EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF AUDITORS' REPORT

     The Company is currently offering $150,000,00 of senior subordinated notes due 2007. The notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future senior debt of the Company.

     In June 1997 the Company purchased 2,940,000 shares of common stock of Hugoton Energy Corporation (Hugoton) at $10.50 per share or a total investment of $30.9 million. The Company's offer to purchase the remaining shares of Hugoton was subsequently withdrawn. This investment is presently carried at cost on the Company's Balance Sheet.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Nevada Private Corporation Law ("NPCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that such person was an officer of director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to (x) any action or suit by or in the right of the corporation against expenses, including amounts paid in settlement and attorneys' fees, actually and reasonably incurred, in connection with the defense or settlement believed to be in, or not opposed to, the best interests of the corporation, except that indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation and (y) any other action or suit or proceeding against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred, if he or she acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, reasonable cause to believe his or her conduct was unlawful. To the extent that a director, officer, employee or agent has been "successful on the merits or otherwise" the corporation must indemnify such person. The articles of incorporation or bylaws may provide that the expenses of officers and directors incurred in defending any such action must be paid as incurred and in advance of the final disposition of such action. The NPCL also permits the Registrant to purchase and maintain insurance on behalf of the Registrant's directors and officers against any liability arising out of their status as such, whether or not Registrant would have the power to indemnify him or her against such liability. These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act.

     The Company's Articles and Bylaws provide that the Company shall, to the fullest extent not prohibited by applicable law, indemnify any director or officer of the Company in connection with certain actions, suits or proceedings, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred. The Company is also required to pay any expenses incurred by a director or officer in defending such an action, in advance of the final disposition of such action. The Company's Articles and Bylaws further provide that, by resolution of the Board of Directors, such benefits may be extended to employees, agents or other representatives of the Company. In addition, the Company's Articles and Bylaws provide that all rights to indemnification and advancement of expenses are deemed to arise out of a contract between the Company and each person to be indemnified which may be evidenced by a separate contract between the Company and each such person.

     The Company has entered into indemnity agreements with each of its directors and executive officers. Under each indemnity agreement, the Company will pay on behalf of the Indemnitee, and his executors, administrators and heirs, any amount which he is or becomes legally obligated to pay because of (i) any claim or claims from time to time threatened or made against him by any person because of any act or omission or neglect or breach of duty, including any actual or alleged error or misstatement or misleading statement, which he commits or suffers while acting in his capacity as a director and/or officer of the Company or an affiliate or (ii) being a party, or being threatened to be made a party, to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact the he is or was an officer, director, employee or agent of the Company or an affiliate or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The payment which the Company will be obligated to make hereunder shall include, inter alia, damages, charges, judgments, fines, penalties, settlements and costs, cost of investigation and cost of defense of legal, equitable or criminal actions, claims or proceedings and appeals therefrom, and costs of attachment, supersedes, bail, surety or other bonds. The Company also provides liability insurance for each of its directors and executive officers.

     The Registrant has authority under the NPCL to indemnify its officers, directors, employees and agents to the extent provided in such statute. Sections
4.16 and 4.17 of the Registrant's Bylaws, referenced as Exhibit 3.2 hereto, provide for indemnification of the Registrant's officers, directors, employees and agents.

     The NPCL provides that a corporation's articles of incorporation may contain a provision which eliminates or limits the personal liability of a director or officer to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, provided that such a provision must not eliminate or limit the liability of a director or officer for: (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) the payment of illegal distributions. The Company's Articles include a provision eliminating the personal liability of directors for breach of fiduciary duty except that such provision will not eliminate or limit any liability which may not be so eliminated or limited under applicable law.

     Section 4.18 of the Registrant's Bylaws provides that the Registrant may maintain insurance, at its expense, to protect itself and any of its directors, officers, employees or agents or any person serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss under the NPCL.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers of persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.

     The following instruments and documents are included as Exhibits to this Registration Statement. Exhibits incorporated by reference are so indicated by parenthetical information.

      EXHIBIT NO.                                  EXHIBIT
      -----------                                  -------
          3.1            -- Articles of Incorporation of the Company (Incorporated by
                            reference to Exhibit 3.1 to the Company's Registration
                            Statement on Form S-1 (File No. 333-1034))
          3.2            -- By-Laws of the Company (Incorporated by reference to
                            Exhibit 3.2 to the Company's Registration Statement on
                            Form S-1 (File No. 333-1034))
          4.1            -- Indenture dated as of September 23, 1997 among the
                            Company, as issuer, and The Bank of New York, as trustee
          4.2            -- Exchange and Registration Rights Agreement dated
                            September 23, 1997 by and among the Company and Chase
                            Securities Inc., Goldman, Sachs & Co. and Smith Barney
                            Inc.
          5.1            -- Opinion of Vinson & Elkins L.L.P.
         10.1            -- Credit Agreement dated as of September 23, 1997 by and
                            among Belco Oil & Gas Corp. and The Chase Manhattan Bank,
                            as administrative agent, and certain financial
                            institutions named therein as Lenders.
         11.1            -- Computation of earnings per share.
         23.1            -- Consent of Arthur Andersen LLP
         23.2            -- Consent of Miller and Lents Ltd.
         23.3            -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1)
         24.1            -- Power of Attorney (included on the signature pages of
                            this Registration Statement)
         25.1            -- Statement of Eligibility of The Bank of New York
         99.1            -- Form of Letter of Transmittal

     (b) Consolidated Financial Statement Schedules.

     All schedules are omitted because they are not applicable or the required information has been provided in the consolidated financial statements or the notes thereto.

ITEM 22. UNDERTAKINGS.

     The Company hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (3) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (4) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, the State of New York on October 3, 1997.

                                            BELCO OIL & GAS CORP.

                                            By:    /s/ ROBERT A. BELFER

                                              ----------------------------------
                                                       Robert A. Belfer
                                                  Chairman of the Board and
                                                   Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert A. Belfer, Laurence D. Belfer or Philip A. Epstein, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign on his behalf individually and in each capacity stated below any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

                        NAME                                           TITLE                         DATE
                        ----                                           -----                         ----

                /s/ ROBERT A. BELFER                   Chairman of the Board and Chief        October 3, 1997
-----------------------------------------------------    Executive Officer (Principal
                  Robert A. Belfer                       Executive Officer)

               /s/ LAURENCE D. BELFER                  Director, President and Chief          October 3, 1997
-----------------------------------------------------    Operating Officer
                 Laurence D. Belfer

                /s/ DOMINICK J. GOLIO                  Vice President -- Finance and Chief    October 3, 1997
-----------------------------------------------------    Financial Officer (Principal
                  Dominick J. Golio                      Financial and Accounting Officer)

                 /s/ GRAHAM ALLISON                    Director                               October 3, 1997
-----------------------------------------------------
                   Graham Allison

                /s/ DANIEL C. ARNOLD                   Director                               October 3, 1997
-----------------------------------------------------
                  Daniel C. Arnold

                 /s/ ALAN D. BERLIN                    Director                               October 3, 1997
-----------------------------------------------------
                   Alan D. Berlin

                   /s/ JACK SALTZ                      Director                               October 3, 1997
-----------------------------------------------------
                     Jack Saltz

             /s/ GEORGIANA SHELDON-SHARP               Director                               October 3, 1997
-----------------------------------------------------
               Georgiana Sheldon-Sharp

                                 EXHIBIT INDEX

      EXHIBIT NO.                                  EXHIBIT
      -----------                                  -------
          3.1            -- Articles of Incorporation of the Company (Incorporated by
                            reference to Exhibit 3.2 to the Company's Registration
                            Statement on Form S-1 (File No. 333-1034))
          3.2            -- By-Laws of the Company (Incorporated by reference to
                            Exhibit 3.2 to the Company's Registration Statement on
                            Form S-1 (File No. 333-1034))
          4.1            -- Indenture dated as of September 23, 1997 among the
                            Company, as issuer, and The Bank of New York, as trustee
          4.2            -- Exchange and Registration Rights Agreement dated
                            September 23, 1997 by and among the Company and Chase
                            Securities Inc., Goldman, Sachs & Co. and Smith Barney
                            Inc.
          5.1            -- Opinion of Vinson & Elkins L.L.P.
         10.1            -- Credit Agreement dated as of September 23, 1997 by and
                            among Belco Oil & Gas Corp. and The Chase Manhattan Bank,
                            as administrative agent, and certain financial
                            institutions named therein as Lenders.
         11.1            -- Computation of earnings per share.
         23.1            -- Consent of Arthur Andersen LLP
         23.2            -- Consent of Miller & Lents Ltd.
         23.3            -- Consent of Vinson & Elkins L.L.P. (included in Exhibit
                            5.1)
         24.1            -- Power of Attorney (included on the signature pages of
                            this Registration Statement)
         25.1            -- Statement of Eligibility of The Bank of New York
         99.1            -- Form of Letter of Transmittal